1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 7, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS SUPPLEMENTAL CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this supplemental circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

(1) PROPOSED DISPOSAL OF THE ALUMINUM FABRICATION INTERESTS
OF THE COMPANY TO CHINALCO;
(2) PROPOSED TRANSFER OF THE LOANS OF THE COMPANY TO CHINALCO;
(3) PROPOSED DISPOSAL OF THE ASSETS OF NORTHWEST ALUMINUM FABRICATION BRANCH OF THE COMPANY TO NORTHWEST ALUMINUM FABRICATION PLANT,
A SUBSIDIARY OF CHINALCO;
(4) PROPOSED DISPOSAL OF THE ALUMINA ASSETS OF GUIZHOU BRANCH OF
THE COMPANY TO GUIZHOU ALUMINUM PLANT, A SUBSIDIARY OF CHINALCO; AND
(5) SUPPLEMENTAL NOTICE OF 2012 ANNUAL GENERAL MEETING

Independent Financial Adviser to
the Independent Board Committee and the Independent Shareholders

China Securities (International) Corporate Finance Company Limited

This supplemental circular should be read together with the AGM Circular and the AGM Notice.

A letter from the Board containing details of the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets is set out on pages 1 to 32 of this supplemental circular. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of the afore-mentioned Proposed Connected Transactions is set out on pages 33 to 34 of this supplemental circular. A letter from the Independent Financial Adviser containing its independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the afore-mentioned Proposed Connected Transactions is set out on pages 35 to 70 of this supplemental circular.

The Supplemental Proxy Form is also enclosed with this supplemental circular for use at the AGM. Whether or not you are able to attend the AGM in person, you are requested to complete and return the enclosed Supplemental Proxy Form in accordance with the instructions printed thereon not less than 24 hours before the time appointed for holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the Supplemental Proxy Form will not prevent you from attending and voting in person at the AGM or any adjournment if you so wish.

7 June 2013

* For identification purpose only

CONTENTS

Page

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ii

LETTER FROM THE BOARD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

LETTER FROM THE INDEPENDENT BOARD COMMITTEE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	33

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	35

APPENDIX I - FINANCIAL INFORMATION OF THE GROUP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	71

APPENDIX II - GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	74

APPENDIX III - VALUATION REPORT FOR
THE WHOLE ASSETS OF NORTHWEST
ALUMINUM FABRICATION BRANCH . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	82

APPENDIX IV - VALUATION REPORT FOR
THE ALUMINA ASSETS OF GUIZHOU BRANCH . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	128

SUPPLEMENTAL NOTICE OF
THE 2012 ANNUAL GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	160

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in RMB and which are listed on the Shanghai Stock Exchange;

"A Shareholder(s)"	holder(s) of A Shares;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"AGM"	the annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Thursday, 27 June 2013;

"AGM Circular"	the circular issued by the Company to the Shareholders dated 13 May 2013 for the AGM;

"AGM Notice"	the notice issued by the Company to the Shareholders dated 13 May 2013 for the AGM;

"AGM Proxy Form"	the proxy form enclosed with the AGM Circular for use at the AGM;

"Alumina Assets Transfer Agreement"

the agreement entered into between the Company and Guizhou Aluminum Plant, a subsidiary of Chinalco, on 6 June 2013, pursuant to which the Company agreed to sell and Guizhou Aluminum Plant agreed to purchase the alumina assets of Guizhou Branch of the Company;

"Aluminum Fabrication Assets	the agreement entered into between the Company and Northwest Aluminum Fabrication Plant, a subsidiary of
Transfer Agreement"

Chinalco, on 6 June 2013, pursuant to which the Company agreed to sell and Northwest Aluminum Fabrication Plant agreed to purchase the whole assets of Northwest Aluminum Fabrication Branch of the Company;

- ii -

DEFINITIONS

"Aluminum Fabrication Enterprises"

the enterprises including Chalco Henan, Chalco Southwest Aluminum, Chalco Southwest Cold Rolling, Huaxi Aluminum, Chalco Ruimin, Chalco Qingdao, Sapa Chalco and Guizhou Chalco, the equity interests in which are proposed to be disposed of by the Company;

"Aluminum Fabrication Interests"

the 86.84% equity interest in Chalco Henan, 60% equity interest in Chalco Southwest Aluminum, 100% equity interest in Chalco Southwest Cold Rolling, 56.86% equity interest in Huaxi Aluminum, 93.47% equity interest in Chalco Ruimin, 100% equity interest in Chalco Qingdao, 50% equity interest in Sapa Chalco and 40% equity interest in Guizhou Chalco, all of which are directly held by the Company as at the Latest Practicable Date;

"Aluminum Fabrication	the agreement to be entered into between the Company and Chinalco, pursuant to which the Company agreed
Interests Transfer Agreement"	to sell and Chinalco agreed to purchase the Aluminum Fabrication Interests;

"Articles of Association"	the Articles of Association of the Company;

"associate(s)"	has the same meaning as defined in the Hong Kong Listing Rules;

"Board"	the board of Directors;

"CBEX"	China Beijing Equity Exchange, an approved equity exchange for the transfer of state-owned assets;

"CEA"	China Enterprise Appraisals Co., Ltd., a qualified independent valuer;

"Chalco Henan"

Chalco Henan Aluminum Fabrication Co., Ltd.* (), a limited liability company established in the PRC, which is directly owned as to 86.84% equity interest by the Company as at the Latest Practicable Date;

- iii -

DEFINITIONS

"Chalco Qingdao"	Chalco Qingdao Light Metal Company Limited* (), a limited liability company established in the PRC, which is directly owned as to 100% equity interest by the Company as at the Latest Practicable Date;

"Chalco Ruimin"	Chalco Ruimin Co., Ltd.* (), which is directly owned as to 93.47% equity interest by the Company as at the Latest Practicable Date;

"Chalco Southwest Aluminum"	Chalco Southwest Aluminum Co., Ltd.* (), a limited liability company established in the PRC, which is directly owned as to 60% equity interest by the Company as at the Latest Practicable Date;

"Chalco Southwest Cold Rolling"	Chalco Southwest Cold Rolling Co., Ltd.* (), a limited liability company established in the PRC, which is directly owned as to 100% equity interest by the Company as at the Latest Practicable Date;

"Chinalco"	Aluminum Corporation of China* (), a state-owned enterprise and the controlling Shareholder of the Company;

"Company"

Aluminum Corporation of China Limited* (), a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;

"Director(s)"	the director(s) of the Company;

"Effective Date"

the respective date when each of the agreements in relation to the Proposed Connected Transactions becomes effective after satisfaction of the relevant condition precedents as set out in such agreements;

- iv -

DEFINITIONS

"Group"	the Company and its subsidiaries;

"Guizhou Chalco"	Guizhou Chalco Aluminum Co., Ltd.* (), which is directly owned as to 40% equity interest by the Company as at the Latest Practicable Date;

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholder(s)"	holder(s) of H Shares;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Huaxi Aluminum"	Huaxi Aluminum Co., Ltd.* (), which is directly owned as to 56.86% equity interest by the Company as at the Latest Practicable Date;

"Independent Board Committee"

the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets;

"Independent Financial Adviser " or	China Securities (International) Corporate Finance Company Limited, a corporation licensed to carry on type
"China Securities (International)"

6 (advising on corporate finance) regulated activities under the SFO, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets;

- v -

DEFINITIONS

"Independent Shareholder(s)"

the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the AGM to approve the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets;

"Latest Practicable Date"	7 June 2013, being the latest practicable date in ascertain information for inclusion in the supplemental circular before despatching the supplemental circular to the Shareholders;

"Loans"	the target subject of the Loan Transfer Agreement, including Loan I and Loan II;

"Loan I"	the total entrusted loans owed by Chalco Henan to the Company as at 31 December 2012;

"Loan II"	the total entrusted loans owed by Chalco Qingdao to the Company as at 31 December 2012;

"Loan Transfer Agreement"	the loan transfer agreement to be entered into between the Company and Chinalco, pursuant to which the Company agreed to sell and Chinalco agreed to purchase the Loans;

"PBOC"	People's Bank of China;

"PCAA"	Pan-China Assets Appraisal Co., Ltd., a qualified independent valuer;

"PRC"	the People's Republic of China which, for the purposes of this supplemental circular, excludes Hong Kong, the Macau Special Administrative Region and the Taiwan region;

"PRC GAAP"	the generally accepted accounting principles in the PRC;

"Proposed Connected Transactions"

the proposed connected transactions to be put forward at the AGM, including the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets;

- vi -

DEFINITIONS

"Proposed Disposal of Alumina Assets"	the proposed disposal of the alumina assets of Guizhou Branch of the Company to Guizhou Aluminum Plant, a subsidiary of Chinalco;

"Proposed Disposal of	the proposed disposal of the whole assets of Northwest Aluminum Fabrication Branch of the Company to
Aluminum Fabrication Assets"	Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco;

"Proposed Disposal of	the proposed disposal of the Aluminum Fabrication Interests of the Company to Chinalco;
Aluminum Fabrication Interests"

"Proposed Transfer of Loans"	the proposed transfer of the Loans owed by Chalco Henan and Chalco Qingdao to Chinalco;

"RMB"	Renminbi, the lawful currency of the PRC;

"Sapa Chalco"	Sapa Chalco Aluminum Products (Chongqing) Co., Ltd.* (), which is directly owned as to 50% equity interest by the Company as at the Latest Practicable Date;

"SASAC"	State-owned Asset Supervision and Administration Commission of the State Council, the PRC;

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Share(s)"	A Shares and H Shares;

"Shareholder(s)"	A Shareholders and H Shareholders;

"Supplemental Notice"	the notice enclosed with the supplemental circular for use at the AGM;

"Supplemental Proxy Form"	the proxy form enclosed with the supplemental circular for use at the AGM;

"%"	per cent.

- vii -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Xiangmin	Beijing
The People's Republic of China
Non-executive Directors:	Postal code: 100082
Mr. Shi Chungui
Mr. Lv Youqing	Principal place of business:
Mr. Liu Caiming	No. 62 North Xizhimen Street
Haidian District
Independent non-executive Directors:	Beijing
Mr. Zhang Zhuoyuan	The People's Republic of China
Mr. Wang Mengkui	Postal code: 100082
Mr. Zhu Demiao
Principal place of business in Hong Kong:
Unit 3103, 31st Floor
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

7 June 2013

To the Shareholders

Dear Sirs,

I.	INTRODUCTION

Reference is made to the announcements of the Company dated 9 May 2013, 16 May 2013, 6 June 2013 and 7 June 2013, in relation to the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets.

- 1 -

LETTER FROM THE BOARD

The ordinary resolutions in relation to the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets are set out in the AGM Notice dated 13 May 2013.

On 7 June 2013, Chinalco submitted a new proposal in relation to the Proposed Transfer of Loans to be considered and approved at the AGM. The Board is of the opinion that Chinalco, being the controlling Shareholder of the Company, is entitled to submit supplemental proposals at the general meeting in accordance with relevant provisions and the Articles of Association, and has complied with relevant provisions during the process of submission of such proposals. Furthermore, taking into account that the contents of such proposal are within the scope of terms of reference of general meetings and with specific topics and matters for resolution, the Board agreed to submit the resolution in relation to the Proposed Transfer of Loans to the AGM for the Independent Shareholders' consideration. A Supplemental Notice containing the additional resolution regarding the Proposed Transfer of Loans is enclosed with this supplemental circular.

The purpose of this supplemental circular is to (i) provide you with information regarding the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM; and (ii) to set out the recommendation from the Independent Board Committee and the letter of advice from Independent Financial Adviser on the afore-mentioned Proposed Connected Transactions.

II.	INFORMATION ABOUT THE PROPOSED CONNECTED TRANSACTIONS

1	PROPOSED DISPOSAL OF ALUMINUM FABRICATION INTERESTS

1.1	Background

Reference is made to the announcements of the Company dated 9 May 2013 and 7 June 2013.

The Company proposed to dispose its Aluminum Fabrication Interests by way of open tender. According to the relevant requirements of CBEX, the Company is required to dispose such equity interests through eight separate open tenders. On 13 May 2013, the Company submitted the tender notice to CBEX. Chinalco, the controlling Shareholder of the Company, participated in and won the bid for the Aluminum Fabrication Interests on 7 June 2013. Therefore, the Proposed Disposal of Aluminum Fabrication Interests constitutes a connected transaction under the Hong Kong Listing Rule.

- 2 -

LETTER FROM THE BOARD

Upon completion of the disposal of Aluminum Fabrication Interests to Chinalco, the Company will cease to hold any equity interest in any of the Aluminum Fabrication Enterprises.

1.2	Principal Terms of the Aluminum Fabrication Interests Transfer Agreement

Date:	on or before 11 June 2013

Parties:	Chinalco (as the purchaser); and
the Company (as the seller).

Consideration:

RMB3,242,245,400, being the initial bidding price of the Aluminum Fabrication Interests, which is determined with reference to the appraised net asset value of the Aluminum Fabrication Interests and the relevant requirements of CBEX.

Payment:

The consideration shall be paid in cash. The first payment, i.e. approximately 30% of the consideration for the Proposed Disposal of Aluminum Fabrication Interests in an amount of RMB972,673,620 shall be paid within five working days after the Effective Date and the remaining approximately 70% of the consideration in an amount of RMB2,269,571,780 shall be paid before 30 June 2014. Chinalco is also required to pay interests to the Company with respect to the amount of the second installment of the consideration for the period starting from the date immediately after the Effective Date until the second payment date at the loan interest rate from the PBOC per annum.

The audited consolidated net profits/losses of the Aluminum Fabrication Enterprises attributable to the Company incurred during the period from 31 December 2012 (i.e. the valuation reference date) to the Effective Date shall be assumed by the Company. Such profits/losses and the relevant interests shall be settled together with the second installment.

- 3 -

LETTER FROM THE BOARD

The parties shall cooperate so as to complete the relevant registrations of transfer of the Aluminum Fabrication Interests with the competent business registration authority within sixty working days after the Effective Date.

Transfer of Loans:

Pursuant to the Aluminum Fabrication Interests Transfer Agreement, the Company shall transfer the loans owed by Chalco Henan and Chalco Qingdao, of which the aggregate book values not exceeding RMB3 billion as at 31 December 2012, to Chinalco by way of a separate agreement, i.e. the Loan Transfer Agreement.

According to the relevant PRC laws and regulations, the PRC legal advisers of the Company confirm that it is the contractual obligation for the parties to complete the Proposed Transfer of Loans pursuant to the Aluminum Fabrication Interests Transfer Agreement but not a conditional precedent of this agreement.

The consideration of the Proposed Transfer of Loans is not included in the consideration of the Proposed Disposal of Aluminum Fabrication Interests, and shall be determined based on the appraised value of the Loans as prepared by a qualified independent valuer.

For details of the Proposed Transfer of Loans, please refer to the subsection headed "2. Proposed Transfer of Loans" set out in the letter from the Board of this supplemental circular.

- 4 -

LETTER FROM THE BOARD

Conditions Precedent:	The Aluminum Fabrication Interests Transfer Agreement shall become effective upon the satisfaction of, among other things, the followings:

(a)	the approval for the Aluminum Fabrication Interests Transfer Agreement by the Independent Shareholders having been obtained; and

(b)	the necessary consents by the SASAC having been obtained.

As the disposal of the Aluminum Fabrication Interests is by way of open tender, the Company is required to enter into eight separate sell and purchase agreements with Chinalco on the same signing date of the Aluminum Fabrication Interests Transfer Agreement, which will be in compliance with the terms set out in the Aluminum Fabrication Interests Transfer Agreement and will form part of the Aluminum Fabrication Interests Transfer Agreement. As the eight sale and purchase agreements are subject to the approval by the SASAC and the Independent Shareholders as a whole, such agreements will be completed together on the same completion date of the Aluminum Fabrication Interests Transfer Agreement.

The Aluminum Fabrication Interests will cease to be consolidated into the financial statements of the Group and the Proposed Disposal of Aluminum Fabrication Interests will be completed on the Effective Date. As for the Aluminum Fabrication Interests Transfer Agreement, due to the deferred payment term, such agreement will be completed after the full payments of the consideration.

The principal terms of the Aluminum Fabrication Interests Transfer Agreement which to be entered into on or before 11 June 2013 will be substantially the same as those set out in "1.2 Principal Terms of the Aluminum Fabrication Interests Transfer Agreement" in this supplemental circular.

- 5 -

LETTER FROM THE BOARD

1.3	Basis of Consideration

Considering the number of the Aluminum Fabrication Interests to be valued, the large scale of their assets and the limited time, the Company engaged different independent valuers to conduct the valuation work so as to meet the expected timetable. Pursuant to the appraisal reports issued by CEA and PCAA, the total appraised value of the Aluminum Fabrication Interests as at 31 December 2012 attributable to the equity interest held by the Company was RMB2,087,570,000, among which the value of the net assets attributable to the 86.84% equity interest in Chalco Henan held by the Company amounted to RMB-1,129,166,200. As each bidding price of the Aluminum Fabrication Interests shall be higher than the net appraised value prepared by the independent valuer or RMB0 (if applicable) pursuant to the relevant requirements of CBEX, the Company is required to dispose the Aluminum Fabrication Interests at the consideration of not less than RMB3,216,736,200. Based on the aforementioned factors, the Company set the initial bidding price of the Aluminum Fabrication Interests at RMB3,242,245,400 in excess of RMB25,509,200 from the minimum bidding price being RMB3,216,736,200. The excess of RMB25,509,200 is determined with reference to the appraised value of Sapa Chalco attributable to the difference between the actual contribution percentage and the registered shareholding percentage of the Company in Sapa Chalco, being approximately 11.95%. Sapa Chalco is a joint venture company which is owned as to 50% and 50% by the Company and the other shareholder. As at the Latest Practicable Date, the registered capital of Sapa Chalco has not been fully paid by its other shareholder. Accordingly, the actual contribution percentage of the Company in Sapa Chalco is 61.95% in excess of 11.95% from its registered shareholding percentage of 50%. In view of this, the Company set an excess of RMB25,509,200 from the minimum bidding price of RMB3,216,736,200. Apart from Sapa Chalco, the registered capitals of the remaining seven Aluminum Fabrication Enterprises have been fully paid as at the Latest Practicable Date.

For details of the valuation result of each of the Aluminum Fabrication Interests, please refer to the paragraph headed "1.4 Information about the Aluminum Fabrication Interests" set out in the letter from the Board of this supplemental circular.

- 6 -

LETTER FROM THE BOARD

1.4	Information about the Aluminum Fabrication Interests

(a)	Chalco Henan

Chalco Henan Aluminum Fabrication Co., Ltd. (), is a limited liability company established in August 2005. It is mainly engaged in the production and operation of aluminum and aluminum alloy sheets, strips, foils and sections. As at the Latest Practicable Date, the Company directly holds 86.84% equity interest in Chalco Henan.

As at 31 December 2012, the audited net asset of Chalco Henan was approximately RMB-1,469.79 million. The value of the net asset of Chalco Henan was approximately RMB-1,300.28 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Chalco Henan is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB-328.05 million	RMB-516.16 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-328.05 million	RMB-516.16 million

(b)	Chalco Southwest Aluminum

Chalco Southwest Aluminum Co., Ltd. (), is a limited liability company established in September 2004. It is mainly engaged in the production and operation of high-precision aluminum segments and trips such as hot-rolled blanks for aluminum alloy bodies, tank covers, PS, aluminum foils and bottle caps. As at the Latest Practicable Date, the Company directly holds 60% equity interest in Chalco Southwest Aluminum.

- 7 -

LETTER FROM THE BOARD

As at 31 December 2012, the audited net asset of Chalco Southwest Aluminum was approximately RMB619.05 million. The value of the net asset of Chalco Southwest Aluminum was approximately RMB722.69 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Chalco Southwest Aluminum is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB79.98 million	RMB-21.31 million
Net profit (after taxation	approximately	approximately
and extraordinary items)	RMB67.76 million	RMB-18.40 million

(c)	Chalco Southwest Cold Rolling

Chalco Southwest Cold Rolling Co., Ltd. (), is a limited liability company established in March 2006. It is mainly engaged in rolling aluminum and aluminum alloy processing and development of production technologies relating to high-precision aluminum sheets and strips. As at the Latest Practicable Date, the Company directly holds 100% equity interest in Chalco Southwest Cold Rolling.

As at 31 December 2012, the audited net asset of Chalco Southwest Cold Rolling was approximately RMB528.96 million. The value of the net asset of Chalco Southwest Cold Rolling was approximately RMB578.88 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Chalco Southwest Cold Rolling is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB-39.46 million	RMB-200.21 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-33.61 million	RMB-170.92 million

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LETTER FROM THE BOARD

(d)	Huaxi Aluminum

Huaxi Aluminum Co., Ltd. (), is a limited liability company established in July 2001. It is mainly engaged in the production and sales of aluminum products, mechanical and electrical products and equipment; sales of pure aluminum. As at the Latest Practicable Date, the Company directly holds 56.86% equity interest in Huaxi Aluminum.

As at 31 December 2012, the audited net asset of Huaxi Aluminum was approximately RMB281.14 million. The value of the net asset of Huaxi Aluminum was approximately RMB349.71 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Huaxi Aluminum is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB-10.87 million	RMB-86.02 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-9.38 million	RMB-99.68 million

(e)	Chalco Ruimin

Chalco Ruimin Co., Ltd. (), is a limited liability company established in December 2004. It is mainly engaged in the production of aluminum, magnesium and such alloys products. As at the Latest Practicable Date, the Company directly holds 93.47% equity interest in Chalco Ruimin.

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LETTER FROM THE BOARD

As at 31 December 2012, the audited net asset of Chalco Ruimin was approximately RMB1,510.17 million. The value of the net asset of Chalco Ruimin was approximately RMB1,698.75 million as at 31 December 2012, based on the valuation report prepared by PCAA by using the asset-based approach. Further audited consolidated financial information of Chalco Ruimin is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB27.15 million	RMB-262.04 million
Net profit (after taxation	approximately	approximately
and extraordinary items)	RMB28.96 million	RMB-225.11 million

(f)	Chalco Qingdao

Chalco Qingdao Light Metal Company Limited (), is a limited liability company established in August 2008. It is mainly engaged in the production and sales of bauxite and magnesite products, smelted products and processed products. As at the Latest Practicable Date, the Company directly holds 100% equity interest in Chalco Qingdao.

As at 31 December 2012, the audited net asset of Chalco Qingdao was approximately RMB136.37 million. The value of the net asset of Chalco Qingdao was approximately RMB174.88 million as at 31 December 2012, based on the valuation report prepared by PCAA by using the asset-based approach. Further audited consolidated financial information of Chalco Qingdao is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB-55.59 million	RMB-49.23 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-55.59 million	RMB-54.94 million

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LETTER FROM THE BOARD

(g)	Sapa Chalco

Sapa Chalco Aluminum Products (Chongqing) Co., Ltd. (), is a limited liability company established in June 2011. It is mainly engaged in the design, production, processing, operation and sales of aluminum alloy squeeze structures and aluminum alloy vehicle body modules (). As at the Latest Practicable Date, the Company directly holds 50% equity interest in Sapa Chalco.

As at 31 December 2012, the audited net asset of Sapa Chalco was approximately RMB207.84 million. The value of the net asset of Sapa Chalco was approximately RMB210.90 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Sapa Chalco is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB-10.87 million	RMB-10.65 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-9.25 million	RMB-8.94 million

(h)	Guizhou Chalco

Guizhou Chalco Aluminum Co., Ltd. (), is a limited liability company established in January 2011. It is mainly engaged in the production and sales of aluminum, aluminum alloy sheets, strips and foils. As at the Latest Practicable Date, the Company directly holds 40% equity interest in Guizhou Chalco.

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LETTER FROM THE BOARD

As at 31 December 2012, the audited net asset of Guizhou Chalco was approximately RMB339.65 million. The value of the net asset of Guizhou Chalco was approximately RMB343.14 million as at 31 December 2012, based on the valuation report prepared by PCAA by using the asset-based approach. Further audited consolidated financial information of Guizhou Chalco is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB1.32 million	RMB21.08 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB1.24 million	RMB18.46 million

The valuation reports prepared by CEA as well as PCAA with customary assumptions are all based on the asset-based approach due to the following reasons:

(i)	The adoption of market approach was not appropriate, as it is difficult to find any comparable transactions involving in the market;

(ii)

The adoption of income approach was also not appropriate as it is difficult to make an accurate estimate on the future income of the Aluminum Fabrication Interests after taking into: (a) the Aluminum Fabrication Enterprises are principally engaged in trading of non-ferrous metal and related products, which has a very cyclical business nature; (b) some of the Aluminum Fabrication Enterprises have only been in operation for less than three years and thus lack of historical financial information to support estimation of future income; and (c) certain factories or production plants of the Aluminum Fabrication Enterprises are still under construction and the respective businesses have not generated any revenue yet; and

(iii)

The asset-based approach is based on the balance sheet of the valued target. CEA and PCAA have access to the necessary materials as required by the asset-based approach so as to conduct a comprehensive valuation.

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LETTER FROM THE BOARD

As such, CEA and PCAA both adopted the asset-based approach among the aforementioned three basic valuation methods to derive the appraised net assets values of the Aluminum Fabrication Interests.

2	PROPOSED TRANSFER OF LOANS

2.1	Background

Reference is made to the announcement of the Company dated 16 May 2013.

In order to lower the financing costs and supplement the working capital, the Company has provided entrusted loans to its two subsidiaries, namely Chalco Henan and Chalco Qingdao, in the book values amounting to RMB2,809 million and RMB116.5 million as at 31 December 2012, respectively. Apart from the Chalco Henan and Chalco Qingdao, there are no outstanding entrusted loans owed by the remaining six Aluminum Fabrication Enterprises to the Company.

As the Company proposed to dispose the Aluminum Fabrication Interests, including its equity interest in Chalco Henan and Chalco Qingdao, to Chinalco, the Company proposed to enter into the Aluminum Fabrication Interests Transfer Agreement with Chinalco. Pursuant to the Aluminum Fabrication Interests Transfer Agreement, the Company shall transfer its loans owed by Chalco Henan and Chalco Qingdao to Chinalco. Therefore, the Company and Chinalco proposed to enter into a separate agreement, i.e. the Loan Transfer Agreement.

2.2	Principal Terms of the Loan Transfer Agreement

Date:	on or before 11 June 2013

Parties:	Chinalco (as the purchaser); and
the Company (as the seller).

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LETTER FROM THE BOARD

Consideration:

RMB1,755,970,700,which is determined after arm's length negotiations between the parties, with reference to the appraised total values of the Loans in compliance with relevant requirements of the Administration of Sate-owned Assets Valuation Procedures () promulgated by the State Council of the PRC which requires transfer of loans by state-owned enterprise to be appraised by a qualified independent valuer. Pursuant to the appraisal reports issued by China United Assets Appraisal Group, the appraised values of Loan I and Loan II as at 31 December 2012 were RMB1,639,470,700 and RMB116,500,000, respectively, which were calculated based on the liquidation approach.

Payment:	The consideration shall be paid in cash in five equal installments, representing 20% of the consideration for the Proposed Transfer of Loans in amount of RMB351,194,140.

The first installment shall be paid within thirty days after the Effective Date.

The second installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2014.

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LETTER FROM THE BOARD

The third installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2015.

The fourth installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2016.

The last installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2017.

Any new loan owed by Chalco Henan and Chalco Qingdao to the Group incurred during the period from 31 December 2012 to the Effective Date, shall be assumed by Chalco Henan and Chalco Qingdao, which will also be jointly assumed by Chinalco.

Conditions Precedent:	The Loan Transfer Agreement shall become effective upon the satisfaction of, among other things, the followings:

(a)	the approval for the Loan Transfer Agreement by the Independent Shareholders having been obtained;

(b)	the necessary consents by SASAC having been obtained; and

(c)	the Aluminum Fabrication Interests Transfer Agreement having became effective.

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LETTER FROM THE BOARD

The Proposed Transfer of Loans will be completed on the Effective Date. As for the Loan Transfer Agreement, due to the deferred payment term, such agreement will be completed after the full payments of the consideration.

The principal terms of the Loan Transfer Agreement which to be entered into on or before 11 June 2013 will be substantially the same as those set out in "2.2 Principal Terms of the Loan Transfer Agreement" in this supplemental circular.

2.3	Information about the Loans of the Company

(a)	Loan I

As at 31 December 2012, the book value of the entrusted loans owed by Chalco Henan to the Company amounted to approximately RMB2,809 million. Pursuant to the appraisal report issued by China United Assets Appraisal Group, the appraised value of Loan I as at 31 December 2012 was RMB1,639,470,700.

(b)	Loan II

As at 31 December 2012, the book value of the entrusted loans owed by Chalco Qingdao to the Company amounted to approximately RMB116.5 million. Pursuant to the appraisal report issued by China United Assets Appraisal Group, the appraised value of Loan II as at 31 December 2012 was RMB116,500,000.

The aforementioned valuation reports prepared by China United Assets Appraisal Group with customary assumptions are based on the liquidation approach due to the following reasons:

(i)

As an insolvent company, Chalco Henan has been in operating loss since 2010 and could not generate cash flow to repay its loans. The only possible way for Chalco Henan to repay its loans is to get liquidated;

(ii)

As for Chalco Qingdao, it has been in operating loss since 2010 and may be in financial distress as it cannot pay-off its short-term loans. Chalco Henan could not generate cash flow to repay its loans and the only possible way for Chalco Qingdao to repay its loans is to get liquidated.

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LETTER FROM THE BOARD

3	PROPOSED DISPOSAL OF ASSETS OF NORTHWEST ALUMINUM FABRICATION BRANCH

3.1	Background

Reference is made to the announcements of the Company dated 9 May 2013 and 6 June 2013.

The Company entered into the Aluminum Fabrication Assets Transfer Agreement with Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on 6 June 2013, pursuant to which the Company agreed to sell and Northwest Aluminum Fabrication Plant agreed to purchase the whole assets of Northwest Aluminum Fabrication Branch of the Company.

3.2	Principal Terms of the Aluminum Fabrication Assets Transfer Agreement

Date:	6 June 2013

Parties:	Northwest Aluminum Fabrication Plant (as the purchaser); and
the Company (as the seller).

Consideration:

RMB1,659,616,300 which is determined after arm's length negotiations between the parties, with reference to the appraised net asset value of Northwest Aluminum Fabrication Branch of the Company, being RMB1,659,616,300 as prepared by CEA based on asset-based approach at 31 December 2012.

Payment:	The consideration shall be paid in cash in five equal installments, representing 20% of the consideration for the Proposed Disposal of Aluminum Fabrication Assets in amount of RMB331,923,260.

The first payment shall be paid within thirty days after the Effective Date.

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LETTER FROM THE BOARD

The second installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2014.

The third installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2015.

The fourth installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2016.

The last installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2017.

The audited net profits or losses of the assets of Northwest Aluminum Fabrication Branch attributable to the Company incurred before the Effective Date shall be assumed by the Company. Such net profits or losses and the relevant disbursements incurred during the same period shall be settled together with the second installment.

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LETTER FROM THE BOARD

Conditions Precedent:	The Aluminum Fabrication Assets Transfer Agreement shall become effective upon the satisfaction of, among other things, the followings:

(a)	the approval for the Aluminum Fabrication Assets Transfer Agreement by the Independent Shareholders having been obtained; and

(b)	the necessary consents by SASAC having been obtained.

The Proposed Disposal of Aluminum Fabrication Assets will be completed on the Effective Date. As for the Aluminum Fabrication Assets Transfer Agreement, due to the deferred payment term, such agreement will be completed after the full payments of the consideration.

3.3	Information about the assets of Northwest Aluminum Fabrication Branch of the Company

Northwest Aluminum Fabrication Branch of the Company is mainly engaged in the production and sale of aluminum fabrication. The whole assets of Northwest Aluminum Fabrication Branch mainly include the aluminum fabrication plant (including the production equipment, vehicles, machinery and equipment and buldings) and the relevant auxiliary facilities, all of which are located at Lanzhou City, Gansu Province, the PRC with an annual aluminum fabrication production capacity of 135,000 tonnes. Besides, the management and operation staff of the Northwest Aluminum Fabrication Branch will be transferred to Northwest Aluminum Fabrication Plant.

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LETTER FROM THE BOARD

As at 31 December 2012, the audited net asset of Northwest Aluminum Fabrication Branch was approximately RMB1,575.39 million. The value of the net asset of Northwest Aluminum Fabrication Branch was RMB1,659.62 million as at 31 December 2012, based on the valuation report prepared by CEA by using the assetbased approach, which is set out in Appendix III of this supplemental circular. Further audited consolidated financial information of the assets of Northwest Aluminum Fabrication Branch is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB2.87 million	RMB-127.17 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB6.58 million	RMB-121.41 million

4	PROPOSED DISPOSAL OF ALUMINA ASSETS OF GUIZHOU BRANCH

4.1	Background

Reference is made to the announcements of the Company dated 9 May 2013 and 6 June 2013.

The Company entered into the Alumina Assets Transfer Agreement with Guizhou Aluminum Plant, a subsidiary of Chinalco on 6 June 2013, pursuant to which the Company agreed to sell and Guizhou Aluminum Plant agreed to purchase the alumina assets of Guizhou Branch of the Company.

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LETTER FROM THE BOARD

4.2	Principal Terms of the Alumina Assets Transfer Agreement

Date:	6 June 2013

Parties:	Guizhou Aluminum Plant (as the purchaser); and
the Company (as the seller).

Consideration:

RMB4,428,984,200, which is determined after arm's length negotiations between the parties, with reference to the appraised value of the alumina assets of Guizhou Branch of the Company, being RMB4,428,984,200 as prepared by ZhongHe Appraisal Co., Ltd., as at 31 December 2012 based on the asset-based approach.

Payment:	The consideration shall be paid in cash in five equal installments, representing 20% of the consideration for the Proposed Disposal of Alumina Assets in an amount of RMB885,796,840.

The first payment shall be paid within thirty days after the Effective Date.

The second installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2014.

The third installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2015.

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LETTER FROM THE BOARD

The fourth installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2016.

The fifth installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2017.

The audited net profits or losses of the alumina assets of Guizhou Branch attributable to the Company incurred before the Effective Date shall be assumed by the Company. Such net profits or losses and the relevant disbursements incurred during the same period shall be settled together with the second installment.

Conditions Precedent:	The Alumina Assets Transfer Agreement shall become effective upon the satisfaction of, among other things, the followings:

(a)	the approval for the Alumina Assets Transfer Agreement by the Independent Shareholders having been obtained; and

(b)	the necessary consents by SASAC having been obtained.

The Proposed Disposal of Alumina Assets will be completed on the Effective Date. As for the Alumina Assets Transfer Agreement, due to the deferred payment term, such agreement will be completed after the full payments of the consideration.

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LETTER FROM THE BOARD

4.3	Information about the alumina assets of Guizhou Branch of the Company

Guizhou Branch of the Company is mainly engaged in the production and sale of alumina. The alumina assets of Guizhou Branch mainly include the alumina procution line, such as the alumina plant, the thermal Power Plant (including the production equipment, vehicles, machinery and equipment and buldings) and the relevant auxiliary facilities, all of which are located at Baiyun District, Guiyang City, Guizhou Province, the PRC with an annual alumina production capacity of 1,200,000 tonnes. Besides, the management and operation staff of the alumina production line of Guizhou Branch will be transferred to Guizhou Aluminum Plant.

As at 31 December 2012, the audited net value of alumina assets of Guizhou Branch was RMB4,396 million. The value of the net alumina assets of Guizhou Branch was RMB4,428.98 million as at 31 December 2012, based on the valuation report prepared by ZhongHe Appraisal Co., Ltd. by using the asset-based approach which is set out in Appendix IV of this supplemental circular. Further audited financial information of alumina assets of Guizhou Branch is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB-319.85 million	RMB-460.90 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-319.85 million	RMB-460.90 million

5	THE ARRANGEMENTS OF DEFERRED PAYMENT AND TRANSFER OF OBLIGATIONS OF THE PROPOSED CONNECTED TRANSACTIONS

5.1	Deferred payment arrangement of the Proposed Connected Transactions

After arm's length negotiation between the Company and Chinalco, each of the Aluminum Fabrication Interests Transfer Agreement, the Loan Transfer Agreement, the Aluminum Fabrication Assets Transfer Agreement and the Alumina Assets Transfer Agreement sets out the deferred payment terms as agreed by the Company and Chinalco due to the following reasons:

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LETTER FROM THE BOARD

(a)

The aggregate consideration for the Proposed Connected Transactions amounted to RMB11.09 billion, which is a considerable sum of money even for a large scale company. It is impracticable for a company to pay such huge consideration in a short period no matter by way of internal funds and bank loans (especially there are restrictions on the financing for a state-owned enterprise under the PRC regulatory requirements). In order to proceed with the completion of the Proposed Connected Transactions, the Company accepted the deferred payment terms.

(b)

Considering the Aluminum Fabrication Interests, the assets of Northwest Aluminum Fabrication Branch and the alumina assets of Guizhou Branch are in a continuous loss, Chinalco have to spend a huge amount of money to maintain the operation and management of such aluminum fabrication business and alumina production line of Guizhou Branch after the Effective Dates in relation to the Proposed Connected Transactions, which is a significant burden for the cash flow of any company. Therefore, it is difficult for any company, including Chinalco, to afford the consideration for the Proposed Connected Transactions as well as the daily operation expenses as the same time. On the other hand, upon the Effective Dates in relation to the Proposed Connected Transactions, the Company will no longer afford such daily operation expenses, which is beneficial for the improvement of the cash flow of the Group.

(c)

In order to protect the interests of the Company and its Shareholders, Chinalco shall pay the interests in respect of the amount of the relevant installment at the loan interest rate from the PBOC per annum.

Besides, for the four-year deferred payments as set out in the Loan Transfer Agreement, the Aluminum Fabrication Assets Transfer Agreement and the Alumina Assets Transfer Agreement, the Company considers such deferred payment terms are acceptable, given that, (i) Chinalco shall make interests payment in accordance with the one-year lending rate set by the PBOC for the corresponding period; and (ii) there will be no material negative impact on the overall operation of the Group.

In view of the aforementioned factors, the Company believes that the relevant payment terms set out in the agreements in relation to the Proposed Connected Transactions are carried out upon normal commercial terms which are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

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LETTER FROM THE BOARD

5.2	Transfer of obligations arrangement of the Proposed Connected Transactions

Pursuant to the Aluminum Fabrication Interests Transfer Agreement, the Loan Transfer Agreement, the Aluminum Fabrication Assets Transfer Agreement and the Alumina Assets Transfer Agreement, the profits and losses incurred during the period from 31 December 2012 to the respective Effective Dates shall be enjoyed or assumed by the Company.

Considering there is a deferred payment term set out in the agreements in relation to the Proposed Connected Transactions, being the principal payment term, the Aluminum Fabrication Interests Transfer Agreement may be completed in one year and the other agreements in relation to Proposed Connected Transactions may be completed in four years after the full payments of the consideration as the fulfillment of one of the contractual obligations set out in such agreements. Assuming the Company continues to enjoy and assume the profits and losses incurred in the insolvent aluminum fabrication business and the alumina production line of Guizhou Branch until the completion date of the respective agreements in relation to the Proposed Connected Transactions, it is estimated that the relevant daily operation expenses and continuous loss will bring a huge burden on the Company's cash flow, which is against with the original purpose of the Proposed Connected Transaction as well as the Company's current development strategies. In return for the deferred payment, Chinalco agreed that the Company would only enjoy and assume the profits and losses incurred during the period from 31 December 2012 to the respective Effective Dates.

In view of the this, the Company believes that the transfer of obligations arrangement set out in the agreements in relation to the Proposed Connected Transactions are carried out upon normal commercial terms which are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

6	REASONS OF AND BENEFITS FOR THE PROPOSED CONNECTED TRANSACTIONS

6.1	Reasons of and benefits for the Proposed Disposal of the Aluminum Fabrication Business

Upon completion of the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Disposal of Aluminum Fabrication Assets, the Company will be no longer engaged in the aluminum fabrication business. The reasons for the disposal of aluminum fabrication business are as follows:

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LETTER FROM THE BOARD

(a)

The Company's current strategic position is to "develop leading products of the Company by moving towards the upstream of the industry chain with advantages, strengthen the business of alumina and aluminum based on resources". As currently most of the aluminum fabrication products of the Group are not the competitive products with leading technology and high added value, and the aluminum fabrication business of the Company is lacking of competitive advantages in the market, the proposed disposal of aluminum fabrication business is in line with such strategic position, and is in the interests of the Shareholders.

(b)

The Company recorded a significant loss in 2012, which is partially due to the continuous loss in the aluminum fabrication segment. In order to turn losses into gains this year, the Company proposes to dispose of the Aluminum Fabrication Interests and the Aluminum Fabrication Assets so as to reduce losses as well as strengthen the working capital of the Company.

(c)

In addition, the disposal of the aluminum fabrication business can optimize the assets structure, lower the debt to asset ratio, improve the debt portfolio of the Company, increase the cash flow of the Group and strengthen the re-financing ability of the Company, which is beneficial for the Company to focus on the development of quality resources and develop the business relating to the quality resources, so as to move towards the forefront of the industry chain and the high-end of the value chain.

As part of the arrangement of the transfer of the aluminum fabrication business, the Company also proposed to enter into the Loan Transfer Agreement with Chinalco due to the following reasons:

(a)

Upon completion of the Proposed Disposal of Aluminum Fabrication Interests, the nature of the loans of the Company owed by Chalco Henan and Chalco Qingdao will change from intra-group debts into the external debts. As Chalco Henan and Chalco Qingdao are insolvent and inability to repay all their debts, the Loans are substantially likely to become bad debts after the Company loses the control over the afore-mentioned entities. The Proposed Transfer of Loans can avoid the risk of bad debts and supplement the working capital of the Company.

(b)

Upon acquisition of the Loans by Chinalco, the Loans will constitute the use of a listed company's funds by the controlling shareholder , which is not encouraged by the relevant regulatory authorities. In order to resolve this issue, the Company proposes to transfer the Loans to Chinalco.

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LETTER FROM THE BOARD

In compliance with the relevant requirements of the Administration of Sate-owned Assets Valuation Procedures
() promulgated by State Council of the PRC which requires transfer of loans by state-owned enterprise to be appraised by a qualified independent valuer to appraise the net assets of the loans as the reference of the consideration according to the relevant PRC laws and regulations. Although the consideration of the Loans is lower than its book value, as part of the arrangement of the disposal of aluminum fabrication business of the Company, the total considerations, including the considerations for the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Transfer of Loans, are favorable for the Company and its Shareholders.

There is a small proportion of the competitive products with leading technology and high added value in the Aluminum Fabrication Enterprises, and the product structure is not in line the Company's new strategies. Besides, the competitive businesses of the Company mainly include the alumina segment and aluminum segment, and the aluminum fabrication business of the Company is lacking of competitive advantages in the market. Taking into the above factors, the Directors believe that there is no disadvantage of the Proposed Disposal of the Aluminum Fabrication Interests and the Proposed Disposal of the Aluminum Fabrication Assets for the Company and its Shareholders.

In the event that the Company fails to dispose its aluminum fabrication business, the Company will continue to manage such business according to its annual plan of 2013 and will try a pilot market reform to reduce the continuous loss in the aluminum fabrication business with its every effort. Therefore, the Company estimates that no material changes will occur.

6.2	Reasons of and benefits for the Proposed Disposal of the Alumina Assets of Guizhou Branch

The alumina assets of Guizhou Branch are located at Baiyun District, Guiyang City. Pursuant to the current urban planning plan of Guiyang City, Baiyun District has been changed from an industrial district to a commercial district. Considering the extra cost that Guizhou Branch will incur for the compliance of applicable environmental protection requirements of the government of Guiyang City, the Company is of the opinion that it is more economically efficient to relocate and re-build a new alumina production line of Guizhou Branch in another location.

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LETTER FROM THE BOARD

The alumina assets of Guizhou Branch of the Company recorded a loss amounting RMB406 million in the year 2012. The disposal of such alumina assets can cut down the operating losses amounting to RMB221 million and the financial expenses of RMB130 million, which will definitely increase the cash flow of the Group, lower the asset-debt ratio and ensure the better development of the Company. The new alumina production line will be relocated to an area which is relatively closer to major aluminum ore and coal mines, hence the corresponding transportation cost of the new alumina production line will be lower.

Considering the environment protection requirements in the original location and the economic benefits of the re-location, the Directors believe there is no disadvantage arising from the Proposed Disposal of Alumina Assets of Guizhou Branch.

Upon the acquisition of the alumina assets of Guizhou Branch, Guizhou Aluminum Plant will gradually close down the production of the alumina assets in the next three years according to its internal plan as undertook by Chinalco. The Company will publish an announcement in relation to the details of the non-competition undertaking provided by Chinalco in due course. Therefore, the Directors believe that no potential competing business will arise between the Company and its controlling Shareholder, Chinalco.

Apart from the completion of the Loan Transfer Agreement is subject to the completion of the Aluminum Fabrication Interests Transfer Agreement, the completion of (a) Aluminum Fabrication Interests Transfer Agreement, (b) Aluminum Fabrication Assets Transfer Agreement, and (c) Alumina Assets Transfer Agreement is independent from each other. The Directors are of the view that all the Proposed Connected Transactions are carried out upon normal commercial terms which are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

7	FINANCIAL EFFECTS OF THE PROPOSED CONNECTED TRANSACTIONS

The proceeds from the Proposed Connected Transactions will be used for repaying a proportion of the loans of the Group so as to lower the size of the outstanding debt and supplementing the working capital of the Company so as to develop the key businesses of the Group, such as the construction and production of alumina mine, the production of aluminum and the integration of the coal, electricity and aluminum.

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LETTER FROM THE BOARD

The gains expected to accrue to the Company from the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets (before deducting taxes and other expenses payable by the Company in respect of the aforementioned disposals), being the difference between the consideration and the respective carrying amount of the Group's investment (excluding any profit recognized or loss incurred by the underlying interests & assets before they are acquired by the Group, if any) at the date of 31 December 2012, are approximately RMB1,006 million, RMB84 million and RMB33 million, respectively.

The excesses of consideration over the net book value (excluding any relevant profit recognized or loss incurred before they are acquired by the Group, if any) of the Aluminum Fabrication Interests, the assets of Northwest Aluminum Fabrication Branch, and the alumina assets of Guizhou Branch at the date of 31 December 2012 are approximately RMB1,006 million, RMB84 million and RMB33 million, respectively. As such, the net asset value of the Company will be increased upon completion of the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets, respectively.

As the consideration for the Proposed Transfer of Loans is lower than the book values of the Loans as at 31 December 2012, the Company will incur a loss on disposal of approximately RMB1,170 million upon completion of the Proposed Transfer of Loans.

Upon completion of the Proposed Connected Transactions, the Company's current strategic position, which is to "develop leading products of the Company by moving towards the upstream of the industry chain with advantages, strengthen the business of alumina and aluminum based on resources", will be further clear. The specific development strategy is to strategically relinquish the aluminum fabrication business, to control the total quantity of the electrolytic aluminum and implement the regional adjustment, to give up the alumina production in the regions where the resources have been depleted and expand the alumina production capacity in the regions where the bauxite resources are abundant, to intensify the construction of captive mines and captive power plants and increase these two propositions to 50% and 35% respectively, to modestly develop the coal business and offset the energy risks produced by aluminum industry.

Upon the disposal of the aluminum fabrication segment and the alumina assets of Guizhou Branch of the Company, the operational losses of 2013 (calculated on a half-year basis) can be reduced by RMB500 million (including the amounts of both RMB250 million of the operational losses in the aluminum fabrication business and the alumina assets of Guizhou Branch, respectively).

- 29 -

LETTER FROM THE BOARD

The sell proceeds from the Proposed Connected Transactions can increase cash flow of the Company, which is beneficial to cutting down the financial expenses, improving the capital structure and the debt-to-assets ratio and enhancing the ability to refinance. Accordingly, the Company can cut down the financial expenses in an amount of approximately RMB600 million each year calculated based on the cost of capital of the Group of 6%.

The Directors are of the view that all the Proposed Connected Transactions will not have any material effect on the assets and liabilities of the Company.

8	INFORMATION ABOUT THE PARTIES OF THE PROPOSED CONNECTED TRANSACTIONS

The Company is a joint stock limited company established in the PRC; its shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and its ADSs are listed on the New York Stock Exchange. The Group is principally engaged in mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products; operation of coal and iron ore businesses as well as trading of other non-ferrous metal products. The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC.

Chinalco, as the controlling shareholder of the Company, directly and indirectly holds 41.62% of the shares of the Company as at Latest Practicable Date. Chinalco is a stated-owned enterprise incorporated under the laws of the PRC, whose entities and businesses were contributed to the Company upon the Company's establishments. The principal activities of Chinalco include copper fabrication and manufacturing of aluminum fabrication materials.

Northwest Aluminum Fabrication Plant is a state-owned enterprise and a wholly-owned subsidiary of Chinalco. The principal activities of Northwest Aluminum Fabrication Plant include asset management, property management and sale of fly ash and cinde.

Guizhou Aluminum Plant is a state-owned enterprise and a wholly-owned subsidiary of Chinalco. The principal activities of Guizhou Aluminum Plant include smelting and processing of bauxite mine and light non-ferrous metal and other aluminum products.

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LETTER FROM THE BOARD

9	IMPLICATIONS OF THE HONG KONG LISTING RULES

Chinalco and its subsidiaries, including Northwest Aluminum Fabrication Plant and Guizhou Aluminum Plant, are connected persons of the Company and therefore the Proposed Connected Transactions constitue connected transactions under the Hong Kong Listing Rules. Pursuant to Rule 14A.25 of the Hong Kong Listing Rules, the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets shall be aggregated. As the highest applicable percentage ratio, calculated on all aggregated basis, in respect of the Proposed Connected Transactions exceeds 25% but is less than 75%, the aggregated transactions constitute major transactions as well as non-exempt connected transactions under the Hong Kong Listing Rules and are therefore subject to the reporting, announcement and the Independent Shareholders' approval requirements.

As Mr. Xiong Weiping, Mr. Liu Caiming and Mr. Lv Youqing, the Directors, also hold management positions in Chinalco, they have abstained from voting on the board resolutions in respect of the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets. Save as the aforementioned, none of the Directors has material interest in the Proposed Connected Transactions and therefore no other Director has abstained from voting on such board resolutions.

III.	ANNUAL GENERAL MEETING

A Supplemental Notice is set out on pages 160 to 161 of this supplemental circular, which contains an additional resolution in relation to the Proposed Transfer of Loans to be submitted for Independent Shareholders' approval.

Shareholders who intend to appoint a proxy to attend the AGM and vote on the resolution set out in the Supplemental Notice shall complete the enclosed Supplemental Proxy Form in accordance with the instructions printed thereon and return the same to the Company. Completion and return of the Supplemental Proxy Form will not preclude you from attending, and voting at, the AGM or at any adjourned meeting in person if you so wish.

Shareholders who intend to appoint a proxy to attend the AGM and vote on the other resolutions (including, among others, the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets) set out in the AGM Notice dated 13 May 2013 shall complete the AGM Proxy Form and return the same to the Company.

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LETTER FROM THE BOARD

Chinalco and its associates, with an aggregate 41.62% equity interest in the Company, will abstain from voting on the ordinary resolutions in relation to the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets to be proposed at the AGM. No other Shareholders are required to abstain from voting at the AGM.

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votes at the AGM will be taken by poll. The Company will announce the results of the poll in accordance with the Hong Kong Listing Rules following the AGM.

IV.	RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 33 to 34 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders in relation to the Proposed Connected Transactions.

Your attention is also drawn to the letter from the Independent Financial Adviser set out on pages 35 to 70 of this circular which contains the advice to the Independent Board Committee and the Independent Shareholders in relation to the Proposed Connected Transactions.

In respect of the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets, the Directors (including independent non-executive Directors) consider that each of the Proposed Connected Transaction has been negotiated on arm's length basis and is on normal commercial terms. The terms of such agreements, the transactions contemplated thereunder are fair and reasonable and are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice and the Supplemental Notice.

V.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this supplemental circular.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

* For identification purpose only

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LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

To the Independent Shareholders	7 June 2013

Dear Sirs,

Proposed Disposal of the Aluminum Fabrication Interests
of the Company to Chinalco;
Proposed Transfer of the Loans of the Company to Chinalco;
Proposed Disposal of the Assets of Northwest Aluminum Fabrication Branch
of the Company to Northwest Aluminum Fabrication; and
Proposed Disposal of the Alumina Assets of Guizhou Branch of
the Company to Guizhou Aluminum Plant

We refer to the circular of the Company dated 7 June 2013 to the shareholders of the Company (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets.

China Securities (International) Corporate Finance Company Limited has been appointed by the Company as the Independent Financial Adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 35 to 70 of the Circular.

* For identification purpose only

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LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Your attention is also drawn to the letter from the Board set out on pages 1 to 32 of the Circular and the additional information set out in the appendices to the Circular.

Having taken into account the terms of the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets and having considered the interests of the Company and the Independent Shareholders and the advice of the Independent Financial Adviser, we consider that the terms of the aforementioned Proposed Connected Transactions are normal commercial terms and are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders to vote in favour of the resolution to be proposed at the AGM approving the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Zhang Zhuoyuan,
Wang Mengkui,
Zhu Demiao
Independent non-executive Directors

* For identification purpose only

- 34 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of a letter from China Securities (International) for the purpose of incorporation in the Circular, in connection with its advice to the Independent Board Committee and the Independent Shareholders in respect of (i) the Proposed Disposal of Aluminum Fabrication Interests; (ii) the Proposed Disposal of Aluminum Fabrication Assets; (iii) the Proposed Disposal of Alumina Assets; and (iv) the Proposed Transfer of Loans.

Suites 1301-1304 Two Exchange Square Central Hong Kong

7 June 2013

To:	The Independent Board Committee and the Independent Shareholders of
Aluminum Corporation of China Limited*

Dear Sirs,

PROPOSED DISPOSAL OF THE ALUMINUM FABRICATION INTERESTS OF THE COMPANY TO CHINALCO;

PROPOSED TRANSFER OF THE LOANS OF THE CsOMPANY TO CHINALCO;

PROPOSED DISPOSAL OF THE ASSETS OF NORTHWEST ALUMINUM
FABRICATION BRANCH OF THE COMPANY TO NORTHWEST ALUMINUM
FABRICATION PLANT, A SUBSIDIARY OF CHINALCO; AND

PROPOSED DISPOSAL OF THE ALUMINA ASSETS OF
GUIZHOU BRANCH OF THE COMPANY TO GUIZHOU ALUMINUM PLANT,
A SUBSIDIARY OF CHINALCO

INTRODUCTION

We refer to our engagement as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of (i) the Proposed Disposal of Aluminum Fabrication Interests; (ii) the Proposed Disposal of Aluminum Fabrication Assets; (iii) the Proposed Disposal of Alumina Assets (collectively, the "Proposed Disposals"); and (iv) the Proposed Transfer of Loans, details of which are set out in the letter from the Board contained in the circular dated 7 June 2013 (the "Circular") issued by the Company to the Shareholders, of which this letter forms part. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Chinalco and its subsidiaries, including Northwest Aluminum Fabrication Plant and Guizhou Aluminum Plant, are connected persons of the Company and therefore the Proposed Connected Transactions constitue connected transactions under the Hong Kong Listing Rules. Pursuant to Rule 14A.25 of the Hong Kong Listing Rules, the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Transfer of Loans, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets shall be aggregated. As the highest applicable percentage ratio, calculated on all aggregated basis, in respect of the Proposed Connected Transactions exceeds 25% but is less than 75%, the aggregated transactions constitute major transactions as well as non-exempt connected transactions under the Hong Kong Listing Rules and are therefore subject to the reporting, announcement and the Independent Shareholders' approval requirements.

Chinalco and its associates, with an aggregate 41.62% equity interest in the Company, will abstain from voting on the resolutions approving the Proposed Connected Transactions at the AGM.

The Independent Board Committee, comprising all the Company's independent non-executive Directors, namely Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao, has been formed to consider and advise the Independent Shareholders in respect of the Proposed Connected Transactions. We, China Securities (International), have been appointed as the Independent Financial Adviser to advise the Independent Board Committee in these respects.

BASIS OF OUR OPINION

In formulating our advice and opinion, we have relied on the accuracy of the information and representations contained in the Circular, which have been considered to be complete and relevant and the information obtained from the public domain. We have assumed that all statements, information and representations made or referred to in the Circular, for which the Directors are solely responsible for, were true, accurate and complete in all material respects at the time when they were made and will continue to be so as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due and careful enquiry and were based on honestly held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company and we have been advised by the Directors and the management of the Company that no material fact has been omitted from the information and representations provided, and referred to, in the Circular. We have no reason to suspect that any material information has been withheld by the Directors or the management of the Company. We have not, however, carried out any independent verification of the information provided to us by the Directors and the management of the

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Company and the information obtained from the public domain, nor have we conducted any independent investigation into the affairs, the business and financial position and the future prospects of each member of the Group, Chinalco and their respective shareholders, subsidiaries, associates and business partners. Our opinion is based on the information and representations available to us as of the date of this letter. We have no obligation to update our advice and opinion to take into account circumstances and events occurring after the date of this letter. As a result, circumstances and events could occur prior to the approval of the Proposed Connected Transactions that, if known to us at the time when we had rendered our advice and opinion, would have altered our advice and opinion.

I.	BACKGROUND INFORMATION

1.	Information About the Parties of the Proposed Connected Transactions

The Company

The Company is a joint stock limited company established in the PRC; its shares are listed on the Stock Exchange and the Shanghai Stock Exchange, and its ADSs are listed on the New York Stock Exchange. The Group is principally engaged in mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products; operation of coal and iron ore businesses as well as trading of other non-ferrous metal products. The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC.

Chinalco

Chinalco, as the controlling shareholder of the Company directly and indirectly, holds 41.62% of the Shares of the Company as at Latest Practicable Date. Chinalco is a stated-owned enterprise incorporated under the laws of the PRC, whose entities and business were contributed to the Company upon the Company's establishments. The principal activities of Chinalco include copper fabrication and manufacturing of aluminum fabrication materials.

Northwest Aluminum Fabrication Plant

Northwest Aluminum Fabrication Plant is a state-owned enterprise and a wholly-owned subsidiary of Chinalco. The principal activities of Northwest Aluminum Fabrication Plant include asset management, property management and sale of fly ash and cinde.

Guizhou Aluminum Plant

Guizhou Aluminum Plant is a state-owned enterprise and a wholly-owned subsidiary of Chinalco. The principal activities of Guizhou Aluminum Plant include smelting and processing of bauxite mine and light non-ferrous metal and other aluminum products.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Proposed Disposal of Aluminum Fabrication Interests

2.1	Background

The Company proposed to dispose its Aluminum Fabrication Interests by way of open tender. According to the relevant requirements of CBEX, the Company is required to dispose such equity interests through eight separate open tenders. On 13 May 2013, the Company submitted the tender notice to CBEX. Chinalco, the controlling shareholder of the Company, participated in and won the bid for the Aluminum Fabrication Interests on 7 June 2013. Therefore, the Proposed Disposal of Aluminum Fabrication Interests constitutes a connected transaction under the Hong Kong Listing Rule.

Upon completion of the disposal of Aluminum Fabrication Interests to Chinalco, the Company will cease to hold any equity interest in any of the Aluminum Fabrication Enterprises.

2.2	Principal Terms of the Aluminum Fabrication Interests Transfer Agreement

Date:	on or before 11 June 2013

Parties:	Chinalco (as the purchaser); and
the Company (as the seller).

Consideration:

RMB3,242,245,400, being the initial bidding price of the Aluminum Fabrication Interests, which is determined with reference to the appraised net asset value of the Aluminum Fabrication Interests and the relevant requirements of CBEX.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Payment:

The consideration shall be paid in cash. The first payment, i.e. approximately 30% of the consideration for the Proposed Disposal of Aluminum Fabrication Interests in an amount of RMB972,673,620 shall be paid within five working days after the Effective Date and the remaining 70% of the consideration in an amount of RMB2,269,571,780 shall be paid before 30 June 2014. Chinalco is also required to pay interests to the Company with respect to the amount of the second installment of the consideration for the period starting from the date immediately after the Effective Date until the second payment date at the one-year lending rate set by the PBOC for the corresponding period.

The audited consolidated net profits/losses of the Aluminum Fabrication Enterprises attributable to the Company incurred during the period from 31 December 2012 (i.e. the valuation reference date) to the Effective Date shall be assumed by the Company. Such profits/losses and the relevant interests shall be settled together with the second installment.

The parties shall cooperate so as to complete the relevant registrations of transfer of the Aluminum Fabrication Interests with the competent business registration authority within sixty working days after the Effective Date.

- 39 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Transfer of Loans:

Pursuant to the Aluminum Fabrication Interests Transfer Agreement, the Company shall transfer the loans owed by Chalco Henan and Chalco Qingdao, of which the aggregate book values not exceeding RMB3 billion as at 31 December 2012, to Chinalco by way of a separate agreement, i.e. the Loan Transfer Agreement.

According to the relevant PRC laws and regulations, the PRC legal advisers of the Company confirm that it is the contractual obligation for the parties to complete the Proposed Transfer of Loans pursuant to the Aluminum Fabrication Interests Transfer Agreement but not a conditional precedent of such agreement.

The consideration of the Proposed Transfer of Loans is not included in the consideration for the Proposed Disposal of Aluminum Fabrication Interests, and shall be determined based on the appraised value of the Loans prepared by a qualified independent valuer.

For details of the Proposed Transfer of Loans, please refer to the section headed "Proposed Transfer of Loans" set out in the letter from the Board of the Circular.

Conditions Precedent:	The Aluminum Fabrication Interests Transfer Agreement shall become effective upon the satisfaction of, among other things, the followings:

(a)	the approval for the Aluminum Fabrication Interests Transfer Agreement by the Independent Shareholders having been obtained; and

(b)	the necessary consents by SASAC having been obtained.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As the disposal of the Aluminum Fabrication Interests is by way of open tender, the Company is required to enter into eight separate sell and purchase agreements with Chinalco on the same signing date of the Aluminum Fabrication Interests Transfer Agreement, which will be in compliance with the terms set out in the Aluminum Fabrication Interests Transfer Agreement and form part of the Aluminum Fabrication Interests Transfer Agreement. As the eight sale and purchase agreements are subject to the approval by the SASAC and the Independent Shareholders as a whole, such agreements will be completed together on the same completion date of the Aluminum Fabrication Interests Transfer Agreement.

The Aluminum Fabrication Interests will cease to be consolidated into the financial statements of the Group and the Proposed Disposal of Aluminum Fabrication Interests will be completed on the Effective Date. As for the Aluminum Fabrication Interests Transfer Agreement, due to the deferred payment term, such agreement will be completed after the full payments of the consideration.

The principal terms of the Aluminum Fabrication Interests Transfer Agreement which to be entered into on or before 11 June 2013 will be substantially the same as those set out in the above section headed "Principal Terms of the Aluminum Fabrication Interests Transfer Agreement" in the Circular.

2.3	Information about the Aluminum Fabrication Interests

(a)	Chalco Henan

Chalco Henan Aluminum Fabrication Co., Ltd. (), is a limited liability company established in August 2005. It is mainly engaged in the production and operation of aluminum and aluminum alloy sheets, strips, foils and sections. As at the Latest Practicable Date, the Company directly holds 86.84% equity interest in Chalco Henan.

As at 31 December 2012, the audited net asset of Chalco Henan was approximately RMB-1,469.79 million. The value of the net asset of Chalco Henan was approximately RMB-1,300.28 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Chalco Henan is set out in the table below (prepared under the PRC GAAP):

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation	approximately	approximately
and extraordinary items)	RMB-328.05 million	RMB-516.16 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-328.05 million	RMB-516.16 million

(b)	Chalco Southwest Aluminum

Chalco Southwest Aluminum Co., Ltd. (), is a limited liability company established in September 2004. It is mainly engaged in the production and operation of high-precision aluminum segments and trips such as hot-rolled blanks for aluminum alloy bodies, tank covers, PS, aluminum foils and bottle caps. As at the Latest Practicable Date, the Company directly holds 60% equity interest in Chalco Southwest Aluminum.

As at 31 December 2012, the audited net asset of Chalco Southwest Aluminum was approximately RMB619.05 million. The value of the net asset of Chalco Southwest Aluminum was approximately RMB722.69 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Chalco Southwest Aluminum is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation	approximately	approximately
and extraordinary items)	RMB79.98 million	RMB-21.31 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB67.76 million	RMB-18.40 million

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(c)	Chalco Southwest Cold Rolling

Chalco Southwest Cold Rolling Co., Ltd. (), is a limited liability company established in March 2006. It is mainly engaged in rolling aluminum and aluminum alloy processing and development of production technologies relating to high-precision aluminum sheets and strips. As at the Latest Practicable Date, the Company directly holds 100% equity interest in Chalco Southwest Cold Rolling.

As at 31 December 2012, the audited net asset of Chalco Southwest Cold Rolling was approximately RMB528.96 million. The value of the net asset of Chalco Southwest Cold Rolling was approximately RMB578.88 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Chalco Southwest Cold Rolling is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation	approximately	approximately
and extraordinary items)	RMB-39.46 million	RMB-200.21 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-33.61 million	RMB-170.92 million

(d)	Huaxi Aluminum

Huaxi Aluminum Co., Ltd. (), is a limited liability company established in July 2001. It is mainly engaged in the production and sales of aluminum products, mechanical and electrical products and equipment; sales of pure aluminum. As at the Latest Practicable Date, the Company directly holds 56.86% equity interest in Huaxi Aluminum.

As at 31 December 2012, the audited net asset of Huaxi Aluminum was approximately RMB281.14 million. The value of the net asset of Huaxi Aluminum was approximately RMB349.71 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Huaxi Aluminum is set out in the table below (prepared under the PRC GAAP):

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation	approximately	approximately
and extraordinary items)	RMB-10.87 million	RMB-86.02 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-9.38 million	RMB-99.68 million

(e)	Chalco Ruimin

Chalco Ruimin Co., Ltd. (), is a limited liability company established in December 2004. It is mainly engaged in the production of aluminum, magnesium and such alloys products. As at the Latest Practicable Date, the Company directly holds 93.47% equity interest in Chalco Ruimin.

As at 31 December 2012, the audited net asset of Chalco Ruimin was approximately RMB1,510.17 million. The value of the net asset of Chalco Ruimin was approximately RMB1,698.75 million as at 31 December 2012, based on the valuation report prepared by PCAA by using the asset-based approach. Further audited consolidated financial information of Chalco Ruimin is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation	approximately	approximately
and extraordinary items)	RMB27.15 million	RMB-262.04 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB28.96 million	RMB-225.11 million

(f)	Chalco Qingdao

Chalco Qingdao Light Metal Company Limited (), is a limited liability company established in August 2008. It is mainly engaged in the production and sales of bauxite and magnesite products, smelted products and processed products. As at the Latest Practicable Date, the Company directly holds 100% equity interest in Chalco Qingdao.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As at 31 December 2012, the audited net asset of Chalco Qingdao was approximately RMB136.37 million. The value of the net asset of Chalco Qingdao was approximately RMB174.88 million as at 31 December 2012, based on the valuation report prepared by PCAA by using the asset-based approach. Further audited consolidated financial information of Chalco Qingdao is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation	approximately	approximately
and extraordinary items)	RMB-55.59 million	RMB-49.23 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-55.59 million	RMB-54.94 million

(g)	Sapa Chalco

Sapa Chalco Aluminum Products (Chongqing) Co., Ltd. (), is a limited liability company established in June 2011. It is mainly engaged in the design, production, processing, operation and sales of aluminum alloy squeeze structures and aluminum alloy vehicle body modules (). As at the Latest Practicable Date, the Company directly holds 50% equity interest in Sapa Chalco.

As at 31 December 2012, the audited net asset of Sapa Chalco was approximately RMB207.84 million. The value of the net asset of Sapa Chalco was approximately RMB210.90 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of Sapa Chalco is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation	approximately	approximately
and extraordinary items)	RMB-10.87 million	RMB-10.65 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB-9.25 million	RMB-8.94 million

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(h)	Guizhou Chalco

Guizhou Chalco Aluminum Co., Ltd. (), is a limited liability company established in January 2011. It is mainly engaged in the production and sales of aluminum, aluminum alloy sheets, strips and foils. As at the Latest Practicable Date, the Company directly holds 40% equity interest in Guizhou Chalco.

As at 31 December 2012, the audited net asset of Guizhou Chalco was approximately RMB339.70 million. The value of the net asset of Guizhou Chalco was approximately RMB343.14 million as at 31 December 2012, based on the valuation report prepared by PCAA by using the asset-based approach. Further audited consolidated financial information of Guizhou Chalco is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation	approximately	approximately
and extraordinary items)	RMB1.32 million	RMB21.08 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB1.24 million	RMB18.46 million

(i)	Financial information on the Aluminum Fabrication Enterprises

The following table sets out the combined net asset value of Aluminum Fabrication Enterprises as at 31 December 2012 and the combined net profit/(loss) before and after taxation for the two financial years ended 31 December 2011 and 2012 which were prepared based on the PRC accounting standards.

Combined	Combined net profit/(loss)	Combined net loss
net asset	before taxation and	after taxation and
value as at	extraordinary items for	extraordinary items for
(Note 1)	the year ended (Note 2)	the year ended (Note 2)
	31 December	31 December	31 December	31 December	31 December
	2012	2011	2012	2011	2012
	RMB million	RMB million	RMB million	RMB million	RMB million

Aluminum Fabrication
Interests	2,153	(336)	(1,125)	(338)	(1,076)

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Notes:

1.

The combined net asset value of the Aluminum Fabrication Enterprises was calculated based on the respective audited net asset value of each of the Aluminum Fabrication Enterprises as at 31 December 2012.

2.

The combined net profit before and after taxation and extraordinary items of the Aluminum Fabrication Enterprises were calculated based on the respective audited consolidated financial information the Aluminum Fabrication Enterprises for the years ended 31 December 2011 and 2012.

3.	Proposed Disposal of Aluminum Fabrication Assets of Northwest Aluminum Fabrication Branch

3.1	Background

The Company entered into the Aluminum Fabrication Assets Transfer Agreement with Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on 6 June 2013, pursuant to which the Company agreed to sell and Northwest Aluminum Fabrication Plant agreed to purchase the whole assets of Northwest Aluminum Fabrication Branch of the Company.

3.2	Principal Terms of the Aluminum Fabrication Assets Transfer Agreement

Date:	6 June 2013

Parties:	Northwest Aluminum Fabrication Plant (as the purchaser); and the Company (as the seller).

Consideration:

RMB1,659,616,300 which is determined after arm's length negotiations between the parties, with reference to the appraised net asset value of Northwest Aluminum Fabrication Branch of the Company, being RMB1,659,616,300 as prepared by CEA based on asset-based approach at 31 December 2012.

Payment:	The consideration shall be paid in cash in five equal installments, representing 20% of the consideration for the Proposed Disposal of Aluminum Fabrication Assets in amount of RMB331,923,260.

The first payment shall be paid within thirty days after the Effective Date.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The second installment together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the one-year lending rate set by the PBOC for the corresponding period, shall be paid before 30 June 2014.

The third installment together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the one-year lending rate set by the PBOC for the corresponding period, shall be paid before 30 June 2015.

The fourth installment together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the one-year lending rate set by the PBOC for the corresponding period, shall be paid before 30 June 2016.

The last installment together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the one-year lending rate set by the PBOC for the corresponding period, shall be paid before 30 June 2017.

The audited operating losses or profits of the assets of Northwest Aluminum Fabrication Branch attributable to the Company incurred before the Effective Date shall be assumed by the Company. Such net profits or losses and the relevant disbursements incurred during the same period shall be settled together with the second installment.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Conditions Precedent:	The Aluminum Fabrication Assets Transfer Agreement shall become effective upon the satisfaction of, among other things, the followings:

(a)	the approval for the Aluminum Fabrication Assets Transfer Agreement by the Independent Shareholders having been obtained; and

(b)	the necessary consents by SASAC having been obtained.

3.3	Information about the assets of Northwest Aluminum Fabrication Branch of the Company

Northwest Aluminum Fabrication Branch of the Company is mainly engaged in the production and sale of aluminum fabrication. The whole assets of Northwest Aluminum Fabrication Branch mainly include the aluminum fabrication plant (including the production equipment, vehicles, machinery and equipment and buildings) and the relevant auxiliary facilities, all of which are located at Lanzhou City, Gansu Province, the PRC with an annual aluminum fabrication production capacity of 135,000 tonnes. Besides, the management and operation staff of the Northwest Aluminum Fabrication Branch will be transferred to Northwest Aluminum Fabrication Plant.

As at 31 December 2012, the audited net asset of Northwest Aluminum Fabrication Branch was approximately RMB1,575.39 million. The value of the net asset of Northwest Aluminum Fabrication Branch was RMB1,659.92 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach, which is set out in Appendix III of the Circular. Further audited consolidated financial information of Northwest Aluminum Fabrication Branch is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and	approximately	approximately
extraordinary items)	RMB2.87 million	RMB-127.17 million
Net profit (after taxation and	approximately	approximately
extraordinary items)	RMB6.58 million	RMB-121.41 million

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.	Proposed Disposal of Alumina Assets of Guizhou Branch

4.1	Background

The Company entered into the Alumina Assets Transfer Agreement with Guizhou Aluminum Plant, a subsidiary of Chinalco on 6 June 2013, pursuant to which the Company agreed to sell and Guizhou Aluminum Plant agreed to purchase the alumina assets of Guizhou Branch of the Company.

4.2	Principal Terms of the Alumina Assets Transfer Agreement

Date:	6 June 2013

Parties:	Guizhou Aluminum Plant (as the purchaser); and
the Company (as the seller).

Consideration:

RMB4,428,984,200, which is determined after arm's length negotiations between the parties, with reference to the appraised value of the alumina assets of Guizhou Branch of the Company, being RMB4,428,984,200 as prepared by ZhongHe Appraisal Co., Ltd., as at 31 December 2012 based on the asset-based approach.

Payment:	The consideration shall be paid in cash in five equal installments, representing 20% of the consideration for the Proposed Disposal of Alumina Assets in an amount of RMB885,796,840.

The first payment shall be paid within thirty days after the Effective Date.

The second installment together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the one-year lending rate set by the PBOC, shall be paid before 30 June 2014.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The third installment together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the one-year lending rate set by the PBOC, shall be paid before 30 June 2015.

The fourth installment together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the one-year lending rate set by the PBOC, shall be paid before 30 June 2016.

The fifth installment together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the one-year lending rate set by the PBOC, shall be paid before 30 June 2017.

The audited operating net profits or losses of the alumina assets of Guizhou Branch attributable to the Company incurred before the Effective Date of the Alumina Assets Transfer Agreement shall be assumed by the Company. Such net profits or losses and the relevant disbursements incurred during the same period shall be settled together with the second installment.

Conditions Precedent:	The Alumina Assets Transfer Agreement shall become effective upon the satisfaction of, among other things, the followings:

(a)	the approval for the Alumina Assets Transfer Agreement by the Independent Shareholders having been obtained; and

(b)	the necessary consents by SASAC having been obtained.

The Proposed Disposal of Alumina Assets will be completed on the Effective Date. As for the Alumina Assets Transfer Agreement, due to the deferred payment term, such agreement will be completed after the full payments of the consideration.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.3	Information about the alumina assets of Guizhou Branch of the Company

Guizhou Branch of the Company is mainly engaged in the production and sale of alumina. The alumina assets of Guizhou Branch mainly include the alumina production line, such as the alumina plant, the thermal Power Plant (including the production equipment, vehicles, machinery and equipment and buildings) and the relevant auxiliary facilities, all of which are located at Baiyun District, Guiyang City, Guizhou Province, the PRC, with an annual alumina production capacity of 1,200,000 tonnes. Besides, the management and operation staff of the alumina production line of Guizhou Branch will be transferred to Guizhou Aluminum Plant.

As at 31 December 2012, the audited net book value of alumina assets of Guizhou Branch was RMB4,396 million. The value of the net asset of the alumina assets of Guizhou Branch was RMB4,428.98 million as at 31 December 2012, based on the valuation report prepared by ZhongHe Appraisal Co., Ltd. by using the asset-based approach which is set out in Appendix IV of the Circular. Further audited financial information of alumina assets of Guizhou Branch is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

approximately
Net profit (before taxation and	approximately	RMB-460.90
extraordinary items)	RMB-319.85 million	(negative) million
approximately
Net profit (after taxation and	approximately	RMB-460.90
extraordinary items)	RMB-319.85 million	(negative) million

5.	Proposed Transfer of Loans

5.1	Background

In order to lower the financing costs and supplement the working capital, the Company has provided entrusted loans to its two subsidiaries, namely Chalco Henan and Chalco Qingdao, in the book values amounting to RMB2,809 million and RMB116.5 million as at 31 December 2012, respectively. Apart from the Chalco Henan and Chalco Qingdao, there are no outstanding entrusted loans owed by the remaining six Aluminum Fabrication Enterprises to the Company.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As the Company proposed to dispose the Aluminum Fabrication Interests, including its equity interest in Chalco Henan and Chalco Qingdao, to Chinalco, the Company proposed to enter into the Aluminum Fabrication Interests Transfer Agreement with Chinalco. Pursuant to the Aluminum Fabrication Interests Transfer Agreement, the Company shall transfer its loans owed by Chalco Henan and Chalco Qingdao to Chinalco. Therefore, the Company and Chinalco proposed to enter into a separate agreement, i.e. the Loan Transfer Agreement.

5.2	Principal Terms of the Loan Transfer Agreement

Date:	on or before 11 June 2013

Parties:	Chinalco (as the purchaser); and
the Company (as the seller).

Consideration:

RMB1,755,970,700, which is determined after arm's length negotiations between the parties, with reference to the appraised total values of the Loans in compliance with relevant requirements of the Administration of Sate-owned Assets Valuation Procedures () promulgated by the State Council of the PRC which requires transfer of loans by state-owned enterprise to be appraised by a qualified independent valuer. Pursuant to the appraisal reports issued by China United Assets Appraisal Group, the appraised values of Loan I and Loan II as at 31 December 2012 were RMB1,639,470,700 and RMB116,500,000, respectively, which were calculated based on the liquidation approach.

Payment:	The consideration shall be paid in cash in five equal installments, representing 20% of the consideration for the Proposed Transfer of Loans in amount of RMB351,194,140.

The first installment shall be paid within thirty days after the Effective Date.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The second installment together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the one-year lending rate set by the PBOC, shall be paid before 30 June 2014.

The third installment together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the one-year lending rate set by the PBOC, shall be paid before 30 June 2015.

The fourth installment together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the one-year lending rate set by the PBOC, shall be paid before 30 June 2016.

The last installment together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the one-year lending rate set by the PBOC, shall be paid before 30 June 2017.

Any new loan owed by Chalco Henan and Chalco Qingdao to the Group incurred during the period from 31 December 2012 to the effective date of the Loan Transfer Agreement, shall be assumed by Chalco Henan and Chalco Qingdao, which will also be jointly assumed by Chinalco.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Conditions Precedent:	The Loan Transfer Agreement shall become effective upon the satisfaction of, among other things, the followings:

(a)	the approval for the Loan Transfer Agreement by the Independent Shareholders having been obtained;

(b)	the necessary consents by SASAC having been obtained; and

(c)	the Aluminum Fabrication Interests Transfer Agreement having become effective.

The Proposed Transfer of Loans will be completed on the Effective Date. As for the Loan Transfer Agreement, due to the deferred payment term, such agreement will be completed after the full payments of the consideration.

The principal terms of the Loan Transfer Agreement which to be entered into on or before 11 June 2013 will be substantially the same as those set out in the section headed "Principal Terms of the Loan Transfer Agreement" in the Circular.

5.3	Information about the Loans

(a)	Loan I

As at 31 December 2012, the book value of the entrusted loans owed by Chalco Henan to the Company amounted to approximately RMB2,809 million. Pursuant to the appraisal reports issued by China United Assets Appraisal Group, the appraised value of Loan I as at 31 December 2012 was RMB1,639,470,700.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(b)	Loan II

As at 31 December 2012, the book value of the entrusted loans owed by Chalco Qingdao to the Company amounted to approximately RMB116.5 million. Pursuant to the appraisal reports issued by China United Assets Appraisal Group, the appraised value of Loan II as at 31 December 2012 was RMB116,500,000.

II.	PRINCIPAL FACTORS CONSIDERED

In formulating and giving our independent advice and recommendation in respect of the Proposed Connected Transactions, we have considered the following principal reasons and factors:

1.	The Proposed Disposals

1.1	Reasons for and benefits of the Proposed Disposals

As stated in the letter from the Board in the Circular and based on our discussion with the management of the Company, we note that the reasons for and benefits of the Proposal Disposals are as follows:

(a)

Based on our discussion with the management of the Company, the aluminum fabrication enterprises have been expanding their production capacity in China during the past few years. In addition, according to the annual reports of the Group for the year ended 31 December 2011 and 2012 (the "2011 Annual Report" and "2012 Annual Report", respectively), the building, transportation and power industries accounted for approximately two-third of the aluminum consumption in China. The slowdown in the economic growth of China and the macro control policies on real estate market resulted in a slowdown in the growth of the aluminum consumption in China in 2011 and 2012. Based on our research on the aluminum fabrication market, nothing has come to our attention to doubt the relevant disclosures in the 2011 Annual Report and the 2012 Annual Report in respect of the overview of the aluminum fabrication market in China. Due to these adverse changes in the demand and supply of the aluminum fabrication market in China, the operation of the aluminum fabrication segment and the overall financial performance of the Group have been negatively impacted. According to the 2011 Annual Report and the 2012 Annual Report, we note that the aluminum fabrication

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

segment recorded losses in each of the two years ended 31 December 2011 and 2012. Meanwhile, the Company recorded a significant loss for the year ended 31 December 2012, which is partially due to the continuous losses in the aluminum fabrication segment. As advised by the management of the Company, taking into consideration of the continuous losses in the aluminum fabrication segment and the current aluminum fabrication market in China, the Company proposed to dispose of the Aluminum Fabrication Interests and the Aluminum Assets so as to reduce losses as well as strengthen the working capital of the Company.

(b)

As stated in the letter from the Board in the Circular, upon completion of the Proposed Connected Transactions, the Company's current strategic position, which is to "develop leading products of the Company by moving towards the upstream of the industry chain with advantages, strengthen the business of alumina and aluminum based on resources". As currently most of the aluminum fabrication products of the Group are not competitive products with leading technology and high added value, and the aluminum fabrication business of the Company is lacking of competitive advantages in the market. The specific development strategy is to strategically relinquish the aluminum fabrication business, to control the total quantity of the electrolytic aluminum and implement the regional adjustment, to give up the alumina production in the regions where the resources have been depleted and expand the alumina production capacity in the regions where the bauxite resources are abundant, to intensify the construction of captive mines and captive power plants and increase these two propositions to 50% and 35% respectively, to modestly develop the coal business and offset the energy risks in aluminum industry. The proposed disposal of aluminum fabrication business is in line with such strategic position.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(c)

As stated in the letter from the Board in the Circular, the alumina assets of Guizhou Branch are located at Baiyun District, Guiyang City. Pursuant to the current urban planning plan of Guiyang City, Baiyun District has been changed from an industrial district to a commercial district. Considering the extra cost that Guizhou Branch to be incurred to comply with the applicable environmental protection requirements of the government of Guiyang City, the Company is of the opinion that it is more economically efficient to relocate and re-build a new alumina production line of Guizhou Branch in another location to lower the production costs. Based on our discussion with the management of the Company, we understand that the alumina assets of Guizhou Branch mainly comprise of an existing alumina production line and other related assets (the "Alumina Production Line") and, due to the change in the urban planning plan of Guiyang City, the Alumina Production Line will gradually close down. The Alumina Production Line has been in continuous loss since 2012 and, if the Group continues to operate the Alumina Production Line, it would impose significant capital and financial burden to the Group. In addition, as advised by the management of the Company, taking into consideration that (i) the new alumina production line will be relocated to an area which is relatively closer to major aluminum ore and coal mines, hence the corresponding transportation cost of the new alumina production line will be lower; and (ii) more advanced production design and technology will be adopted in the new alumina production line as compared to the Alumina Production Line, which was built back in 1958, as such it is expected that both the operating efficiency and operating costs of the new alumina production line will be improved. Having considered the above, we concur with the management of the Company that the Proposed Disposal of the Alumina Assets could not only enable the Company to reduce the transportation and production costs of the alumina production line, but also provide an additional cash inflow to the Group, and improve its overall financial position.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(d)

As advised by the Company, the Proposed Disposals can optimize the assets structure, lower the debt to asset ratio, improve the debt portfolio of the Group, and increase the cash flow of the Group and strengthen the re-financing ability of the Company, which is beneficial for the Group to focus on the development of quality resources and the business relating to the quality resources, so as to move towards the forefront of the industry chain and the high-end of the value chain. Based on our discussion with the management of the Company, we understand that the underlying companies (the "Underlying Disposal Companies") of the Aluminum Fabrication Interests, Aluminum Fabrication Assets and Alumina Assets (collectively, the "Disposal Interests & Assets") were, in aggregate, loss-making for the two years ended 31 December 2011 and 2012 and by disposing them could enable the Group to achieve its plan to optimize the assets structure. In addition, based on the information provided by the management of the Company, we note that the debt to asset ratio of the Group would be improved upon completion of the Proposed Disposals. Furthermore, as stated in the letter from the Board in the Circular, it is the intention of the Group to utilize part of the proceeds from the Proposed Connected Transactions to repay a proportion of the outstanding loans and to reduce the size of the total debt of the Group.

(e)

According to our discussion with and the information provided by the management of the Company, the Disposal Interests & Assets generated operating loss after tax attributable to the Company of approximately RMB1,531 million for the year ended 31 December 2012. It is expected that aggregate operating loss of the Disposal Interests & Assets will be approximately RMB500 million for the six months ending 31 December 2013. In addition, the Disposal Interests & Assets require a large amount of capital investment in various areas. As such, the Proposed Disposals could also ease and lessen the Group's capital commitment in the near future.

Having considered the above reasons for and benefits of the Proposed Disposals, we concur with the Directors' view that the Proposed Disposals is in the interests of the Company and the Independent Shareholders as a whole.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

1.2	Basis in determining the considerations for the Proposed Disposal

The considerations for the Proposed Disposal of Aluminum Fabrication Interests, Proposed Disposal of Aluminum Fabrication Assets and Proposed Disposal of Alumina Assets are RMB3,242,245,400, RMB1,659,616,300 and RMB4,428,984,200, respectively (collectively, the "Disposal Considerations"). As stated in the letter from the Board, the Disposal Considerations were determined with reference to the appraised net assets values of the Disposal Interests & Assets as prepared by CEA, PCAA and ZhongHe Appraisal Co., Ltd. (collectively, the "Independent Valuers") in the respective valuation reports (the "Disposal Valuation Reports"). In addition, pursuant to the appraisal reports issued by the Independent Valuers, the total appraised value of the Aluminum Fabrication Interests as at 31 December 2012 attributable to the equity interest held by the Company was 2,087,570,000, among which the appraised value of the net assets attributable to the 86.84% equity interest in Chalco Henan held by the Company amounted to RMB-1,129,166,200. Pursuant to the relevant requirements of CBEX, the Company is required to dispose the Aluminum Fabrication Interests at the consideration of not less than RMB3,216,736,200. Based on the aforementioned factors, the Company set the initial bidding price of the Aluminum Fabrication Interests at RMB3,242,245,400 in excess of RMB25,509,200 from the minimum bidding price being RMB3,216,736,200. The excess of RMB25,509,200 is determined with reference to the appraised value of Sapa Chalco attributable to the difference between the actual contribution percentage and the registered shareholding percentage of the Company in Sapa Chalco, being approximately 11.95%. Sapa Chalco is a joint venture company which is owned as to 50% and 50% by the Company and the other shareholder respectively. As at the Latest Practicable Date, the registered capital of Sapa Chalco has not been fully paid up by its other shareholder. Accordingly, the actual contribution percentage of the Company in Sapa Chalco is 61.95%, which is in excess of 11.95% from its registered shareholding percentage of 50%. In view of this, the Company set an excess of RMB25,509,200 from the minimum bidding price of RMB3,216,736,200. Apart from Sapa Chalco, the registered capitals of the remaining seven Aluminum Fabrication Enterprises have been fully paid up as at the Latest Practicable Date. We note that the considerations for the Proposed Disposal of Aluminum Fabrication Assets and Proposed Disposal of Alumina Assets are in line with the respective appraised net assets values of the Disposal Interests & Assets in the Disposal Valuation Reports.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

To assess the basis in determining the Disposal Considerations, we have reviewed the Disposal Valuation Reports, discussed with the Independent Valuers and the management of the Company. Based on our discussion with the Independent Valuers, we note that they have considered three valuation approaches including the market approach, the income approach and the asset-based approach in valuing the Disposal Interests & Assets. The Independent Valuers are of the view that:

(a)	the adoption of market approach was not appropriate, as they were not aware of any comparable transactions in the market; and

(b)

the adoption of income approach was also not appropriate due to the uncertainty in estimating the future income of the Disposal Interests & Assets, in view of that (i) the Underlying Disposal Companies are principally engaged in trading of non-ferrous metal and related products, which has a very cyclical business nature; (ii) some of the Underlying Disposal Companies have only been in operation for less than three years and thus lack of historical financial information to support estimation of future income; and (iii) certain factories or production plants of the Underlying Disposal Companies are still under construction and the respective businesses have not generated any revenue yet.

As such, the Independent Valuers adopted the asset-based approach to derive the appraised values of the Disposal Interests & Assets. The Independent Valuers advised that it is a common valuation methodology for valuing the equity interests or assets in similar business and is in compliance with relevant requirements of the SASAC.

In addition, we have discussed with the Independent Valuers and reviewed the major valuation assumptions as set out in the Disposal Valuation Reports, and are not aware of any reasons to doubt the fairness and appropriateness of the assumptions adopted by the Independent Valuers.

Given that (i) the Disposal Considerations are in line with the appraised values prepared by the Independent Valuers or, in case of the equity interests of Chalco Henan, was set pursuant to the relevant requirements of CBEX; and (ii) the valuation approach is a commonly adopted methodology accepted by the SASAC in appraising the values of the Disposal Interests & Assets; (iii) we are not aware of any reasons to doubt the fairness and appropriateness of the assumptions adopted by the Independent Valuers, we concur with the Directors' view that the basis in determining the Disposal Considerations is fair and reasonable and in the interests of the Company and Independent Shareholders as a whole.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Furthermore, as disclosed in the letter from the Board, we note that the considerations of each of the Aluminum Fabrication Interests Transfer Agreement, the Aluminum Fabrication Assets Transfer Agreement and the Alumina Assets Transfer Agreement will be settled by in form of deferred payments. Based on our discussion with the management of the Company, we understand that such deferred payment terms were determined after taking into consideration that (i) the Disposal Considerations are of a considerable amount; (ii) the aluminum fabrication segment has been in continuous losses since 2012 and Chinalco is required to provide a large amount of capital commitment to maintain the operation of the Underlying Disposal Companies; and (iii) Chinalco shall pay interests for the deferred portions of the Disposal Considerations at the one-year lending rate set by the PBOC for the corresponding period.

As stated in the letter from the Board in the Circular, the considerations under the Aluminum Fabrication Assets Transfer Agreement and the Alumina Assets Transfer Agreement will be settled in five installments. Based on our discussion with the management of the Company and the working capital forecast of the Group for the 12 months ending 30 June 2014 prepared by the Company, we note that the deferred payment arrangement would not have material negative impact on the overall operation of the Group for the 12 months ending 30 June 2014. Given that, (i) Chinalco shall make interests payment in accordance with the one-year lending rate set by the PBOC for the corresponding period; and (ii)_there will be no material negative impact on the overall operation of the Group for the 12 months ending 30 June 2014, we concur with the view of the Directors that the deferred payment terms under the Aluminum Fabrication Assets Transfer Agreement and the Alumina Assets Transfer Agreement are acceptable.

Moreover, based on our research and information provided by the management of the Company, we are not able to identify any recent comparable transaction that (i) involves a company listed on the main board of the Hong Kong Stock Exchange; (ii) is of similar transaction size; and (iii) the underlying equity interest or asset being disposed is principally engaged in aluminum fabrication business in China and is making substantial loss, as compared the Proposed Disposals. As such, we are not able to opine on the fairness of the payment terms of the Proposed Disposals and whether they are on normal commercial terms. However, having considered (i) the factors mentioned above; (ii) the benefits of the Proposed Disposals as discussed in the section headed "Reasons for and benefits of the Proposed Disposals"; and (iii) the possible financial impact of the Proposed Disposals on the Group as discussed in the section headed "Possible financial effects of the Proposed Disposals", we are of the view that the payment terms of the Disposal Considerations are, on an overall basis, acceptable, reasonable and in the interests of the Company and Independent Shareholders as a whole.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	The Proposed Transfer of Loans

2.1	Reasons for and benefits of the Proposed Transfer of Loans

As stated in the letter from the Board in the Circular, as part of the arrangement of the transfer of the aluminum fabrication business, the Company also proposed to enter into the Loan Transfer Agreement with Chinalco due to the following reasons:

(a)

Upon completion of the Proposed Disposal of Aluminum Fabrication Interests, the nature of the loans of the Company owed by Chalco Henan and Chalco Qingdao will change from intra-group debts into the external debts and will constitute the use of a listed company's funds by the controlling shareholder, which is not encouraged by the relevant regulating authorities. In order to resolve this issue, the Company proposes to transfer the Loans to Chinalco. In addition, as Chalco Henan and Chalco Qingdao are insolvent and unable to repay all their debts, the Loans are likely to become bad debts after the Company loses the control over the afore-mentioned entities. Furthermore, according to the management of the Company, there were no collateral for the Loans and the Loans will become very risky once the Group loses control over the afore-mentioned entities. As such, the Proposed Transfer of Loans can avoid the risk of bad debts and supplement the working capital of the Company.

(b)

According to the Aluminum Fabrication Interests Transfer Agreement, as an additional condition, the Company shall transfer the Loans to successful bidder by way of a separate agreement. As such, Chinalco is obligated to buy the Loans if it wants to acquire the Aluminum Fabrication Interests. In addition, since 13 May 2013 on which day the Company submitted the tender notice to CBEX to dispose the Aluminum Fabrication Interests, the management of the Company has been looking for potential buyers of the Loans. As at the Latest Practicable Date, the Company could not identify any other potential buyers other than Chinalco.

Having considered the above reasons of and benefits of the Proposed Transfer of Loans, we concur with the Directors' view that the Proposed Transfer of Loans is in the interests of the Company and the Independent Shareholders as a whole.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.2	Pricing basis

The considerations for the Proposed Transfer of Loans are RMB1,639,470,700 and RMB116,500,000 for Loan I and Loan II, respectively (collectively, the "Loan Considerations"). As stated in the letter from the Board, the Loan Considerations were determined with reference to the appraised values of the Loans as prepared by China United Assets Appraisal Group in the respective valuation reports (the "Loan Valuation Reports"). We note that the Loan Considerations are in line with the appraised values of the Loans in the Loan Valuation Reports.

To assess the basis in determining the Loan Considerations, we have reviewed the Loan Valuation Reports, discussed with the China United Assets Appraisal Group and the management of the Group.

According to our discussion with China United Assets Appraisal Group, given that Chalco Henan (i) is insolvent; (ii) has been in operating loss since 2010; and (iii) could not generate enough cash flow to repay its loans, the only possible way for the Chalco Henan to repay its loans is to get liquidated. As such, China United Assets Appraisal Group is of the view that liquidation method is the only appropriate method for valuing Loan I.

As for Chalco Qingdao, given that it (i) has been in operating loss since 2010; (ii) may be in financial distress as it cannot pay-off short-term loans; and (iii) could not generate enough cash flow to repay its loans, the only possible way for the Chalco Qingdao to repay its loans is to get liquidated. As such, China United Assets Appraisal Group is of the view that liquidation method is also the only appropriate method for valuing Loan II.

In addition, China United Assets Appraisal Group advised that liquidation method is a common valuation methodology for valuing loans in similar situation and is in compliance with relevant requirements of the SASAC.

In addition, we have discussed with China United Assets Appraisal Group and reviewed the valuation assumptions as set out in the Loan Valuation Reports, and are not aware of any reasons to doubt the fairness and appropriateness of the assumptions adopted by China United Assets Appraisal Group.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Given that, (i) the Loan Considerations are in line with the appraised value of the Loans appraised by China United Assets Appraisal Group; (ii) the valuation approach is a commonly adopted methodology accepted by the SASAC in valuing the Loans; and (iii) we are not aware of any reasons to doubt the fairness and appropriateness of the assumptions adopted by China United Assets Appraisal Group, we concur with the Directors' view that the basis in determining the Loan Considerations is fair and reasonable and in the interests of the Company and Independent Shareholders as a whole.

Furthermore, we understand from the management of the Company that the payments term of the Transfer of Loans was determined with reference to the same factors for determining the payments terms of the Proposal Disposals as discussed in the section headed "Basis in determining the considerations for the Proposed Disposal".

As stated in the letter from the Board in the Circular, the considerations under the Loan Transfer Agreement will be settled in five installments. Based on our discussion with the management of the Company and the working capital forecast of the Group for the 12 months ending 30 June 2014 prepared by the Company, we note that the deferred payment arrangement would not have material negative impact on the overall operation of the Group for the 12 months ending 30 June 2014. Given that, (i) Chinalco shall make interests payment in accordance with the one-year lending rate set by the PBOC for the corresponding period; and (ii)_there will be no material negative impact on the overall operation of the Group for the 12 months ending 30 June 2014, we concur with the view of the Directors that the deferred payment term under the Loan Transfer Agreement is acceptable.

Moreover, based on our research and information provided by the management of the Company, we are not able to identify any recent comparable transaction that (i) involves a company listed on the main board of the Hong Kong Stock Exchange; (ii) is of similar transaction size; and (ii) the borrower of the entrusted loan is principally engaged in aluminum fabrication business in China and is making substantial loss, as compared the Proposed Transfer of Loans. As such, we are not able to opine on the fairness of the payment term of the Proposed Transfer of Loans and whether it is on normal commercial terms. However, having considered (i) the factors mentioned above; (ii) the benefits of the Proposed Transfer of Loans as discussed in the section headed "Reasons for and benefits of the Proposed Transfer of Loans"; and (iii) the additional factors considered by us as discussed in the section headed "Possible financial effects of the Proposed Transfer of Loans", we are of the view that the payment term of the Transfer of Loans is, on an overall basis, acceptable, reasonable and in the interests of the Company and Independent Shareholders as a whole.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.	Possible Financial Effects of the Proposed Disposals and the Proposed Transfer of Loans

3.1	Possible financial effects of the Proposed Disposals

Earnings

As disclosed in the 2012 Annual Report, the Group recorded a loss attributable to equity holders of the Company of approximately RMB8,234 million for the year ended 31 December 2012. The loss in the Underlying Disposal Companies attributable to the Company was approximately RMB1,520 million, representing approximately 18.5% of Group's loss attributable to equity holders of the Company for the year ended 31 December 2012.

We also understand from the management that the expected aggregate operating loss for the Disposal Interests & Assets will be approximately RMB500 million for the six months ending 31 December 2013. In addition, as stated in the letter from the Board in the Circular, the Company can utilize the proceeds from the Proposed Disposals to cut down its financial expenses in an amount of approximately RMB600 million each year calculated based on the cost of capital of the Group of 6%.

As stated in the letter from the Board in the Circular and according to our further discussion with the management of the Company, the gains expected to accrue to the Company from the Proposed Disposal of the Aluminum Fabrication Interests, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets (before deducting taxes and other expenses payable by the Company in respect of the Proposed Disposals), being the difference between the Disposal Consideration and the respective carrying amount of the Group's investment (excluding any profit recognized or loss incurred by the Underlying Interests & Assets before they are acquired by the Group, if any) as at the date of 31 December 2012, are approximately RMB1,006 million, RMB84 million and RMB33 million, respectively.

As such, we are of the view that the Proposed Disposals will have a positive financial impact on the earnings of the Group.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Net asset value

As disclosed in the 2012 Annual Report, the equity attributable to the equity holders of the Company was approximately RMB43,808 million. The excesses of consideration over the net book value (excluding any profit recognized or loss incurred by the Underlying Interests & Assets before they are acquired by the Group, if any) of the Aluminum Fabrication Interests, the assets of Northwest Aluminum Fabrication Branch, and the alumina assets of Guizhou Branch as at the date of 31 December 2012 are approximately RMB1,006 million, RMB84 million and RMB33 million, respectively. As such, the net asset value of the Company will be increased upon completion of the Proposed Disposal of the Aluminum Fabrication Interests, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets, respectively.

As such, we are of the view that the Proposed Disposals will have a positive financial impact on the net assets value of the Group.

Working Capital

As disclosed in the 2012 Annual Report, the Group had current assets of approximately RMB49,016 million (including cash and cash equivalents and restricted cash and time deposits of approximately RMB10,192 million), and current liabilities of approximately RMB83,853 million. As stated in the letter from the Board in the Circular, all Disposal Considerations will be settled in cash.

Based on the information provided by the management of the Company, we note that the Group's working capital will be increased by approximately RMB7,788 million, RMB1,157 million and RMB3,874, upon completion and settlement of the respective consideration for the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Disposal of Aluminum Fabrication Assets, and the Proposed Disposal of Alumina Assets, respectively. In addition, we also note that each of the Proposed Disposal of Aluminum Fabrication Interests, the Proposed Disposal of Aluminum Fabrication Assets, and the Proposed Disposal of Alumina Assets will have a positive impact on the working capital of the Group for the year ending 31 December 2013.

As such, we are of the view that the Proposed Disposals will have a positive effect on the working capital of the Group.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.2	Possible financial effects of the Proposed Transfer of Loans

Earnings

According to the 2012 Annual Report, the Group recorded a loss of attributable to equity holders of the Company of approximately RMB8,234 million for the year ended 31 December 2012. As stated in the letter from the Board in the Circular, as the consideration for the Proposed Transfer of Loans is lower than the book values of the Loans as at 31 December 2012, the Company will incur a loss on disposal of approximately RMB1,170 million upon completion of the Proposed Transfer of Loans.

Net Asset Value

According to the 2012 Annual Report, the Group recorded a net assets value attributable to the equity holder of the Company of approximately RMB43,808 million as at 31 December 2012. As stated in the letter from the Board in the Circular, upon completion of the Proposed Transfer of Loans, the net asset value of the Group will be decreased by the net of the consideration for the Proposed Transfer of Loans and carrying amounts of the Loans.

Working Capital

As stated in the letter from the Board in the Circular, upon completion of the Proposed Disposal of Aluminum Fabrication Interests, the Loans will be reclassified to loan receivables under the current asset at the Group level. As the consideration for the Proposed Transfer of Loans will be settled in cash and is lower than the book values of the Loan as at 31 December 2012, the working capital of the Group will be decreased by the net of the consideration for the Proposed Transfer of Loans and the carrying amounts of the Loans. As advised by the the management of the Company, such decrease in working capital resulting from the Proposed Transfer of Loans will have a slight negative impact on the overall financial position of the Group for the year ending 31 December 2013 and upon settlement of the consideration for the Proposed Transfer of Loans.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In assessing the financial impact of the Proposal Transfer of Loans on the Group, we have also considered the following factors:

(i)

As advised by the Directors, having considered that (a) the nature of the Loans will change from intra-group debts into the external debts upon completion of the Proposed Disposal of Aluminum Fabrication Interests; (b) Chalco Henan has been loss making since 2010 and was in negative net assets value as at 31 December 2012, whilst Chalco Qingdao was insolvent; and (c) the Group will have no operational and financial control on both Chalco Henan and Chalco Qingdao upon completion of the Proposed Disposal of Aluminum Fabrication Interests, the management of the Company is of view that the Loans will be subject to credit risk assessment according to the Group's internal policy. As advised by the management of the Company, further taking into consideration of the appraisal value of the Loans by China United Assets Appraisal Group, part of the Loans will be written off.

(ii)

As discussed in the section headed "Reasons for and benefits of the Proposed Transfer of Loans", upon completion of the Proposed Disposal of Aluminum Fabrication Interests, the nature of the Loans will change from intra-group debts into the external debts and will constitute the use of a listed company's funds by its controlling shareholder, which is not encouraged by the relevant regulating authorities. In addition, since 13 May 2013, on which day the Company submitted the tender notice to CBEX to dispose the Aluminum Fabrication Interests, the management of the Company has been looking for potential buyers of the Loans. As at the Latest Practicable Date, the Company could not identify any other potential buyers other than Chinalco. In order to settle this issue, the Company resolved to transfer the Loans to Chinalco.

(iii)

As discussed in the section headed "Basis for determining the consideration for the Proposed Transfer of Loans", the consideration for the Proposed Transfer of Loans was determined after arm's length negotiations and with reference to the appraised value of the Loans. It is in compliance with the requirements of Measures for the Administration of Sate-owned Assets Valuation Procedures promulgated by the State Council of the PRC, which requires transfer of loan by state-owned enterprise to be appraised by an independent valuer.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iv)

As advised by the Directors, the terms of the Proposed Disposal of Aluminum Fabrication Interests and the Proposed Transfer of Loans were negotiated and concluded as one single transaction between the Company and Chinalco. The Directors have considered the aggregate potential financial impacts to the Group when determining the terms of the Aluminum Fabrication Interests Transfer Agreement and the Loan Transfer Agreement. Based on the information provided by the management of the Company, the Proposed Disposal of Aluminum Fabrication Interests and Proposed Transfer of Loans will have a positive net impact on the working capital and gearing level, and a slight negative net impact on the earnings and net asset value of the Group upon completion.

Having considered the above factors, in particular (i) the Proposed Transfer of Loans can avoid the risk of bad debts for the Group; (ii) the Loans will constitute the use of a listed company's funds by its controlling shareholder, which is not encouraged by the relevant regulating authorities; (iii) Chinalco is the only potential buyer identified by the Company for the transfer of the Loans as at the Latest Practicable Date; (iv) the consideration of the Proposed Transfer of Loans is determined with reference to appraised value of the Loans and is in compliance with the relevant PRC laws and regulations; and (v) the aggregate financial impact of the Proposed Transfer of Loans and the Proposed Disposal of Aluminum Fabrication Interests, we concur with the Directors' view that the financial impact of the Proposed Transfer of Loans on the Group is acceptable.

RECOMMENDATION

Taking into account the above factors and the views of the Board in the letter from the Board in the Circular, we are of the view that the Proposed Connected Transactions, are conducted in the ordinary and usual course of business of the Company, and the terms of such transactions are on normal commercial terms, fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders to vote in favor of the resolutions to be proposed at the AGM approving the Proposed Connected Transactions.

Yours faithfully
For and on behalf of
China Securities (International) Corporate Finance Company Limited
Christine Au
Executive Director
Corporate Finance Department

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1	FINANCIAL INFORMATION OF THE GROUP FOR THE LAST THREE YEARS

The Company is required to set out in this circular the information for the last three financial years with respect to the Group's profits and losses, financial record and position (set out as a comparative table) and the latest published audited balance sheet together with the notes to the annual accounts for the latest financial year.

The audited consolidated financial statements together with relevant notes thereto of the Company for the years ended 31 December 2010, 2011 and 2012 have been disclosed in the following documents published on the Hong Kong Stock Exchange's website (http://www.hkexnews.hk) and the Company's website (http://www.chalco.com.cn/):

Annual report of the Company for the year ended 31 December 2012 published on 19 April 2013 (Page 116 to page 308);

Annual report of the Company for the year ended 31 December 2011 published on 23 April 2012 (Page 107 to page 280); and

Annual report of the Company for the year ended 31 December 2010 published on 13 April 2011 (Page 119 to page 272).

2	STATEMENT OF INDEBTEDNESS

At the close of business on 30 April 2013, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this supplemental circular, the Group had the following borrowings:

	Secured	Guaranteed	Unsecured	Total
	RMB'million	RMB'million	RMB'million	RMB'million

Bank and other loans	15,217	8,951	66,842	91,010

Medium-term notes and
long-term bonds	-	-	25,800	25,800

Short-term bonds	-	-	17,500	17,500

	15,217	8,951	110,142	134,310

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Bank loans were secured by mortgages on certain equipments, inventories, receivables and land use rights owned by the Company and certain of its subsidiaries.

Bank and other loans amounted to RMB1,535 million, RMB5,226 million and RMB2,190 million were guaranteed by Chinalco and certain of its subsidiaries, the Company and certain non-controlling interests of certain subsidiaries of the Company, respectively.

SAVE AS AFORESAID AND APART FROM INTRA-GROUP LIABILITIES AND NORMAL TRADE PAYABLES, THE GROUP DID NOT HAVE ANY OUTSTANDING MORTGAGES, CHARGES, DEBENTURES, LOAN CAPITAL OR OVERDRAFT, OR OTHER SIMILAR INDEBTEDNESS, FINANCE LEASE OR HIRE-PURCHASE COMMITMENTS, LIABILITIES UNDER ACCEPTANCES OR ACCEPTANCE CREDITS OR ANY GUARANTEES OR OTHER MATERIAL CONTINGENT LIABILITIES AS AT 30 APRIL 2013.

The Directors have confirmed that there has not been any material change in the indebtedness or contingent liabilities of the Group since 30 April 2013.

3	WORKING CAPITAL

As at the Latest Practicable Date, having made appropriate inquiries and taking into account of the internal resources of the Group and currently available loan facilities, the Directors are of the opinion that the Group will have sufficient working capital for its present requirements for at least the next 12 months from the date of this circular.

4	FINANCIAL AND BUSINESS OUTLOOK

In 2013, the Company will leverage on the cycle of the industry and market, adjust its strategies, and accelerate strategic transformation and structural adjustment. Adhere to its direction of strategic transformation and focus its strengths and capital on front end of the value chain; continue to acquire quality bauxite resources domestically and abroad, reinforce the development of bauxite mines and increase its own capability of bauxite supply and turn its resource advantages into cost advantages; ensure investment in the research and development of technologies to raise the level of research and development on technology and take the lead in technology in the industry; accelerate the transformation of technology results into industrial application and enhance energy saving and emission reduction with an aim to foster its core competitiveness.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

In 2013, the Company will support profitable plants with all strength to explore their potential and expand their production, reduce costs and increase efficiency with an aim to enhance profitability, adopt open operation strategy, and adopt models such as diversified equity, introduce partners, actively use and optimize stock assets and increase return on assets for the business entities with lower level of profitability; block the "bleeding point" by closing, stopping and merging the production lines or enterprises or transferring the assets thereof where breakeven could not be achieved even by implementing various measures; explore new development models for the old enterprises whose capability in sustainable development is not strong and rely on the relevant national policies. The Company is the opinion that the disposal of the insolvent aluminum fabrication business and the alumina assets is in line with the Company's current strategy and beneficial for the development of the Company.

In 2013, the Company will scale down investments; invest in the projects on the key structural adjustment and strategic transformation of the Company with limited resources and funding, so as to ensure investment return. Expand investment channels, ensure safety of cash flows. Optimize capital structure and reduce cost of financing Company, with a view to raise the capability in lowering procurement.

In 2013, the Group will strive to significantly reduce its losses, and turn its losses into profits in order to bring valuable returns to the Shareholders.

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APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This supplemental circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplemental circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS

Directors', Chief Executive's and Supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures

At the Latest Practicable Date, none of the Directors, the Chief Executive of the Company or the supervisors of the Company or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Substantial Shareholders' and other Persons' Interests and Short Positions in Shares and Underlying Shares

At the Latest Practicable Date, as far as the Directors are aware, the following persons (other than the Directors, the Chief Executive of the Company and the supervisors of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial shareholder of the Company:

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APPENDIX II	GENERAL INFORMATION

Percentage in the
Name of substantial		Number of		relevant class of	Percentage in
shareholder	Class of shares	shares held	Capacity	share capital	total share capital

Chinalco	A Shares	5,626,277,799(L)	Beneficial owner and	58.73%(L)	41.62%(L)
		(Note 1)	interests of controlled
corporations
China Cinda Asset	A Shares	800,759,074(L)	Beneficial owner	8.36%(L)	5.92%(L)
Management Co., Ltd
China Construction	A Shares	609,146,645(L)	Beneficial owner	6.36%(L)	4.50%(L)
Bank Corporation
Templeton Asset	H Shares	1,028,826,800 (L)	Investment manager	26.09%(L)	7.61%(L)
Management Limited

(L) The letter "L" denotes a long position.

Note 1:

These interests included a direct interest of 5,214,407,195 A shares held by Chinalco, and an aggregate interest of 411,870,604 A shares held by various controlled subsidiaries of Chinalco, comprising 321,138,295 A shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A shares held by Lanzhou Aluminum Factory, 4,119,573 A shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A shares held by Shanxi Aluminum Plant.

Save as disclosed above, at the Latest Practicable Date, as far as the Directors are aware, no other person (other than the Directors, the Chief Executive of the Company and the supervisors of the Company, whose interests are set out in the section "Directors', Chief Executive's and supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures" above) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial Shareholder (as defined in the Hong Kong Listing Rules) of the Company.

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APPENDIX II	GENERAL INFORMATION

3.	MATERIAL ADVERSE CHANGE

At the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2012, being the date to which the latest published audited accounts of the Group were made up to.

4.	MATERIAL LITIGATION

At the Latest Practicable Date, as far as the Directors are aware, no member of the Group was involved in any material litigation or arbitration and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

5.	EXPERT AND CONSENT

Each of the experts has given and has not withdrawn its written consent to the issue of this supplemental circular with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

The following is the qualification of each expert who has provided its opinion or advice, which is contained in this supplemental circular:

Nature of
Name	Qualification	Date of opinion	opinion or advice

China Securities (International)	A corporation licensed to carry	7 June 2013	Independent financial
Corporate Finance	on type 6 (advising on corporate		advisor's opinion
Company Limited	finance) regulated activities
under the SFO.
ZhongHe Appraisal Co., Ltd.	Qualified PRC valuer	10 May 2013	Independent valuation report
China Enterprise Appraisals	Qualified PRC valuer	9 May 2013	Independent valuation report
Co., Ltd.

At the Latest Practicable Date, as far as the Directors are aware, each of the experts was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

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APPENDIX II	GENERAL INFORMATION

At the Latest Practicable Date, as far as the Directors are aware, each of the experts did not have any direct or indirect interest in any assets which have been, since 31 December 2012, being the date to which the latest published accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

6.	SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

7.	INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

At the Latest Practicable Date, none of the Directors or supervisors had any interest in any assets which have been since 31 December 2012 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. At the Latest Practicable Date, none of the Directors or supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

8.	INTEREST IN COMPETING BUSINESS

At the Latest Practicable Date, none of the Directors or their respective associates had interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

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APPENDIX II	GENERAL INFORMATION

9.	MATERIAL CONTRACTS

The Group had entered into the following material contracts (not being contracts entered into in the ordinary course of business of the Group) within two years immediately preceding the Latest Practicable Date:

(a)

the joint venture contract for establishment of the joint venture company, (Shanxi Jiexiu Xingyugou Coal Industry (Group) Corporation) dated 25 October 2010 entered into amongst (Shanxi Jiexiu Luxin Coal Gasification Company Limited), the Company and (Shanxi Aluminum Plant, a subsidiary of Chinalco) for the purpose of investment into and reorganization of the five coal mining companies located in Shanxi Province, pursuant to which the Company shall make investment of approximately RMB537 million into the joint venture company in return for approximately 34% equity interest in the joint venture company. Subsequently, in December 2011, the shareholders of the joint venture company agreed to further adjust the shareholding structure of the joint venture company as well as their respective capital contributions, and accordingly, the Company increased its relevant amount of capital contribution by RMB155 million to RMB692 million and the shareholding percentage of the Company will be maintained at 34%. Further details of the joint venture contract and the subsequent adjustment to the shareholding structure are set out in the announcements of the Company dated 27 October 2010 and 12 December 2011;

(b)

the equity transfer agreement dated 29 June 2011 between (China Aluminum Development Limited, a wholly-owned subsidiary of Chinalco ("CAD")) (as vendor) and the Company (as purchaser) in relation to the acquisition of 9.5% equity interest in CIT owned by CAD at a consideration of RMB115,346,929. Further details of the equity transfer agreement are set out in the announcement of the Company dated 17 March 2011 and the circular of the Company dated 14 April 2011;

(c)

the investment agreement dated 8 March 2011 entered into between the Company and Tangshan Jiahua Industrial Co., Ltd. to invest in 70% equity interest in Gansu Huayang Mining Development Company Limited ("Huayang Mining") and pursuant to which the Company agreed to inject into Huayang Mining a total of RMB965 million. Further details of the investment agreement are set out in the 2011 Annual Report of the Company;

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APPENDIX II	GENERAL INFORMATION

(d)

the joint venture agreement dated 30 March 2011 entered into between Chalco HK South East Investment Ltd, a wholly-owned subsidiary of the Company, and Laos Service Incorporation Co., Ltd to invest in 60% equity interest in Lao Service Mining Co., Ltd ("Laos Mineral") and US$3 million will be injected into Laos Mineral as capital contribution. Further details of the agreement are set out in the in 2011 Annual Report of the Company;

(e)

the guarantee dated 19 April 2011 provided by the Company in an amount of not more than US$1.2 billion for Chalco Hong Kong Limited ("Chalco Hong Kong"), a wholly-owned subsidiary of the Company, in respect of the issue of US$ denominated bonds of an aggregate principal amount of not more than US$1.2 billion and with a term of not more than 10 years (the "Bonds") by Chalco Hong Kong (and consortium loans and/or bridging loans prior to the successful issuance of the Bonds). Further details of the guarantee are set out in the announcement of the Company dated 8 September 2011 and the circular of the Company dated 9 September 2011;

(f)

the asset transfer agreement entered into between the Company and (Qinghai Aluminum Huatong Charcoal Co., Ltd., "Huatong Charcoal") on 16 March 2012, pursuant to which Huatong Charcoal agreed to dispose and the Company agreed to purchase certain fixed assets owned by Huatong Charcoal at a consideration of RMB145.915 million. Further details of the asset transfer agreement are set out in the announcement of the Company dated 16 March 2012;

(g)

the equity transfer agreement entered into on 11 August 2012 by the Company and China Zhongtou Trust Co., Ltd. pursuant to which the Company agreed to purchase and China Zhongtou Trust Co., Ltd. agreed to sell its 11.88% equity interest in Ningxia Electric Power Group Co., Ltd. ("Ningxia Electric Power");

(h)

the equity transfer agreement entered into on 13 August 2012 by the Company and Bank of China Group Investment Limited ("BOCIGI") pursuant to which the Company agreed to purchase and BOCGI agreed to sell its 23.42% equity interest in Ningxia Electric Power;

(i)

the capital increase and share subscription agreement entered into by the Company, Ningxia Electric Power and its Shareholders on 31 December 2012, pursuant to which Ningxia Electric Power agreed to increase the registered capital and the Company agreed to subscribe for such additional registered capital in full;

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APPENDIX II	GENERAL INFORMATION

(j)

the equity transfer agreement entered into on 31 December 2012 by the Company and Huadian Power International Corporation Limited* pursuant to which the Company agreed to purchase and Huadian Power International Corporation Limited* agreed to sell its 23.66% equity interest in Ningxia Electric Power;

(k)	the Aluminum Fabrication Interests Transfer Agreement;

(l)	the Loan Transfer Agreement;

(m)	the Aluminum Fabrication Assets Transfer Agreement; and

(n)	the Alumina Assets Transfer Agreement.

10.	MISCELLANEOUS

(a)

The secretary of the Company is Mr. Xu Bo. Mr. Xu is a senior engineer. He has extensive experiences in mergers and acquisitions, capital operation, corporation management, and enjoys a high reputation in energy sectors such as coal and electric power.

(b)	The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(c)	The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d)	The English text of the supplemental circular and the proxy form shall prevail over their respective Chinese text in the case of inconsistency.

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APPENDIX II	GENERAL INFORMATION

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this supplemental circular up to and including 22 June, 2013:

(a)	the existing articles of association of the Company;

(b)	the annual reports of the Company for the two years ended 31 December 2012;

(c)	all material contracts referred to in the paragraph headed "9 Material contracts" in this appendix;

(d)	the letter from the Independent Board Committee, the text of which is set out in this supplemental circular;

(e)	the letter from the Independent Financial Adviser, the text of which is set out in this supplemental circular;

(f)	the written consents d as referred to in this Appendix;

(g)	the Aluminum Fabrication Interests Transfer Agreement;

(h)	the Loan Transfer Agreement;

(i)	the Aluminum Fabrication Assets Transfer Agreement; and

(j)	the Alumina Assets Transfer Agreement.

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APPENDIX III	VALUATION REPORT FOR THE WHOLE ASSETS OF
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Valuation Report

in respect of
the proposed transfer of the whole assets and liabilities of
Northwest Aluminum Fabrication Branch of Aluminum Corporation of
China Limited by Aluminum Corporation of China Limited

Zhong Qi Hua Ping Bao Zi (2013) No.1087-6
(Volume 1, Book 1)

China Enterprise Appraisals Co., Ltd
9 May 2013

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Contents

Page

Certified Public Valuer's Disclaimer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	84

Asset Valuation Report (Abstract) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	85

Full Text of the Asset Valuation Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	88

I.	The Principal, the Valued Entity and
	Any Other Valuation Report Users as Prescribed
	in the Engagement Letter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	88

II.	Valuation Purpose . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	92

III.	Target and Scope of Valuation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	92

IV.	Type and Definition of Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	96

V.	Valuation Base Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	96

VI.	Basis of Valuation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	96

VII.	Valuation Methods . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	104

VIII.	Implementation Process and Conditions for the Valuation Procedures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	116

IX.	Assumptions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	120

X.	Valuation Conclusions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	121

XI.	Special Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	122

XII.	Restrictions on the Usage of This Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	126

XIII.	Valuation Report Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	126

Appendices to the Valuation Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	127

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Certified Public Valuer's Disclaimer

1.

We carry out the assets valuation according to the relevant laws and regulations and the asset valuation standards, adhering to the principle of independence, objectiveness and fairness. Based on the information collected in the course of our valuation exercise, the contents stated in the valuation report are objective, and we assume corresponding legal responsibilities for the reasonableness of the conclusion of the valuation.

2.

Lists of assets and liabilities related to the valuation subject have been provided and declared by the principal and the valued entity with their signatures and seals. The principal and related parties shall be responsible for the authenticity, legality and integrity of the necessary data provided by them as well as the appropriate usage of the valuation report.

3.

We do not have or are not expected to have any interests with the valuation subject mentioned in the valuation report and we do not have or not expected to have any interests with or prejudices against any related parties.

4.

We have carried out on-site investigation on the valuation subject and related assets thereof that are mentioned in the valuation report. We have paid necessary attention to the legal ownership of the valuation subject and the related assets thereof, verified corresponding materials and faithfully disclosed any identified issue. We have also requested the principal and related parties to fulfill their property ownership formalities so as to meet the requirements for issuing the report.

5.

Analysis, judgment and conclusions in the valuation report issued by us are restricted by the assumptions and confining conditions as stated in the valuation report. Users of this report shall give due consideration to the assumptions, confining conditions, and notes on special matters, as stated in the valuation report as well as their impacts on the valuation's conclusions.

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Asset Valuation Report (Abstract)

IMPORTANT NOTE

This summary is extracted from the text of the valuation report. For details of this valuation project and reasonable understanding of the valuation conclusions, please read the full text of the valuation report carefully.

China Enterprise Appraisals Co., Ltd. was appointed by Aluminum Corporation Of China Limited to appraise the whole assets and liabilities of Northwest Aluminum Fabrication Branch of Aluminum Corporation of China Limited through necessary valuation procedures in accordance with relevant laws, regulations and asset valuation standards, following the independent, objective and fair principles. The valuation report is hereby summarised as follows:

Valuation purpose: In the light of the proposed transfer of all assets and liabilities of Northwest Aluminum Fabrication Branch of Aluminum Corporation of China Limited by Aluminum Corporation of China Limited, it is necessary to evaluate all assets and liabilities of Northwest Aluminum Fabrication Branch for value reference purpose in respect of the said assets transfer.

Valuation subject: the value of all assets and liabilities of Northwest Aluminum Fabrication Branch of Aluminum Corporation of China Limited

Scope of valuation: The scope of valuation includes all assets and liabilities of the valued entity including current assets, fixed assets, construction in progress, intangible assets, current liabilities and non-current liabilities.

Valuation base date: 31 December 2012

Value type: market value

Valuation method: asset-based approach

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Valuation conclusions:

Northwest Aluminum Fabrication Branch of Aluminum Corporation of China Limited* had the carrying value of RMB2,098,151,000 and the appraised value of RMB2,182,379,900 for its total assets as at the valuation base date. An increase in value of RMB84,228,900 was recorded for total assets under valuation with an appreciation rate of 4.01%; the carrying value and appraised value of total liabilities amounted to RMB522,763,600 and RMB522,763,600 respectively without difference between them; the carrying value and appraised value of net assets amounted to RMB1,575,387,400 and RMB1,659,616,300 respectively. An increase in value of RMB84,228,900 was recorded for net assets under valuation with an appreciation rate of 5.35%.

The valuation results using an asset-based approach are detailed in the following table of asset valuation results:

Table of Asset Valuation Results Using an Asset-based Approach

Valuation base date: 31 December 2012	Unit: RMB0,000

				Increase/
		Carrying	Appraised	Decrease	Appreciation
Items		value	value	in value	rate %
		A	B	C= B-A	D= C/Ax100%

Current assets	1	55,147.46	53,547.89	-1,599.57	-2.90
Non-current assets	2	154,667.64	164,690.10	10,022.45	6.48
Including: Long-term equity investment	3	0.00	0.00	0.00
Investment properties	4	0.00	0.00	0.00
Fixed assets	5	116,670.25	139,998.74	23,328.49	20.00
Construction in progress	6	33,218.90	13,367.94	-19,850.96	-59.76
Intangible assets	7	3,653.76	10,193.44	6,539.68	178.99
Including: Land use rights	8	3,186.91	9,726.59	6,539.68	205.20
Other non-current assets	9	1,124.74	1,129.98	5.24	0.47
Total assets	10	209,815.10	218,237.99	8,422.89	4.01
Current liabilities	11	4,899.39	4,899.39	0.00	0.00
Non-current liabilities	12	47,376.97	47,376.97	0.00	0.00
Total liabilities	13	52,276.36	52,276.36	0.00	0.00
Net assets	14	157,538.74	165,961.63	8,422.89	5.35

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This valuation report is only prepared to provide a value reference for the economic behavior described in the valuation report. The validity of the valuation conclusions is one year from the valuation base date, i.e. 31 December 2012.

Users of this report shall give due consideration to the assumptions, restrictions, and special matters, as stated in the valuation report as well as their impacts on the valuation conclusions.

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Full Text of the Asset Valuation Report in Respect of

Proposed Transfer of All Assets and Liabilities of
Northwest Aluminum Fabrication Branch of
Aluminum Corporation of China Limited by
Aluminum Corporation of China Limited

To Aluminum Corporation of China Limited,

Beijing China Enterprise Appraisals Co., Ltd. accepted the appointment by Aluminum Corporation of China Limited to appraise the market value of all assets and liabilities of Northwest Aluminum Fabrication Branch of Aluminum Corporation of China Limited involved in the proposed assets transfer by Aluminum Corporation of China Limited, as at the valuation base date. The valuation was conducted through necessary valuation procedures in accordance with relevant laws, regulations and asset valuation standards, following the independent, objective and fair principles. The asset valuation is hereby reported as follows:

I.	THE PRINCIPAL, THE VALUED ENTITY AND ANY OTHER VALUATION REPORT USERS AS PRESCRIBED IN THE ENGAGEMENT LETTER

The Principal of this report is Aluminum Corporation of China Limited and the valued entity is Northwest Aluminum Fabrication Branch of Aluminum Corporation of China Limited.

(I)	Introduction of the Principal

Company name: Aluminum Corporation of China Limited (hereafter referred to as: "Chalco")

Legal address: 12-16/F and 18-31/F, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC

Legal representative: Xiong Weiping

Registered capital: RMB13,524,487,892

Company nature: limited liability company (listed)

Major scope of business: development of bauxite-related resources, the production, fabrication and distribution of bauxite, carbon and relevant nonferrous metal products as well as trading of non-ferrous metal products and coal products.

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History:

Aluminum Corporation of China Limited* was incorporated on 10 September 2001 and its controlling shareholder is Aluminum Corporation of China. Chalco is currently the sole large aluminum production and operation enterprise integrating the exploration and exploitation of bauxite, coal and iron ore resources, manufacture and distribution of alumina, primary aluminum and aluminum fabricated products and technology research and development in the aluminum industry of China, the largest aluminum production and operation enterprise integrating the manufacture and distribution of alumina, primary aluminum and aluminum fabricated products and technology research and development in China, the largest manufacturer of alumina, primary aluminum and aluminum fabricated products in China, and the second largest manufacturer of aluminum oxide and the third largest manufacturer of primary aluminum in the world. The shares of Chalco have been listed on the New York Stock Exchange, the Hong Kong Stock Exchange, and the Shanghai Stock Exchange for trading respectively (Stock Code: ACH (US), 2600 (HKSE), 601600 (China)) and listed as a constituent stock of Hang Seng Composite Index of Hong Kong.

As at 2012, the Company's total assets and revenue amounted to RMB175.017 billion and RMB149.479 billion respectively. Chalco is a leading enterprise in the non-ferrous metals industry of China. It has developed and applied new processes and technologies including ore-dressing Bayer process, 500KA large-scale aluminum reduction cells, etc. The Company possesses an excellent management team, a group of highly skilled technical expertise of a complete range and a number of proprietary intellectual property rights and core technologies.

(II)	Introduction of the valued entity

1.	Company name: Northwest Aluminum Fabrication Branch of Aluminum Corporation of China Limited (hereafter referred to as: "Northwest Aluminum")

2.	Address: Western suburb, Longxi County, Gansu

3.	Person in charge: Li Jianrong

6.	Company type: Branch

7.	Date of incorporation: 30 August 2000

8.	Scope of business: Fabrication, wholesale and retail of aluminum products, transportation of general goods, automobile repair (operated by the valid license)

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APPENDIX III	VALUATION REPORT FOR THE WHOLE ASSETS OF
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9.	Company profile:

(1)	History (including the change of subordination)

Northwest Aluminum Fabrication Branch of Aluminum Corporation of China Limited is a large domestic comprehensive aluminum fabrication enterprise, one of the five aluminum fabrication bases of Chalco, the largest aluminum fabrication enterprise in northwest China and also the largest industrial enterprise and major tax contributor within the territory of Dingxi City. Northwest Aluminum is originally a relocated enterprise of military production for the three fronts (). It was established in July 1965 and originally designed leading products and supporting products for aviation and military enterprises. Most of its equipment and personnel are immigrated from Plant 101 (the present Northeast Light Alloy Corporation Limited). It was completed and put into production successively in 1968. The original code of the enterprise was Plant 113.

In 1997, Northwest Aluminum Fabrication Plant merged Northwest Aluminum Fabrication Plant; in 2000, the shares of Lanzhou Aluminum were successfully listed and Northwest Aluminum Fabrication Branch of Lanzhou Aluminum Co., Ltd.
() was established after the acquisition of the principal business of Northwest Aluminum Fabrication Plant; in January 2005, Chalco and Lanzhou Aluminum implemented assets reorganization and then Northwest Aluminum joined Chalco; in May 2007, Northwest Aluminum Fabrication Branch of Aluminum Corporation of China Limited was established.

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(3)	The assets, finance, liabilities and results of operations for the last three years are as follows:

Balance Sheet for 2010-2012

Unit: RMB0' 000

Items	2010	2011	2012

Current assets	59,716.88	66,020.70	55,147.46
Non-current assets	136,733.91	148,695.90	154,667.64
Total assets	196,450.79	214,716.60	209,815.10
Current liabilities	37,326.91	6,064.01	4,899.39
Non-current liabilities	101,334.35	60,894.00	47,376.97
Total liabilities	138,661.26	66,958.01	52,276.36
Net assets	57,789.52	147,758.59	157,538.74

Income statement for 2010-2012

Unit: RMB0' 000

Items	2010	2011	2012

I.	Operating revenue	118,145.45	110,902.47	72,733.20
	Less: Operating cost	111,246.61	101,412.86	70,983.65
	Business tax and surcharges	2.82	3.95	0.76
	Operating expenses	2,243.47	2,440.25	2,018.35
	Administrative expenses	2,434.07	6,315.73	4,843.27
	Finance expenses	1,630.47	1,713.93	3,292.98
	Loss on assets impairment	269.36	484.54	2,661.54
	Investment income
	(loss stated with "-")	6.11	0.00	0.00
II.	Operating profit
	(loss stated with "-")	324.75	-1,468.79	-10,967.35
	Add: Non-operating income	579.28	1,755.59	718.41
	Less: Non-operating expenses	157.96	0.13	2,468.08
III.	Total profit
	(total loss stated with "-")	746.08	286.68	-12,717.01
	Less: Income tax expenses	47.70	-371.29	-576.00
IV.	Net profit (net loss stated with "-")	698.38	657.96	-12,141.01

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The data in the accounting statement of the Company for 2012 has been audited by Zhonglei Certified Public Accountants Co., Ltd., which has issued a standard unqualified audit report.

5.	Relationship between the Principal and the Valued Entity

The Valued Entity is a branch of the Principal, Aluminum Corporation of China Limited.

(III)	Other Valuation Report Users as Permitted in the Engagement Letter

This valuation report exists only for use by the Principal and the valuation report users as prescribed by national laws and regulations, and must not be used or relied on by any other third party.

II.	VALUATION PURPOSE

In the light of the proposed transfer of all assets and liabilities of Northwest Aluminum Fabrication Branch of Aluminum Corporation of China Limited by Aluminum Corporation of China Limited, it is necessary to evaluate total assets and liabilities of Northwest Aluminum Fabrication Branch for reference purpose in respect of the aforesaid assets transfer.

III.	TARGET AND SCOPE OF VALUATION

(I)	Valuation subject:

According to the valuation purpose, the valuation subject is all assets and liabilities of Northwest Aluminum Fabrication Branch of Aluminum Corporation of China Limited.

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APPENDIX III	VALUATION REPORT FOR THE WHOLE ASSETS OF
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(II)	Scope of valuation:

The scope of valuation includes all assets and liabilities of the Valued Entity. As at the valuation base date, the assets within the scope of valuation include current assets, fixed assets, construction in progress, intangible assets, etc., and the carrying value of the total assets is RMB2,098,151,000. The liabilities include current liabilities and non-current liabilities, and the carrying value of the total liabilities is RMB522,763,600. The book value of the net assets is RMB1,575,387,400. The book values of audited assets and liabilities items are shown in the table below:

Unit: RMB0' 000

Items	Line No.	Carrying Value

Current assets	1	55,147.46
Non-current assets	2	154,667.64
Long-term receivables	3
Long-term investments	4
Investment properties	5
Fixed assets	6	116,670.25
Including: buildings	7
Machinery and equipment	8
Construction in progress	9	33,218.90
Intangible assets	10	3,653.76
Including: land use rights	11	3,186.91
Other assets	12	1,124.74
Total assets	13	209,815.10
Current liabilities	14	4,899.39
Non-current liabilities	15	47,376.97
Total liabilities	16	52,276.36
Net assets	17	157,538.74

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(III)	Ownership of major assets

1.	Houses and buildings

At present, the Valued Entity possesses various houses for production, office and auxiliary production purposes with the total area of 248,958.08 m2, including 69,930.44 m2, for which the property ownership certificate has not been obtained or the title owners are not changed promptly with the original book value of RMB 165,468,785.30 and net book value of RMB154,211,276.49, and 279.80 m2, the title certificate of which is inconsistent with the name of the Valued Entity with the original book value of RMB 1,008,268.7 and net book value of RMB681,180.54.

As at the valuation base date, apart from a few houses that are subject to demolition, other houses of the Valued Entity are in normal use.

2.	Land use rights

There are three parcels of land of the Valued Entity that are included in the scope of valuation and all of them have obtained the certificates in respect of transfer of land use right.

In respect of the houses and buildings in the scope of valuation, houses under item No.1-120 as set out in the asset valuation breakdown are built on the leased land, which is leased by the enterprise for use of Northwest Aluminum Fabrication Plant and has an area of 694149.60 m2.

(IV)	Overview of major production equipment

After years of construction and development, the Valued Entity has formed the professional production capacity in relation to aluminum fabrication, e.g. smelting, casting, extruding, cast rolling, calendaring, milling, etc., possessed relevant complete production equipment and auxiliary equipment including supporting motive power, tools and moulds, inspection, etc., and formed 14 product categories including aluminum and aluminum alloy tube, rod, section, wire, row, plate, strip, foil, aluminum powder, etc.

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APPENDIX III	VALUATION REPORT FOR THE WHOLE ASSETS OF
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Major equipment types include:

1.	Extruding equipment: It mainly includes altogether 11 6MN~50MN extruding machines.

2.

Heat treatment equipment for aluminum products: It mainly includes 18m, 22m, 24m vertical quenching furnaces and 18m aging oven for aluminum products, 1 for each, and 52 annealing furnaces for wire, plate, coil and foil;

3.

Stretching, straightening and tube rolling equipment: There are mainly 23 aluminum foil bending and straightening machines, 8MN stretcher straightening machines, tube straightening machines, section straightening machines, and aluminum and aluminum alloy tube and bar straightening machines.

4.

Calendaring equipment: It mainly includes 3 1,600mm cast rolling machines, 2 1,800mm cast rolling machines, a 1,450mm cold rolling machines, a 1700mm cold rolling machine, 1,700mm cold finish rolling machine, 1,625mm universal rolling machine for aluminum foil, 1,700mm roughing and intermediate rolling machine for aluminum foil, 1,700mm finish rolling machine and bending-straightening machine (one for each), 2 high-precision roll grinders and transverse cutting machine, slitting machine, dividing and cutting machine, roll-dividing machine, foil folding machine and other supporting equipment, of which the 25MN dual-drive indirect extruding machine imported from Japan and the 1,450mm cold rolling machine and 1,625mm universal rolling machine for aluminum foil imported from Italy were equipment of advanced world level in the 1980s and 1990s, and the 1,700mm roughing and intermediate rolling machine for aluminum foil and finish rolling machine are imported from Voestalpine.

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(V)	The valuation target and scope entrusted is consistent with the valuation target and scope involved in this economic behavior.

The Valued Entity is a branch of Aluminum Corporation of China Limited. After auditing the data in the accounting statement of the Valued Entity for 2010-2011, PricewaterhouseCoopers Zhong Tian CPAs Company Limited did not issue an audit report for the accounting statement of the Valued Entity. The data in the audited accounting statement of the Valued Entity for 2010-2011 is directly consolidated in the accounting statement of Aluminum Corporation of China Limited.

For the valuation, Zhonglei Certified Public Accountants Co., Ltd. has audited the book values of the assets and liabilities in the scope of valuation of the Valued Entity and issued a standard unqualified audit report.

IV.	TYPE AND DEFINITION OF VALUE

According to the valuation purposes, the value type of the valuation target is determined as a market value.

Market value refers to the estimated value of the valuation subject that undergoes normal and fair transaction between the buyer and seller, who act freely and rationally, without being forced by any coercion as of valuation date of the valuation subject.

V.	VALUATION BASE DATE

The base date for this valuation is 31 December 2012.

The base date has been determined by the principal.

VI.	BASIS OF VALUATION

(I)	Basis of economic behavior

The meeting minutes and resolutions of Aluminum Corporation of China Limited* (The 37th meeting of the 4th Board of Chalco)

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(II)	Basis of laws and regulations

1.	"The Company Law of the People's Republic of China" (passed at the 18th Meeting of the 10th National People's Congress Standing Committee on 27 October 2005);

2.	"Securities Law of the People's Republic of China" (passed at the 18th Meeting of the 10th National People's Congress Standing Committee on 27 October 2005);

3.	"Urban Real Estate Administration Law of the People's Republic of China" (passed at the 29th Meeting of the 10th session of Standing Committee of the National People's Congress on 30 August 2007);

4.	"Land Administration Law of the People's Republic of China" (passed at the 11th meeting of the 10th session of Standing Committee of the National People's Congress on 28 August 2004);

5.	"Enterprise Income Tax Law of the People's Republic of China" (passed at the 5th meeting of the 10th Session of the National People's Congress on 16 March 2007);

6.

"Law of the People's Republic of China on the State-Owned Assets of Enterprises" (passed at the 5th meeting of the 11th Session of Standing Committee of the National People's Congress on 28 October 2008);

7.	"Interim Regulations on the Supervision and Administration of State-Owned Assets of Enterprises" (Order No. 378 of the State Council);

8.

"Interim Measures for the Management of the Transfer of the State-owned Property Right of Enterprises" (State-owned Asset Supervision and Administration Commission of the State Council, Ministry of Finance Order No. 3);

9.	"Notice on Relevant Issues Concerning State-owned Property Rights Transfer of Enterprises" (Guo Zi Fa Chan Quan [2006] No. 306);

10.	"Administrative Measures for the Appraisal of State-owned Assets" (Order No. 91 of the State Council);

11.	"Notice on Printing and Distributing Detailed Rules for the Implementation of Administrative Measures for the Appraisal of State-owned Assets" (Guo Zi Ban Fa [1992] No. 36);

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12.	"Interim Administrative Measures for the Appraisal of State-owned Assets of Enterprises" (Order No. 12 of the State-owned Assets Supervision and Administration Commission of the State Council);

13.	"Notice of Strengthening the Administration of the Appraisal of State-owned Assets of Enterprises" (Guo Zi Wei Chan Quan [2006] No. 274);

14.

"Interim Measures for the Administration of State-owned Shareholders' Transfer of their Shares of Listed Companies" (Order No. 19 of the State-owned Assets Supervision and Administration Commission of the State Council and China Securities Regulatory Commission);

15.	"Notice of Matters concerning Verification of State-Owned Assets Valuation Report of Enterprises" (Guo Zi Chan Quan [2009] No. 941);

16.	"Notice of the printing and delivering the 'guidance on approving the assets valuation projects of central enterprises" (Guo Zi Fa Chan Quan [2010] No. 71);

17.	"Notice of the relevant issues on administration of the overseas state-owned property right of central enterprises" (Guo Zi Fa Chan Quan [2011] No. 144);

18.	"Accounting Standards for Business Enterprises - Basic Standards" (Order No. 33 of the Ministry of Finance);

19.	"Detailed Rules for Implementation of Interim Regulations on Value-Added Tax of the People's Republic of China" (Order No. 50 of the Ministry of Finance and the State Administration of Taxation);

20.	"Interim Regulations on Urban Land Use Tax of the People's Republic of China" (passed in the 163th executive meeting of the State Council on 30 December 2006);

21.	"Regulations for Valuation of Urban Land" (GB/T18508-2001);

22.	"Regulations for Gradation and Classification of Urban Land" (GB/T18507-2001);

23.	"Codes on Real Estate Appraisal" (GB/T50291-1999).

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(III)	Basis of valuation standards

1.	"Asset Valuation Standards - Basic Standards" (Cai Qi [2004] No. 20);

2.	"Professional Ethics Standards for Asset Valuation - Basic Standards" (Cai Qi [2004] No. 20);

3.	"Guiding Opinions for Certified Public Valuers on the Legal Ownership of Subjects under Valuation" (Kuai Xie [2003] No.18);

4.	"Asset Valuation Standards - Valuation Procedures" (Zhong Ping Xie [2007] No. 189);

5.	"Asset Valuation Standards - Working Papers" (Zhong Ping Xie [2007] No.189);

6.	"Asset Valuation Standards - Machinery and Equipment" (Zhong Ping Xie [2007] No. 189);

7.	"Asset Valuation Standards - Immovable Properties" (Zhong Ping Xie [2007] No. 189);

8.	"Guiding Opinions for Types of Value under Asset Valuation" (Zhong Ping Xie [2007] No. 189);

9.	"Asset Valuation Standards - Intangible Assets" (Zhong Ping Xie [2008] No. 217);

10.	"Guidelines on Quality Control of Business Operations of Valuation Institutions" (Zhong Ping Xie [2010] No. 214);

11.	"Asset Valuation Standards - Enterprise Value" (Zhong Ping Xie [2011] No. 227);

12.	"Asset Valuation Standards - Valuation Report" (Zhong Ping Xie [2011] No.230);

13.	"Asset Valuation Standards - Engagement Letter" (Zhong Ping Xie [2011] No. 230);

14.	"Guidelines on Valuation Report of State-Owned Assets of Enterprises" (Zhong Ping Xie [2011] No. 230).

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(IV)	Basis of ownership

1.	State-owned Land Use Right Certificate;

2.	Building Ownership Certificate;

3.	Motor Vehicles License;

4.	Other relevant credentials for property rights.

(V)	Basis of pricing

1.	Notice of the State Planning Commission on Issuing of "Interim Regulations on the Consultation Fees for Preliminary Works of Construction Projects" (Ji Jia Ge [1999] No. 1283);

2.	Notice of the State Planning Commission and Ministry of Construction on Issuing of "Regulations on the Administration of Charging of Construction Survey and Design Fees" (Ji Jia Ge [2002] No. 10);

3.	Notice of the State Planning Commission and State Environmental Protection Administration on "Issues Concerning the Regulation of Consultation Fee on Environmental Impact" (Ji Jia Ge [2002] No. 125);

4.	Notice of the State Planning Commission on Issuing of "Interim Regulations on the Charging Administration of Bidding Agency Services" (Ji Jia Ge [2002] No. 1980);

5.	Notice of the Ministry of Finance on Issuing of "Regulations on Financial Administration of Basic Construction" (Cai Jian [2002] No. 394);

6.

Notice of the National Development and Reform Commission and the Ministry of Construction on Issuing of "Regulations on the Administration of Charging of Construction Projects Supervision and Related Service Fees" (Fa Gai Jia Ge [2007] No. 670);

7.

" 'Regulations on Standards for Mandatory vehicle Scrap' newly issued jointly by the Commercial Department, National Development and Reform Commission, Ministry of Public Security and Ministry of Environmental Protection";

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8.	"Customs Import and Export Tariff of the People's Republic of China" (2012);

9.	"The Industrial Restructuring Catalogue (2011 version)";

10.	"Announcement issued by the General Administration of Customs of the People's Republic of China" (2007-No. 67);

11.	"Announcement on Adjustment to Certain Tax Preferential Policies on Imported Goods" (2008 No.103) issued by General Administration of Customs;

12.	"Catalogue of Significant Technical Equipments and Products not Subject to Import Tax Exemptions" (Revised in 2011);

13.	Benchmark interest rate of bank deposits and loans and exchange rate on the valuation base date;

14.	"Housing Maintenance Grade and Evaluation Criteria (Trial)" (Cheng Zhu Zi [1984] No. 678);

15.

"Consumption Norm for Installation Projects in Gansu Province", "Consumption Norm for Construction Projects in Gansu Province", "Consumption Norm for Construction, Decoration and Fitting-up Projects in Gansu Province", "Consumption Norm for Concrete Mortar Materials in Construction Projects of Gansu Province" and "Project Expenses Norm for Construction Project Measures in Gansu Province(Construction, Construction Decoration and Fitting-up and Installation)" (Gan Jian Jia (2004) No.127 of the Construction Department of Gansu province);

16.

"Regional Base Price for Consumption Norm for Installation Projects in Gansu Province", "Regional Base Price for Consumption Norm for Construction Projects in Gansu Province", "Regional Base Price for Consumption Norm for Construction, Decoration and Fitting-up Projects in Gansu Province", "Regional Base Price for Consumption Norm for Concrete Mortar Materials in Construction Projects of Gansu Province" and "Regional Base Price for Project Expenses Norm for Construction Project Measures in Gansu Province (Construction, Construction Decoration and Fitting-up and Installation) (Gan Jian Jia (2004) No.198 of the Construction Department of Gansu province);

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17.	"Corpus of Budget Price for Construction Projects Materials in Gansu Province" (Gan Jian Jia (2004) No.196 of the Construction Department of Gansu province);

18.

"Expenses Norm and Regional Base Price for Shift Costs of Construction Machinery in Gansu Province" and "Expenses Norm and Regional Base Price for Shift Costs of Construction Instrument and Meter in Gansu Province" (Gan Jian Jia (2004) No.197 of the Construction Department of Gansu province);

19.	Announcement on "Charge Norm for Construction and Installation Projects in Gansu Province" in (2009) No. 358 of the Housing and Construction Department of Gansu Province;

20.

"Rough Estimate Norm and Regional Base Price for Construction Projects in Gansu Province" and "Rough Estimate Norm and Regional Base Price for Construction and Installation Projects in Gansu Province" (Gan Jian Fa (2001) No.381 of Gansu Province);

21.	"Rough Estimated Expense Norm for Construction and Installation Projects in Gansu Province" (Gan Jian Jia (2000) No.95 of Gansu Province);

22.	"Budget Norm for Anti-seismic Reinforcement Projects in Gansu Province (2010)"

23.	"Announcement on issuing and implementing 'the National Standards for the Minimum Industrial-use Land Grant Price'" (Guo Tu Zi Fa [2006] No.307);

24.	"Notice issued by the Ministry of Land and Resources relating to the adjustment to grading of lands in certain regions" (Guo Tu Zi Fa [2008] No.308);

25.	"Implementing measures of 'Land Administration Law of the People's Republic of China' in Gansu Province" (Revised in 2002);

26.	"Regulations on the Protection of Basic Farmland in Gansu Province";

27.

"Circular of the People's Government of Gansu Province on issuing District Integrated Land Price and Unified Annual Output Value Standards regarding to Compensation for Land Acquisition in Gansu Province"(Gan Zheng Fa [2009] No.88);

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28.	"Implementation Measures of Farmland Occupation Tax in Gansu Province" (discussed and passed at the 14th executive meeting of the People's Government of Gansu Province on 21 October 2008);

29.	"Circular of Pricing Bureau of Gansu Province and Finance Department of Gansu Province on Reducing Charges such as the Land Requisition Management Fee" (Gan Jia Fang Di [2001] No.222);

30.	"Circular on issuing Budget Norm for Construction Projects in Non-ferrous Metals Industry" promulgated by China Nonferrous Metals Industry Association (Zhong Se Xie Zong Zi [2008] No.10);

31.	"Manual of Quotation of Mechanical and Electrical Products" (2013);

32.	Information such as the Project Feasibility Research Report, Project Investment Rough Budget, Design Rough Budget provided by relevant enterprises;

33.	Information of budget and final accounting of relevant construction projects provided by the relevant enterprises;

34.	Engineering contracts entered into between the relevant enterprises and relevant companies;

35.	Statistics of payment progress of construction in progress and related evidences of payment provided by relevant enterprises;

36.	Financial statements of previous years provided by relevant enterprises;

37.	Raw material purchase contracts entered into between relevant enterprises and related entities;

38.	On-site visit records and other related valuation information collected by valuers from on-site visit;

39.	Other Information related to this asset valuation.

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(VI)	Other Reference

1.	List of assets and valuation declaration forms provided by the valued entity;

2.	Auditor's report issued by Zhong Lei Certified Public Accountants Co., Ltd;

3.	Data base of China Enterprise Appraisals Co., Ltd.

VII.	VALUATION METHODS

The valuation methods used for calculating the enterprise value include the income approach, market approach and asset-based approach.

The income approach refers to the valuation method used for determining the value of the valuation subject by capitalizing or discounting the expected income. Specific methods commonly used by the income approach include the dividend discount method and the cash flow discount method.

The market approach refers to the valuation method used for determining the value of the valuation subject by comparing the valuation subject with comparable listed companies or with comparable transaction cases. Two specific methods used by the Market Approach are the listed company comparison method and the transaction case comparison method.

The asset-based approach refers to the valuation method, based on the balance sheets of the valuation subject as at the valuation base date, used for determining the value of the valuation subject by reasonably appraising the value of various assets and liabilities recorded in and outside balance sheets.

As prescribed under "Asset Valuation Standards - Enterprise Value", the Certified Public Valuer engaged in enterprise's value appraisal business shall select one or more basic asset valuation approaches by analyzing the applicability of the three basic approaches, namely, income approach, market approach and asset-based approach, of asset valuation in light of the relevant conditions, such as valuation purpose, valuation subject, valuation type and information collection condition.

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According to the relevant conditions, including valuation purpose, valuation subject, valuation type and information collection condition, as well as the application conditions for such three basic valuation approaches, the asset-based approach is selected for this valuation for reasons below:

Since the valuation subject operates in the aluminium fabrication industry, which is of a cyclical nature and is currently at the trough. Under the present operational environment, it is difficult to accurately predict the time and extent of enterprises' recovery. As there is great uncertainty in enterprises' income for the coming years, it is difficult to conduct further forecast and valuation. Therefore, it is not proper to apply the income method to this valuation. Meanwhile, the market approach is not appropriate either because there are no similar transaction cases of aluminium fabrication enterprises in assets and equity exchange markets. Based on the valuation purpose and available valuation information, the asset-based approach is adopted for this valuation.

Asset-based approach

1.	Current assets

Current assets which fall within the scope of valuation mainly include monetary funds, bills receivables, trade receivables, prepayments, other receivables and inventory, etc.

(1)	Monetary funds: Monetary funds are all bank deposits, and the appraised value is determined as the verified value arrived at after verifying bank reconciliation statements and bank confirmations, etc.

(2)

The appraised value of receivables is determined through verification on a deal-by-deal basis to ensure accuracy and by using the individual analysis approach, which means that the appraised value of all kinds of receivables is determined based on the recoverable amount of each on the condition that all the amounts are accurate. For receivables which are believed to be fully recoverable with good reasons, their appraised value is calculated at the full recoverable amount. For receivables part of which may be unrecoverable, if it is difficult to decide the amount of the unrecoverable part, their appraised value is determined by subtracting the risk losses from the audited original carrying value after estimating the unrecoverable portion by using individual analysis approach, analyzing the specific amount, time when the trade receivables arose and reasons therefor, recovery status as well as debtors' current capital and credit positions and operational and management situations based on historical information and on-site investigation results.

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(3)

Prepayments: The appraised value is determined based on the value of assets or entitlements arising from the recoverable goods. Those for which corresponding goods and entitlements are recoverable, the verified carrying amount was deemed as the appraised value.

(4)

Raw materials are mainly various materials stockpiled by enterprises, including primary materials, auxiliary materials, spare parts, packing materials, etc. Major raw materials such as aluminium ingot, cast-rolling coils and cold rolling coils. For the valuation of raw materials, (1) if raw materials are purchased not long ago and their unit selling prices (excluding tax) in the market on the base date is similar to their unit carrying value, the appraised unit price is determined based on the unit carrying value as at the base date; (2) If raw materials are purchased long ago and their unit selling price in the market on the base date differs a lot from the unit book value as at the base date, the appraised unite price is determined based on the unit selling price (excluding tax) in the market as at the base date; (2) As regards to the scrap materials which are spoiled or scrapped, the appraised value is determined on basis of the quantity of scrap materials and the normal price of aluminum on the base date as well as taking into consideration the output rate at a discount.

(5)	The valuation of work in progress is the same as that of finished products.

(1)

For work in progress which is already in the production process, the equivalent production units of the work in progress converted into finished products are computed in light of the actual processing condition and aggregate cost of material input, and then the appraised value is calculated based on the equivalent production units of the work in progress and unit prices of corresponding finished products;

The calculation formula for its appraised value is as follow:

Appraised value of work in progress = equivalent production units of work in progress x Unit price excluding tax of the product on the base date x (1 - selling expense ratio- sales tax and surcharge rate- income tax rate - appropriate net profit margin);

Equivalent production units of work in progress = Unit price of work in progress on the base date/Unit price of finished product on the base date

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(2)

In regard to the stand-by raw materials newly received, as processing has not been started or the degree of processing is low, their appraised value should be deemed to be the market price of raw materials on the base date, plus reasonable freight and miscellaneous charges, multiplied by the actual quantity;

(6)

Finished products: in regard to best-selling products, the appraised value is determined by subtracting selling expenses and all taxes from the ex-factory sales prices; In regard to the products in normal sale, the appraised value is determined by subtracting selling expenses and all taxes and a proper amount of after-tax net profits from the ex-factory sales prices; in regard to the products that can be only sold with an effort, the appraised value is determined by subtracting selling expenses and all taxes and after-tax net profits from the ex-factory sales prices.

2.	Machine and equipment

Based on the features of various types of equipment, types of appraised value, data collection and other relevant conditions, the replacement cost approach is mainly adopted for their valuation.

The calculation formula for the replacement cost method is as follows:

Appraised value = full replacement price x integrated residue value rate

(1)	Determination of full replacement price

The full replacement price for equipment that requires installation generally includes equipment procurement prices, freight and miscellaneous charges, installation charges, construction upfront fee, other charges and capital cost. For the equipment that does not require installation, the full replacement price includes equipment procurement prices and freight and miscellaneous charges in general. At the same time, according to the requirements of the document [Cai Shui (2008) No. 170], for general value-added tax payers, the full replacement price for equipment that meet the deduction criteria of the value-added tax shall deduct corresponding value-added tax. The calculation formula for full replacement price is set out as below:

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For equipment that requires installation, full replacement price = equipment procurement prices + freight and miscellaneous charges + installation charges + upfront fees and other charges + capital cost -equipment procurement prices deductible for value-added tax and freight charges deductible for value-added tax

For equipment that does not require installation, full replacement price = equipment procurement prices + freight and miscellaneous charges-equipment procurement prices deductible for value-added tax and freight charges deductible for value-added tax

For transport vehicles, the full replacement price is calculated as follows:

Full replacement price for transport vehicles = vehicle procurement price + vehicle purchase tax + license plate fee

(vehicle purchase tax = vehicle's selling price excluding tax x10%)

(1)	Procurement Price

Procurement price for large scale key equipment is mainly determined by inquiring the manufacturers about the market price on the base date of valuation or making reference to the latest contract price for similar equipment around the base date of valuation. Procurement price for small scale equipment is mainly determined by inquiring about the market quotation price information on the base date of valuation; procurement price for equipment without market quotation information is mainly determined by making reference to procurement price of similar equipment.

As for imported equipment, the procurement price of alternative domestic equipment of the similar type, if any, is adopted while in the absence of alternative domestic equipment, the procurement price is determined by verifying recent contract prices of the equipment, bidding prices, inquiring of the agent of imported equipment and taking accounting of the implications of latest customs tariff policies.

Procurement price of equipment = price on FOB basis (translated at the exchange rate on the base date) + ocean freight + transportation insurance premium + tariff + value added tax + bank commission charge + commodity inspection fee

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The procurement price of transport vehicles is determined by reference to the market prices of similar vehicles in latest transactions at the place where the vehicle is located and other costs are determined by reasonable charging standards set by local vehicle administration.

(2)	Freight and miscellaneous charges

Freight and miscellaneous charges represent transport fees, handling fees and other relevant miscellaneous charges incurred during the transport process. The calculation formula for freight and miscellaneous charges is as follows:

Freight and miscellaneous charges= equipment procurement price x rate of freight and miscellaneous charges

The rate of freight and miscellaneous charges is determined by reference to the distance between the equipment manufacturer or the destination port of imported equipment and the place of installation, way of transport, transport geographical environment and other factors.

(3)	Installation charges

Installation charges are determined by reference to the Handbook for Data and Parameters Commonly Used in Asset valuation.

If the equipment foundation is independent or closely attached to buildings, the equipment foundation fees are taken into account in asset valuation of houses and buildings, or such fees under other situations are included in the equipment installation charges.

(4)	Upfront fees and other charges

Upfront fees and other charges include project construction management costs, design fees, construction supervision fees, insurance premiums, etc., which are charged by the standards stipulated by the industry and national or local governments based on the amount of investment in the construction project of the valuation target.

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(5)	Capital cost

Capital cost is determined according to the lending rate during the corresponding period of the valuation base date over a reasonable construction period of the projects on the basis of the sum of the equipment procurement expenses, installation charges and upfront and other charges.

(2)	Determination of integrated residue value rate

Special-purpose equipment and general-purpose machine and equipment

Their useful life is determined mainly based on their economic life and serviced life and through on-site inspection of the usage and technical condition. The integrated residue value rate is determined by using the following formula.

Integrated residue value rate = remaining useful life/(remaining useful life +serviced life) x 100%

For small equipment such as electronic devices and air conditioning equipment, their integrated residue value rate is determined mainly based on their economic life whilst such rate for large electronic devices is determined also by reference to the work environment, operation condition of the equipment, etc.

For vehicles, the residue value rate is determined, pursuant to the national mandatory vehicle scrapping standards, as the lower of the figures computed by the travel distance and the useful life approaches, subject to adjustment in light of the on-site inspection results. Its formula is:

Useful life residue value rate = (stipulated useful life - serviced life) stipulated useful life)x100%

Travel distance residue value rate = (stipulated travel distance - travel distance covered) stipulated travel distancex100%

Integrated residue value rate = theoretical residue value rate x adjustment coefficient

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(3)	Determination of the appraised value

Appraised value of equipment = full replacement price x integrated residue value rate

Furthermore, some electronic devices the prices of which are available in second-hand markets, the market approach will be employed for the valuation.

3.	Buildings and structures

The replacement cost method is mostly adopted for the valuation of buildings and structures, and the market approach for purchased commercial buildings and others which are suitable for combined valuation of housing and land.

Replacement cost method

(1)	Determination of the full replacement price of buildings and structures

Full replacement price = overall construction and installation price + upfront fees and other charges + capital cost

(1)

For large-scale, high-value and important buildings (structures), their overall construction and installation prices are determined after computing their respective civil construction costs and installation charges according to the quota standards and relevant charging documents implemented locally.

(2)	For low-value and simply structured buildings (structures), their overall construction and installation prices are determined by using the unilateral cost method.

Upfront fees and other charges are determined according to industry standards and relevant local requirements on administrative and institutional fees. The full replacement price is determined after calculating the capital cost based on the lending interest rate on the base date and the normal construction period of the type of buildings.

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(2)	Determination of the integrated residue value rate

The integrated residue value rate is determined using the following formula:

Integrated residue value rate= remaining useful life/(serviced life + remaining useful life)

The remaining useful life in the formula is determined based on the economic life and serviced life of the housing and buildings within the scope of the valuation, taking accounting of on-site inspection results, historical retrofit and renovation as well as maintenance conditions. The determination of the integrated residue value rate is premised on the continual usefulness of the valuation target, with stability and soundness of the foundation and major structure as the primary conditions. The residue value of decoration and ancillary facilities is only calculated on the precondition that the foundation and major structure can continue to be used, and constitute a supplementary condition in revising the residue value rate of the foundation and major structure.

(3)	Determination of the appraised value

Appraised value = full replacement price x integrated residue value rate

Market Approach

In respect of the purchased commodity housing in a developed local real estate market where comparable transactions exist, the market approach is applied for the valuation. The appraised value is determined with reference to the selected comparable real estate after making adjustments for the transaction condition, transaction time, regional factors and specific factors. The calculation formula is:

The price of real estates to be valued= transaction price of comparables real estate x normal transaction condition/transaction condition of the comparable real estate x regional factor value for the real estates to be valued/regional factor value for the comparable real estate x specific factor value for the real estates to be valued/specific factor value for the comparable real estate x price index for the real estates to be valued as at the valuation base date/price index for the comparable real estate as at the transaction date

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4.	Construction in progress

Cost approach is applied in valuation of construction in progress. In order to avoid duplicated or omission of asset measurement, the following valuation methods are adopted in light of the characteristics of construction in progress, the type and specific conditions of each construction in progress:

(1)

In respect the construction in progress where the major equipments or the main constructions have been transferred into fixed assets and certain items have not yet transferred, and if its value has already been included in appraised value of the fixed assets, the appraised value of such type of construction in progress is nil.

(2)	Uncompleted project

The project under construction where the date of commencement of construction is within half year starting from the valuation base date, the appraised value is determined by deducting the unreasonable expenditures from the declared amount, for which the verification of accounts against physical assets shall be conducted in advance.

In respect of the project under normal construction where the date of commencement of construction is beyond half year starting from the valuation base date, and if there are no material changes in the prices of equipment, materials and labour involved in the investment during such period, the appraised value is determined by deducting unreasonable expenditures from the book value plus appropriate capital costs, or if there are material changes in the prices of equipment, materials and labour involved in the investment during such period, the replacement value is determined as all costs needed to get ready the completed work of such construction in progress under normal conditions as at the valuation base date.

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5.	Land use right

The lands to be valued are obtained by way of grant. Pursuant to relevant requirement of the valuation standards, the cost approach and benchmark land price method are adopted in light of the location, nature of use, conditions of use and condition of local land market.

(1)	Under the cost approach (), the land price is determined based on the sum of all expenses incurred in the land development, plus certain interests, profit and taxes.

(2)

Under the benchmark land price method, the existing valuation results including the urban benchmark land prices and the benchmark land price corrector factor table, and the replacement principle are used. The land price of such three land parcels as at the valuation base date is arrived at by applying corresponding correction factor from the correction factor table to the benchmark land price after comparing the geographical conditions and specific conditions of such three land parcels with the average condition in the area it locates.

6.	Other intangible assets

The other intangible assets involved in the valuation scope were to apportion the management software of Chinalco's headquarters, and Northwest branch had no ownership of the software; therefore, the appraised value was determined on basis of the verified carrying value in the valuation.

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7.	Long-term deferred expenses

Long-term deferred expenses mainly represent the remaining balance amount of the tools and instruments for production use such as the ultrasonic transducer, thickness gauge and rollers. The valuers conducted verifications on the carrying value, original costs, amortization period and status of use. The full replacement price of is determined as the prevailing market price, and the residual value rate is determined by using life of use method. The appraised value is determined as the product of the full replacement price and the residual value rate.

8.	Deferred income tax assets

Deferred income tax assets in the valuation scope represent the taxes payable in future periods arising from impact of time difference on income tax. The appraised value of deferred income tax assets is re-measured in accordance with relevant requirements of the Accounting Standards for Business Enterprises.

9.	Liabilities

In respect of the account payables, receipts in advance from customers, other payables, staff remuneration payable, tax payable and interest payable included in current liabilities, we take the audited amount as the appraised value based on relevant breakdown documents provided to us and after making examinations and verifications. In respect of the long-term borrowings included in non-current liabilities and other non-current liabilities, we take the audited amount as the appraised value after making examinations and verifications.

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VIII.	IMPLEMENTATION PROCESS AND CONDITIONS FOR THE VALUATION PROCEDURES

The valuers conducted the valuation of the assets and liabilities in connection with the valuation subject from 10 April 2013 to 9 May 2013. Details of the implementation process and conditions for the valuation procedures are as follows:

(I)	Acceptance of entrustment

On 10 April 2013, we reached an agreement with the entrusting party on the valuation purpose, valuation subject and scope, valuation base date and other basic matters relating to this valuation as well as the rights and obligations of all the parties, and worked out an asset valuation plan through negotiation with the entrusting party.

(II)	Preliminary preparation

	1.	Drafting the valuation plan

	2.	Organisation of valuation team

	3.	Implementation of training for the project

In order to make the financial and asset management staff of the valued entity to understand and perform well the filling and declaration of the asset valuation materials, and to ensure the quality of valuation materials for declaration, we prepared the training materials for the valued entity, and answered the questions about form filling of such valuation materials.

In order to ensure the quality of the valuation project, enhance working efficiency, and implement the finalized asset valuation plan, we explained to the team members of the project the background of the economic behavior, the characteristics of the assets of the valuation subject, technical thinking on the valuation and specific operational requirements.

(III)	On-site due diligence

From the 11 April 2013 to 20 April 2013, the valuers conducted necessary checks and verifications for all the assets and liabilities declared for valuation, as well as necessary due diligence investigation of the operation and management conditions of the valued entity.

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1.	Asset verification

(1)	Guiding the valued entity to fill out the forms and prepare the materials to be provided to the valuation agency

The valuers guided the relevant financial and asset management personnel of the valued entity, on the basis of conducting an asset inventory check, to declare the assets within the scope of valuation accurately based on the "Declaration Form of Asset Valuation" provided by the valuation agency, the filling requirements thereon and the Data List, and to collect and prepare property ownership documents on such assets, and any other documents reflecting the performance, status, and economic and technical indicators.

(2)	Preliminary review and modification of asset valuation declaration forms provided by the valued entity

The valuers gained knowledge of the detailed conditions of the specific assets within the valuation scope by reviewing relevant materials. Afterwards, they carefully reviewed various "Declaration Form of Asset Valuation", checked whether there were incomplete, mistaken or unclear asset items, and examined whether there were any omissions in the asset valuation declaration forms according to their experience and the on-hand materials. Then they fed back the result to the valued entity so that it could improve the "Declaration Form of Asset Valuation".

(3)	Site surveys

According to the type, quantity and distribution of the assets within the valuation scope, the valuers, with the cooperation from relevant personnel of the valued entity, conducted site surveys of various assets in accordance with relevant requirements of the asset valuation standards, and adopted different survey methods according to the different nature and characteristics of such assets.

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APPENDIX III	VALUATION REPORT FOR THE WHOLE ASSETS OF
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(4)	Supplementation, revision and improvement of the asset valuation declaration forms

Based on the result of site surveys, the valuers fully communicated with relevant personnel of the valued entity and further improved the "Declaration Form of Asset Valuation", so as to make the accounts and forms match up with the actual conditions.

(5)	Verification of property ownership documents

The valuers checked the property ownership documents for the buildings, vehicles, lands and other assets within the valuation scope, and requested the enterprise to verify in the case of incomplete ownership materials or unclear ownership, or to present relevant explanatory documents on ownership.

2.	Due diligence

The valuers conducted a required due-diligence investigation in order to fully understand the operation and management conditions of the valued entity and the risks it faced. The main contents of such investigation are as follows:

(1)	Historical development, required structures of property ownership and operation and management of the valued entity;

(2)	Assets, finance, production, operation and management conditions of the valued entity;

(3)	Operation plan, development planning and financial forecast information of the valued entity;

(4)	Previous valuations and transactions of the valuation subject and the valued entity;

(5)	Macro and regional economic factors affecting the production and operation of the valued entity;

(6)	Development conditions and prospects of the industry the valued entity engages in;

(7)	Other relevant information and data.

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(IV)	Collection of materials

The valuers collected the valuation materials based on the specific condition of the valuation project, by directly obtaining materials from the market and other independent channels, from the entrusting party and holders of property ownership and other related parties, and from government departments, various professional institutions and other related departments, and analyzed and sorted out such valuation materials before forming the basis for estimations.

(V)	Estimations

The valuers analyzed, calculated and judged various types of assets with the selected valuation approach, formula and parameters before reaching preliminary valuation conclusions. The project leader summarized the preliminary valuation conclusions of various assets, and worked out the valuation report draft.

(VI)	Internal audit

According to the requirements of our "Administrative Measures for the Asset Valuation Process" (), upon completion of the first audit of the valuation report draft, the project leader shall submit the first draft to the company for further auditing, which includes a second-level audit conducted by department managers and a third-level audit conducted by the internal audit committee. Upon completion of the internal audit, the project leader shall produce an opinion solicitation draft in respect of the valuation report and submit to the client for its opinions, then form a formal valuation report through reasonable modifications based on the feedback and submit to the entrusting party.

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APPENDIX III	VALUATION REPORT FOR THE WHOLE ASSETS OF
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IX.	ASSUMPTIONS

The following assumptions are adopted for analysis and estimation in this valuation report:

(I)	General assumptions

1.	It is assumed that the macro economic policies and industry policies of the state as well as the regional development policies will not go through significant changes after the valuation base date;

2.	It is assumed that the valued entity will operate on a going concern basis after the valuation base date;

3.	It is assumed that the accounting policy to be adopted by the valued entity after the valuation base date is consistent with the accounting policy used in the preparation of this report;

4.

It is assumed that the interest rates, exchange rates, tax benchmarks and tax rates, and policy-based charges relating to the valued entity will undergo no material changes after the valuation base date;

5.	It is assumed that the valued entity completely abides by all relevant laws and regulations.

(II)	Special assumptions

1.

It is assumed that on the basis of the existing management style and management levels, the valued entity will keep its scope of business and its operation mode consistent with its current direction after the valuation base date;

2.	It is assumed that the products or services of the valued entity will maintain the current competitive status in the market after the valuation base date;

3.	It is assumed that the research and development capabilities and technological capacity of the valued entity will remain at the existing level after the valuation base date;

4.	It is assumed that no force majeure will cause material adverse impact on the valued entity after the valuation base date.

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APPENDIX III	VALUATION REPORT FOR THE WHOLE ASSETS OF
NORTHWEST ALUMINUM FABRICATION BRANCH

The valuation conclusions in this report are tenable on the valuation base date on the above assumptions, and should such assumptions go through substantial changes, the signing certified public valuers and the valuation agency will not take the responsibility for different valuation conclusions deducted due to the changes in these assumptions.

X.	VALUATION CONCLUSIONS

Northwest Aluminum Fabrication Branch of Aluminum Corporation of China Limited* had the carrying value of RMB2,098,151,000 and the appraised value of RMB2,182,379,900 for its total assets as at the valuation base date. An increase in value of RMB84,228,900 was recorded for total assets under valuation with an appreciation rate of 4.01%; the carrying value and appraised value of total liabilities amounted to RMB522,763,600 and RMB522,763,600 respectively without difference between them; the carrying value and appraised value of net assets amounted to RMB1,575,387,400 and RMB1,659,616,300 respectively. An increase in value of RMB84,228,900 was recorded for net assets under valuation with an appreciation rate of 5.35%. For details of the valuation conclusions, please see the Summary for Results of Valuation below:

Summary for Results of Valuation Using an Asset-based Approach

Valuation base date: 31 December 2012	Unit: RMB0'000

		Appraised		Appreciation
Item	Book Value	Value	Variation	Rate (%)
	A	B	C= B-A	D= C/Ax100%

I.	Current assets	1	55,147.46	53,547.89	-1,599.57	-2.90
II.	Non-current assets	2	154,667.64	164,690.10	10,022.45	6.48
	Including: Long-term equity investments	3	0.00	0.00	0.00
	Investment properties	4	0.00	0.00	0.00
	Fixed assets	5	116,670.25	139,998.74	23,328.49	20.00
	Projects under construction	6	33,218.90	13,367.94	-19,850.96	-59.76
	Intangible assets	7	3,653.76	10,193.44	6,539.68	178.99
	Including: Land use rights	8	3,186.91	9,726.59	6,539.68	205.20
	Other non-current assets	9	1,124.74	1,129.98	5.24	0.47
	Total assets	10	209,815.10	218,237.99	8,422.89	4.01
III.	Current liabilities	11	4,899.39	4,899.39	0.00	0.00
IV.	Non-current liabilities	12	47,376.97	47,376.97	0.00	0.00
	Total liabilities	13	52,276.36	52,276.36	0.00	0.00
	Net assets	14	157,538.74	165,961.63	8,422.89	5.35

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APPENDIX III	VALUATION REPORT FOR THE WHOLE ASSETS OF
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XI.	SPECIAL MATTERS

The relevant matters discovered in the valuation process which probably affect the conclusion of valuation but for which the valuers were unable to conduct estimates and measurement within their normal practicing work and abilities.

(I)

As at the valuation base date, relevant procedures have not yet been handled for certification of housing ownership or changes in holders of housing ownership certificates for certain buildings. Set out below is a list of buildings with certification of housing ownership yet to be handled:

Date of	Book value
				Building	completion of	Original
Serial No.	No. of asset	Name of building	Structure	area	construction	value	Net value	Remarks
				(m2)

1	10001118	Screens workshop and rest quarters	Frame/lightweight steel	10,211.65	1989/1/1	10,905,935.00	6,467,995.26
2	10001134	Overhaul workshop	Brick-concrete	1,049.65	1972/1/1	421,564.00	68,525.01
3	10001138	Riveting/forging/welding workshop	Frame-bent	1,099.52	1967/1/1	1,430,247.00	71,512.35
4	10001148	2# circulating water pumping station	Brick-concrete	781.00	1967/1/1	538,488.00	26,924.40
5	10001151	5# distribution substation	Brick-concrete	154.12	1986/1/1	150,000.00	66,971.74
6	10001154	Offsite hot water pumping station	Brick-concrete	158.54	1986/1/1	127,000.00	56,718.03
7	10001160	No.3 switch house	Brick-concrete	3,129.05	1967/1/1	1,948,023.51	1,522,025.97
8	10001163	4# band saw room	Brick-timber	156.00	1975/1/1	26,678.10	18,632.98
9	10001164	Packing shed	Brick-concrete	1,254.00	1975/1/1	176,403.20	132,870.84
10	10001165	Packing shed	Brick-concrete	1,560.00	1977/1/1	216,055.00	162,730.67
11	10001166	Filing room	Brick-timber	146.00	1975/1/1	17,551.10	12,279.75
12	10001172	Wing room of flaw detection station	Brick-concrete	1,200.00	1982/1/1	280,560.00	97,770.10
13	10001175	Rain shed for equipment	Frame	1,106.00	1985/1/1	239,912.00	78,849.25
14	10001183	Onsite pipe network	Steel-tube		2003/12/26	277,018.81	207,992.62	No need for
		construction work						certification of
								housing
								ownership
15	10001246	Packing workshop	Frame-bent	1,824.00	2006/12/31	2,414,349.52	2,030,779.92

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APPENDIX III	VALUATION REPORT FOR THE WHOLE ASSETS OF
NORTHWEST ALUMINUM FABRICATION BRANCH

Date of	Book value
				Building	completion of	Original
Serial No.	No. of asset	Name of building	Structure	area	construction	value	Net value	Remarks
				(m2)

16	10001248	Electro dialysis	Brick-concrete	750.00	2006/12/31	104,320.36	87,746.89
17	10001681	Office building	Brick-concrete	2,261.80	1993/1/1	645,402.00	383,219.87
18	10001682	Office	Brick-concrete	220.20	1965/1/1	24,209.50	989.22
19	10001698	Combustion engine garage	Brick-concrete	478.00	1987/1/1	464,601.00	90,165.52
20	10001699	Sanjiadian maintenance	Brick-concrete	25.20	2002/8/30	41,553.87	32,043.30
		service room
		()
21	10001704	Teaching building	Brick-concrete	3,470.00	1981/1/1	1,261,598.23	559,373.84
22	10001708	Offsite garage	Brick-concrete	119.00	1998/1/1	56,324.20	40,617.45
23	10002297	Aluminium foil workshop	Steel	51,527.61	2012/6/30	120,406,958.29	118,977,125.63
24	10002309	110KV transformer substation	Frame	1,798.03	2012/6/30	6,469,962.21	6,393,131.40
25	10002313	Boiler room	Frame	749.57	2012/6/30	4,980,749.12	4,921,602.70
26	10002314	Circulating water pumping station	Frame	485.80	2012/6/30	4,200,758.07	4,150,874.06
27	10002315	Industrial wastewater treatment station	Frame	350.00	2012/6/30	978,134.05	966,518.69
28	10002316	Domestic wastewater treatment station	Frame	220.00	2012/6/30	855,618.36	845,457.89
29	10002317	Fire pump station	Frame	422.23	2012/6/30	1,033,890.00	1,021,612.54
30	10002318	Railway forwarding station	Lightweight steel	5,184.00	2012/6/30	4,726,161.10	4,670,037.93
31	10002319	3# gate	Brick-concrete	45.00	2012/6/30	48,759.70	48,180.67

Total					91,935.97	1,044,691.00	165,468,785.30

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APPENDIX III	VALUATION REPORT FOR THE WHOLE ASSETS OF
NORTHWEST ALUMINUM FABRICATION BRANCH

The table below sets out the buildings with housing ownership already handled, yet whose owners indicated in the ownership certificates are inconsistent with the name of the valued entity:

			Obligee in					Date of
		No. of housing	ownership	Name of				completion of
Serial No.	No. of asset	ownership certificate	certificate	building	Detailed address	Structure	Building area	construction
(m2)

1	10001710	Hu Fang Di Pu Zi	Shanghai Northwest	Shanghai Office	Room 202,No.122,	Frame	62.85	1 June 1998
		(1998)	Aluminum Sales		Lane 200,
		No. 004370	Co., Ltd.		Wuning Road,
			()		Shanghai
2	10001711	Hu Fang Di Pu Zi	Shanghai Northwest	Shanghai Office	Room 502,No.12,	Frame	48.27	1 August 1998
		(1998)	Aluminum Sales		Lane 300,
		No. 004375	Co., Ltd.		Wuning Road,
Shanghai
3	10001715	Hu Fang Di Pu Zi	Shanghai Northwest	Shanghai Office	Room 203,No.112,	Frame	47.98	1 June 1998
		(1998)	Aluminum Sales		Lane 200,
		No. 008351	Co., Ltd.		Wuning Road,
Shanghai
4	10001716	Wu (Fang Quan Zheng)	Northwest Aluminum	Wuhan Office	1-601, Xinhua Jiayuan,	Frame	120.70	1 October 2000
		Shi Zi	Fabrication Plant		Xinhuaxia Road,
		No. 2009027360	()		Jianghan District

For the above buildings with procedures for certification or changes in housing ownership still yet to be handled, the valued entity provided the explanation for the conditions of such housing ownership, and undertook that the buildings with no ownership certificates or with holders of ownership certificate whose names are inconsistent with that of the valued entity belong to the valued entity. The building areas of the above buildings were determined based on the relevant survey results, drawings, construction contracts, budget and final account reports, etc. as provided by the valued entity and also with reference to the site surveys by the valuers.

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(II)

As at the valuation base date, for vehicles numbered 29, 40, 47, 51, 52, 55 and 56 in the valuation form for transportation equipment, the owner indicated in the ownership certificate is inconsistent with the name of the valued entity; but the valued entity provided the explanation for the ownership conditions of such vehicles and undertook they belong to the valued entity.

(III)

As at the valuation base date, for underground pipelines, grooves and other concealed work in the valuation form for pipelines and grooves, due to their particularities and complicacies, the valuers verified their existence, technicalities and ownerships by checking relevant drawings, construction contracts, budget and final accounts reports, testing reports, maintenance and operation records, etc.;

(IV)

Buildings no. 1-120 in the valuation form for buildings and structures are erected on a leased land, which is leased by the enterprise from Northwest Aluminum Fabrication Plant with a land area of 694,149.60 m2. The cost method was adopted for this valuation, without consideration of the impact of the leased land on the appraised value of buildings (structures).

(V)

According to the Notice on Certain Issues concerning the Nationwide Implementation of Value Added Tax Reform
() (Cai Shui [2008] No.170) issued by the Ministry of Finance and the State Administration of Taxation, the value added tax on fixed assets purchased by enterprises would be deductible with effect from 1 January 2009. Therefore, the replacement cost of equipment purchased by the enterprise for production purposes did not include the value added tax.

(VI)

The predecessor of the valued entity was Northwest Aluminum Fabrication Plant. Due to the merger and acquisition by Lanzhou Aluminium Co., Ltd., an asset valuation was conducted to the valued entity on the valuation base date of 29 February 2000, and relevant accounts were re-set up based on the valuation result.

Users of the valuation report should pay attention to the effects of the aforesaid special matters on the valuation conclusion.

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APPENDIX III	VALUATION REPORT FOR THE WHOLE ASSETS OF
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XII.	RESTRICTIONS ON THE USAGE OF THIS REPORT

(I)	This valuation report is only to be used for the purposes and applications as stated thereof;

(II)	This valuation report is only to be used by the users as stated thereof;

(III)

Before any part or all of the contents of this valuation report is extracted, quoted or disclosed to the public media, the related content shall be reviewed by the valuation agency, unless required by the laws and regulations and otherwise agreed by the relevant parties;

(IV)	This valuation report cannot be formally used without the prior authorization of the valuation agency and the signature of the certified public valuer;

(V)	This report shall be submitted to the state-owned assets supervision and administration departments or the capital-contributing enterprise for filing, which can be duly used only thereafter;

(VI)	The valuation conclusions disclosed by this report are only valid for the economic behavior as described herein. The valid period lasts for one year from the valuation base date.

XIII.	VALUATION REPORT DATE

The valuation report was put forward on 9 May 2013.

Legal representative: Sun Yuehuan

Certified asset valuer: Shi Yibing	Certified public valuer: Zhang Fujin

China Enterprise Appraisals Co., Ltd.
9 May 2013

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APPENDIX III	VALUATION REPORT FOR THE WHOLE ASSETS OF
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Appendices to the Valuation Report

Appendix I.	Economic behavior documents;

Appendix II.	Auditor's Report for the Valued Entity;

Appendix III.	Copies of the Legal Person Business License of the Principals and the Valued Entity;

Appendix IV.	Supporting Information on Title Ownership of the Valuation Target;

Appendix V.	Letter of Undertaking from the Principal and Related Parties;

Appendix VI.	Letter of Undertaking from the Signing Certified Valuer;

Appendix VII.	Copies of Asset Valuation Qualification Certificate of China Enterprise Appraisals Co., Ltd.;

Appendix VIII.	Copies of Qualification Certificate of Securities Industry of China Enterprise Appraisals Co., Ltd.;

Appendix IX.	Copies of Business License of China Enterprise Appraisals Co., Ltd.;

Appendix X.	Copies of Qualification Certificates of Valuers of China Enterprise Appraisals Co., Ltd.

APPENDIX IV	VALUATION REPORT FOR THE
ALUMINA ASSETS OF GUIZHOU BRANCH

Aluminum Corporation of China Limited*
Project for the Proposed Transfer of Relevant Assets of Alumina Segment of
Guizhou Branch of Aluminum Corporation of China Limited*
Asset Valuation Report

Zhong He Ping Bao Zi (2013) No. BJV3019D001

Zhonghe Appraisal Co., Ltd
10 May 2013

* For identification purposes only

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APPENDIX IV	VALUATION REPORT FOR THE
ALUMINA ASSETS OF GUIZHOU BRANCH

Contents of Asset Valuation Report

Page

Certified Public Valuer's Disclaimer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	130

Abstract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	131

I.	The Principal, Title Holding Entity and Any Other Valuation Report Users . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	132

II.	Valuation Purpose . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	135

III.	Valuation Subject and Scope of Valuation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	135

IV.	Type and Definition of Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	139

V.	Valuation Base Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	139

VI.	Basis of Valuation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	139

VII.	Valuation Methods . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	144

VIII.	Process and Situation of the Implementation of the Valuation Procedures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	150

IX.	Assumptions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	153

X.	Valuation Conclusion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	153

XI.	Notes on Special Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	155

XII.	Explanation on Limitation on the Use of the Valuation Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	157

XIII.	Date of Valuation Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	157

Appendices to Asset Valuation Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	159

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APPENDIX IV	VALUATION REPORT FOR THE
ALUMINA ASSETS OF GUIZHOU BRANCH

Certified Public Valuer's Disclaimer

We carry out the business of assets valuation according to the relevant laws and regulations and the asset valuation standards, adhering to the principle of independence, objectiveness and fairness. Based on the information collected in the course of our valuation exercise, the contents stated in the valuation conclusion are objective, and we assume corresponding legal responsibilities for the reasonableness of the conclusion of the valuation.

Lists of assets and liabilities related to the valuation target have been provided and declared by the principal and title holding entity with their signatures and seals. The principal and related parties shall be responsible for the authenticity, legality and integrity of the necessary data provided by them as well as the appropriate usage of the valuation report.

We do not have or are not expected to have any interests with the valuation subject mentioned in the valuation report and we do not have or not expected to have any interests with or prejudices against any related parties.

We have carried out on-site investigation on the valuation subject and related assets thereof that are mentioned in the valuation report. We have paid necessary attention to the legal ownership of the valuation subject and the related assets thereof, verified corresponding materials and faithfully disclosed the identified issues. We have also requested the principal and related parties to fulfill their property ownership formalities so as to meet the requirements for issuing the report.

Analysis, judgment and conclusions in the valuation report issued by us are restricted by the assumptions and confining conditions as stated in the valuation report. Users of this report shall give due consideration to the assumptions, confining conditions, and notes on special matters, as stated in the valuation report as well as their impacts on the valuation's conclusions.

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APPENDIX IV	VALUATION REPORT FOR THE
ALUMINA ASSETS OF GUIZHOU BRANCH

Aluminum Corporation of China Limited*
Project for the Proposed Transfer of Relevant Assets of Alumina Segment of
Guizhou Branch of Aluminum Corporation of China Limited*
Asset Valuation Report

Zhong He Ping Bao Zi (2013) No. BJV3019D001
Abstract

Aluminum Corporation of China Limited*,

Zhonghe Appraisal Co., Ltd (hereafter referred to as the "Company") was entrusted by Aluminum Corporation of China Limited*, to conduct a valuation on the market value of relevant assets and liabilities of Alumina Segment of Guizhou Branch of Aluminum Corporation of China Limited* as at the valuation base date of 31 December 2012, using the asset-based approach, and according to relevant laws and regulations, asset valuation standards and principles as well as necessary valuation procedures. The valuation result shall span for a valid term of one year. The assets valuation result is hereby reported as follows:

Using an asset-based approach for valuation, the carrying value of the total assets of relevant assets of alumina segment of Guizhou Branch of Aluminum Corporation of China Limited* was RMB4,726,819,600 and the appraised value was RMB4,746,050,800, representing an appreciation of RMB19,231,200 at a rate of 0.41%. The carrying value of liabilities was RMB331,082,000 and the appraised value was RMB317,066,600, representing an appreciation of RMB-14,015,400 at a rate of -4.23%. The carrying value of net assets was RMB4,395,737,600 and the appraised value of net assets was RMB4,428,984,200, representing an appreciation of RMB33,246,600 at a rate of 0.76%.

The information above is extracted from the full text of the asset valuation report. For details of this valuation project and a reasonable interpretation of the conclusions of the valuation, please read the full text of the asset valuation report.

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APPENDIX IV	VALUATION REPORT FOR THE
ALUMINA ASSETS OF GUIZHOU BRANCH

Aluminum Corporation of China Limited*
Project for the Proposed Transfer of Relevant Assets of Alumina Segment of
Guizhou Branch of Aluminum Corporation of China Limited*
Asset Valuation Report

Zhong He Ping Bao Zi (2013) No. BJV3019D001

Aluminum Corporation of China Limited*,

Zhonghe Appraisal Co., Ltd (hereafter referred to as the "Company") was entrusted by Aluminum Corporation of China Limited*, to conduct a valuation on the market value of relevant assets and liabilities of Alumina Segment of Guizhou Branch of Aluminum Corporation of China Limited* as at the valuation base date of 31 December 2012, using the asset-based approach, and according to relevant laws and regulations, asset valuation standards and principles as well as necessary valuation procedures. The valuation result shall span for a valid term of one year. The assets valuation result is hereby reported as follows:

I.	THE PRINCIPAL, TITLE HOLDING ENTITY AND ANY OTHER VALUATION REPORT USERS

In this valuation, the principal and title holding entity is Aluminum Corporation of China Limited*.

(I)	Introduction of the principal and title holding entity

Company name:	Aluminum Corporation of China Limited*

Corporate domicile:	12-16/F, 18-31/F, No. 62 North Xizhimen Street, Haidian District, Beijing

Legal representative:	Xiong Weiping

Registered capital:	RMB13,524,487,892

Paid-in capital:	RMB13,524,487,892

Company type:	joint stock limited company (listed)

Date of establishment:	10 September 2001

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Scope of business: Licensed projects: mining of bauxite and limestone (valid until September 2031), transportation (cargo, Shandong Branch, Guangxi Branch and Guizhou Branch only, valid until the expiration of the relevant permit), major repair of automobile (Guangxi branch and Guizhou Branch only, valid until the expiration of the relevant permit).

(II)	Introduction of Guizhou Branch of Aluminum Corporation of China Limited*

1.	General information

Company name:	Guizhou Branch of Aluminum Corporation of China Limited*

Registered number:	520000000020494(5-1)

Location of business:	Gongjiazhai, Baiyun District, Guiyang, Guizhou Province

Person in charge:	Liu Yaping

The type of the company:	branch

Business scope: the exploration and mining of bauxite and limestone; the production and sales of aluminum and magnesium minerals, metallurgical products, processed products, carbon products and related non-ferrous metal products; the manufacturing of machinery and equipments; relevant technological development and technical service; railway transportation (valid period for the cargo is until the expiration of the relevant permit); major repair of automobile (valid until the expiration of the relevant permit); sales of aluminum and magnesium minerals, metallurgical products and processed products; sales of carbon products, relevant non-ferrous products and industrial water and electricity; survey and design, construction and installation; production of mechanical equipment, production, installation and maintenance of spare parts and non-standard equipment; manufacture and sale of automobile of special process; installation, repair, inspection and sales of testing instruments; automatic measurement control, network, software system design and installation debugging; operation of office automation and instruments; relevant technological development and technical service (the above items exclude those that require the national special permit).

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Guizhou Branch of Aluminum Corporation of China Limited* was established in February 2002 based on the prime assets of the original Guizhou Aluminum Plant according to the restructuring and reform arrangement of the headquarters of Chinalco. It is a large-scale aluminum conglomerate which serves as the branch of Aluminum Corporation of China Limited* in Guizhou.

Guizhou Branch of Aluminum Corporation of China Limited* is located in Baiyun District, Guiyang City, Guizhou Province. It possesses a designed annual capacity of more than 400,000 tonnes of aluminum products, more than 1,200,000 tonnes of alumina and more than 270,000 tonnes of carbon products. The branch has five main products lines covering more than 40 varieties, with a focus on alumina, aluminum, aluminum products and carbon products.

2.	Assets and the financial and operation position

The assets and operational position of Guizhou Branch of Aluminum Corporation of China Limited* are set out as follows:

(1)	Assets and liabilities

Unit: RMB'0,000

Items	2010	2011	2012

1	Total assets	1,030,861.15	1,050,364.49	1,024,926.69
2	Total liabilities	778,966.35	798,574.90	773,065.50
3	Net assets	251,894.80	251,789.59	251,861.19

(2)	Operational position

Unit: RMB'0,000

Items		2010	2011	2012

I.	Operating revenue	691,061.44	688,483.46	658,508.84
II.	Operating profit	-56,018.45	-62,115.61	-136,326.40
III.	Total profit	-49,505.49	-61,674.17	-110,865.10
IV.	Net profit	-50,013.57	-59,510.08	-111,306.67

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(III)	Other Valuation Report Users

This valuation report exists only for use by the principal, other valuation report users as prescribed in The Asset Valuation Engagement Letter and the valuation report users as prescribed by national laws and regulations.

II.	VALUATION PURPOSE

Aluminum Corporation of China Limited* proposed to transfer the relevant assets and liabilities of alumina segment of Guizhou Branch, its subsidiary, a valuation of the market value of the relevant assets and liabilities of alumina segment in Guizhou Branch of Aluminum Corporation of China Limited* is thus required. The resolution concerning the proposed transfer of the relevant assets of the alumina production line of Guizhou Branch has been approved through the Summary and Resolution of the Thirty-seventh Meeting of the Fourth Session of the Board of Directors of Aluminum Corporation of China Limited*
().

III.	VALUATION SUBJECT AND SCOPE OF VALUATION

(I)	Contents of the valuation subject and scope of valuation

For valuation purpose, the subject and scope of the valuation refer to the relevant assets and liabilities of alumina segment in Guizhou Branch of Aluminum Corporation of China Limited*.

In the valuation, the total assets amounted to RMB4,726,819,620.62, among which the current assets amounted to RMB591,775,151.51, the fixed assets amounted to RMB3,994,625,031.07, the construction in progress amounted to RMB124,181,037.14 and the engineering material amounted to RMB16,238,400.90. The total liabilities is RMB331,081,975.03, among which the current liabilities is RMB37,066,590.03, the long-term liabilities is RMB294,015,385.00 and the net assets is RMB4,395,737,645.59. Please refer to the table below for details:

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The Simulated Balance Sheet of Guizhou Branch of Aluminum Corporation of China Limited* on 31 December 2012

Unit: RMB

Items	Carrying value

I.	Total current assets	591,775,151.51
	Trade receivables	13,237,277.04
	Prepayments	10,948,550.83
	Other receivables	1,345,175.40
	Inventories	566,244,148.24
	Other current assets	-

II.	Total non-current assets	4,135,044,469.11
	Fixed assets	3,994,625,031.07
	Construction in progress	124,181,037.14
	Engineering material	16,238,400.90

III.	Total assets	4,726,819,620.62

IV.	Total current liabilities	37,066,590.03
	Trade payables	34,937,460.64
	Advances from customers	1,567,823.83
	Interest payables	561,305.56

V.	Total non-current liabilities	294,015,385.00
	Long-term borrowings	280,000,000.00
	Other non-current liabilities	14,015,385.00

VI.	Total liabilities	331,081,975.03

VII.	Net assets (owner's equity)	4,395,737,645.59

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The Simulated Income Statement of Alumina Segment for 2012

Unit: RMB

Items	Amount in 2012

1.	Operating revenue	2,515,938,801.76

2.	Total operating cost	2,961,596,463.95
	Including: Operating cost	2,815,511,470.59
	Business tax and surcharges	1,900,527.41
	Selling expenses	13,732,519.19
	Administrative expenses	53,096,501.41
	Finance expenses	39,582,157.48
	Loss on assets impairment	37,773,287.87

3.	Operating profit (loss stated with "-")	-445,657,662.19
	Add: Non-operating income	3,172,281.40
	Less: Non-operating expenses	18,410,283.88

4.	Total profit(loss stated with "-")	-460,895,664.67

5.	Net profit (net loss stated with "-")	-460,895,664.67

The above scope of valuation is consistent with the entrusted scope of valuation and the asset scope declared to be valued by the title holding entity, and have been audited by Zhonglei Certified Public Accountants Co., Ltd. (). The number of the audit report is ([2013] Zhonglei Zhuan Shen Zi No.0310).

The principal businesses of Guizhou Branch of Aluminum Corporation of China Limited* are the alumina segment and aluminum segment. The scope of the valuation is the relevant assets and liabilities of the alumina segment with an annual production capacity of 1,200,000 tonnes.

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(II)	Distribution and characteristics of the physical asset

The physical asset for this valuation declared by Guizhou Branch of Aluminum Corporation of China Limited* comprised inventories, buildings, machinery equipment, projects under construction and construction materials, which were distributed in Guizhou Branch of Aluminum Corporation of China Limited* located in Gongjiazhai, Baiyun district, Guiyang, Guizhou province ().

1.

The carrying value of the inventories amounted to RMB566,244,148.24, mainly comprised raw materials such as bauxite, spare parts for manufacturing purpose, and the finished and work-in-progress goods of alumina. All inventories were directly procured or further processed by the enterprise.

2.

The original carrying value for valuation of the buildings as declared by Guizhou Branch of Aluminum Corporation of China Limited* amounted to RMB2,099,216,485.05, whereas the net carrying value amounted to RMB1,274,311,685.42. The land being used by buildings was rented from the Guizhou Aluminum Plant, with an area of 15,670,792.07 m2 for rental. Buildings under fixed asset so declared totaled 636 items, with gross floor area of 538,205.15 m2. There were 575 items of constructions and ancillary facilities. Buildings were categorized into the following by functions: manufacturing premises, office premises and accessory premises. Of all buildings in the declared valuation, 185 items had not been signed for property ownership registration, involving an area of 178,645.83 m2 and a net carrying value of RMB188,128,233.87.

3.

Equipment involved in the valuation included machinery equipment, vehicles and electronic equipment. The number of equipments of the enterprise declared for valuation purpose as at 31 December 2013 totaled 11,168 items. The original carrying value of machinery equipment was RMB4,916,750,415.61, with a net carrying value of RMB2,667,035,037.61; the original carrying value of vehicles was RMB183,048,740.39, with a net carrying value of RMB48,122,817.46; and the original carrying value of electronic equipment was RMB42,671,764.18, with a net carrying value of RMB5,155,490.58. The designated annual production capacity for alumina in the alumina segment of Guizhou Branch of Aluminum Corporation of China Limited* amounted to 1.2 million tonnes. Management of the equipment in the enterprise was undertaken by designated persons, the equipment maintenance system was sound, and the physical equipment was in good technical condition.

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4.	The carrying value of construction materials involved in the valuation was RMB16,238,400.90, which were mainly remaining materials of the alumina 50-tonne technological upgrade project.

IV.	TYPE AND DEFINITION OF VALUE

According to the valuation purpose and characteristics of the assets of this valuation, the type of value as the valuation conclusion is the market value for this valuation. Market value refers to the estimated value of the valuation subject that undergoes normal and fair transaction between the buyer and seller, who act freely and rationally, without being forced by any coercion as of valuation base date of the valuation subject.

V.	VALUATION BASE DATE

The valuation base date for this report is 31 December 2012. Information declared by the enterprise was based on the valuation base date, and the prices adopted in the valuation were the same as the standard price as at the valuation base date.

The valuation base date in this report is consistent with that in the Asset Valuation Engagement Letter.

VI.	BASIS OF VALUATION

Basis for behavior:

Summary and Resolution of the Thirty-seventh Meeting of the Fourth Session of the Board of Directors of Aluminum Corporation of China Limited* ();

Basis of laws and regulations:

(I)	"Law of the People's Republic of China on the State-Owned Assets of Enterprises" (passed at the 5th Meeting of the Eleventh NPC Standing Committee on 28 October 2008);

(II)	"The Company Law of the People's Republic of China" (amended and passed at the 18th Meeting of the 10th National People's Congress Standing Committee on 27 October 2005);

(III)

"Notice of the General Office of the State Council on Forwarding the Opinions of the State Asset Supervision and Administration Commission of the State Council for Regulating State-owned Enterprises Reform" (Guo Ban Fa [2003] No.96)
;

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(IV)

"Notice of the SASAC and the Ministry of Finance on Printing and Delivering the Provisional Regulation on Transfer of State-owned Property Rights of Enterprises to the Management" (Guo Zi Fa Chan Quan [2005] No.78)();

(V)	"Interim Measures for the Administration of the Transfer of the State-owned Property Rights" (Order No. 3 of the SASAC and the Ministry of Finance);

(VI)	"Interim Measures for the Supervision and Administration of the State-owned Assets of Enterprises" (Order No. 378 of the State Council of the People's Republic of China);

(VII)	"The Property Law of the PRC" (passed at the 5th Meeting of the Tenth NPC Standing Committee on 16 March 2007);

(VIII)	"Administration Measures on Appraisal of State-owned Assets" (Order No. 91 of the State Council, 1991);

(IX)

"Detailed Rules for the Implementation of the Administrative Measures for State-owned Asset Assessments" (Guo Zi Ban Fa [1992] No. 36) originally promulgated by the National State-owned Asset Administration Bureau;

(X)	"Administration Measures on Appraisal of the State-owned Assets of Enterprises" (Order No. 12 of the SASAC);

(XI)	"Regulations on Certain Issues of Assessment and Administration of State-owned Asset" (Order No. 14 of the Ministry of Finance);

(XII)	"Interim Measures for the Administration of the Transfer of the State-owned Property Rights of Enterprises" (Order No. 3 of the SASAC and the Ministry of Finance);

(XIII)	"Notice of Certain Issues on Strengthening Administration on State-owned Assets Appraisal" (Guo Zi Wei Chan Quan [2006] No. 274);

(XIV)	"Notice of the Relevant Matters of the Transfer of the State-owned Property Rights of Enterprises" (Guo Zi Chan Quan Fa (2006) No. 306 of the SASAC);

(XV)	"Law on Administration of Urban Real Estate of the People's Republic of China" ();

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Basis of the standards

(I)	"Asset Valuation Standards - Basic Principles" (Cai Qi [2004] No. 20);

(II)	"Ethical Norms for Assets Valuation - Basic Norms" (Cai Qi [2004] No. 20);

(III)	"Guidelines Regarding the Legal Ownership of Valuation Subjects for Certified Public Valuers" (Hui Xie [2003] No. 18);

(IV)	"Guidelines on Valuation of Enterprise Value (Trial)" (Zhong Ping Xie [2004] No. 134);

(V)	"Asset Valuation Standards -Valuation Report" (Zhong Ping Xie [2011] No. 230);

(VI)	"Asset Valuation Standards - Valuation Procedures" (Zhong Ping Xie [2007] No. 189);

(VII)	"Asset Valuation Standards - Engagement Letter" (Zhong Ping Xie [2011] No.230);

(VIII)	"Asset Valuation Standards - Working Paper" (Zhong Ping Xie [2007] No. 189);

(IX)	"Asset Valuation Standards - Machinery Equipment" (Zhong Ping Xie [2007] No.189);

(X)	"Asset Valuation Standards - Real Property" (Zhong Ping Xie [2007] No. 189);

(XI)	"Guiding Opinions for Types of Value under Asset Valuation" (Zhong Ping Xie [2007] No. 189);

(XII)	"Asset Valuation Standards- Intangible Assets" (Zhong Ping Xie [2008] No. 217);

(XIII)	"Guidelines on the Business Quality Control for Valuation Agencies" (Zhong Ping Xie [2010] No. 214);

(XIV)	"Guidelines on the Valuation Report for the State-owned Assets of Enterprises" (Zhong Ping Xie [2011] No. 230);

(XV)	"Standard on Valuation of Real Estate" () National Standards of the People's Republic of China GB/T50291-1999;

(XVI)	"Accounting Standards for Business Enterprises, PRC Accounting Rules and Regulations" ();

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Basis of property rights:

(I)	drivers' license and housing ownership certificates of Guizhou Branch of Aluminum Corporation of China Limited*;

(II)	other evidence of property rights;

Valuation basis:

(I)	Original accounting information, asset valuation declaration schedule, relevant evidence and other materials provided by Guizhou Branch of Aluminum Corporation of China Limited*;

(II)	Jian Biao [2000] No. 38 "Standard Quota of Construction and Installation Projects in China" (); (the Ministry of Construction);

(III)	"Standard Budget Charge for Installation Projects in China-Construction of Industrial Pipelines" () (2000);

(IV)	"Consolidated Unit Price Benchmark for Installation and Construction-Installation and Construction of Pipelines" ();

(V)	"Defined Pricing List for Construction Projects in Guizhou Province" (2004) () (Housing and Urban-Rural Development Bureau of Guizhou Province () );

(VI)	"Defined Pricing List for Decoration Project in Guizhou Province" (2004) () (Housing and Urban-Rural Development Bureau of Guizhou Province () );

(VII)	"Defined Pricing List for Installation Project in Guizhou Province" (2004) () (Housing and Urban-Rural Development Bureau of Guizhou Province () );

(VIII)

"Notice of the Stringent Implementation of the Defined Pricing List of the Five Ministries Set by Guizhou Province" (2004)
() issued by Housing and Urban-Rural Development Bureau of Guizhou Province (Qian Jian Shi Tong, 2008 "No. 291);

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(IX)

"Notice of Adjustments to the Tax Rate for Construction and Installation Projects of Guizhou Province" () issued by Housing and Urban-Rural Development Bureau of Guizhou Province (Qian Jian Shi Tong, 2012 "No. 271);

(X)

"Notice of Adjustments to the Labor Cost and Charges for Use of Machinery under the Defined Pricing List of the Five Ministries Set by Guizhou Province (2004)"() issued by Housing and Urban-Rural Development Bureau of Guizhou Province (Qian Jian Shi Tong, 2011 "No. 564);

(XI)

"Prices of materials used in construction projects as at the valuation base date promulgated in the Information on Construction Costs in Guiyang City" () as well as relevant regulations issued by local authorities overseeing construction costs;

(XII)

budget and final account report, geological survey data, construction design blueprint, description of the overall situation of housing and other relevant information provided by Guizhou Branch of Aluminum Corporation of China Limited*;

(XIII)	information of tax and asset price in respect of the purchase and construction and transaction of the assets being valued so investigated and collected by the valuer;

(XIV)	operating records of equipment and all relevant information provided by Guizhou Branch of Aluminum Corporation of China Limited*;

(XV)	survey, verification and technical identification records of the Valuation Subject by the Valuer;

(XVI)	"Manual of Quotation for Machinery and Electric Products" (2012) ();

(XVII)	major equipment purchase and construction contracts and original evidence provided by Guizhou Branch of Aluminum Corporation of China Limited*;

(XVIII)	"Regulations on Compulsory Write-off Standard Requirements of Motor Vehicles" () (24 August 2012);

(XIX)	other information.

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VII.	VALUATION METHODS

Basic valuation methods used for calculating the value of assets include market approach, income approach and asset-based approach.

The market approach refers to the valuation method used for determining the value of the valuation target by comparing the valuation target with comparable listed companies or with comparable transaction cases.

The income approach refers to the valuation method used for determining the value of the valuation target by capitalizing or discounting the expected income.

The asset-based approach refers to the valuation method, based on the balance sheets of title holding entity as at the valuation base date, used for determining the value of the valuation target by reasonably appraising the value of various assets and liabilities recorded in and outside balance sheets.

According to the Asset Valuation Standards (General), it is necessary to properly select one or more asset valuation methods according to valuation purpose, value type, data collection and other relevant conditions.

As the products of the alumina segment, i.e. the valuation subject, are not the ultimate product of Guizhou Branch of Aluminum Corporation of China Limited*, and there are no independent operational data for the historical years upon the auditing of the alumina segment, along with the fact that Guizhou Branch of Aluminum Corporation of China Limited* has been recording operational loss for three consecutive years, given the purpose of the valuation and characteristics of the valuation subject, as well as applicable conditions of valuation methods, the asset-based approach is selected for valuation purpose. Specific valuation methods are as follows:

*	Asset-based approach

(I)	Current assets: the valuation will be classified as follows and will be conducted according to different approaches:

1.

Receivable and prepayments under current assets: this category includes trade receivables, prepayments and other receivables. The value is determined mainly on basis of checking and verifying the balance of the carrying value of the subject with reference to every amount that could possibly be recovered. The value of prepayments was determined according to the goods or services to be received and the assets or rights so generated.

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2.

Physical current assets: this category mainly refers to inventories. The value of raw materials, materials in transit and circulating materials in stock is determined by market prices. The value of finished products, however, is determined on basis of market prices net selling and distribution expenses and relevant taxes. As to the value of work-in-progress, given an understanding of the contents of work-in-progress, the composition of the account will be checked verified. As the enterprise has recorded loss for three consecutive years, impairment was evaluated on basis of finished goods. The value of work-in-progress is determined by the proportion of the value of finished goods to the costs of such goods, i.e. 82.72% multiplied by the carrying value of work-in-progress.

(II)	Non-current assets

1.	Equipment Assets

Equipment assets were valued by cost method, i.e.:

Appraised value = full replacement price x newness rate

1)	Determination of full replacement price of equipment

(1)

Standard machinery equipment: For machinery equipment, replacement price was determined on the basis of the price of the latest transaction, if any, and based on the closing price to take into consideration the relevant freight charges, installation and commissioning charges; for equipment without any latest transaction, replacement price was determined based on the price directly enquired from manufacturers if such equipment currently exists in the market, and relevant charges thereof were also taken into consideration; for equipment whose price could not be enquired and with no substitute, replacement price was determined by price index adjustment method after verifying its original purchase price as basically reasonable.

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(2)

Non-standard and self-manufactured equipment: Survey Form of Non-standard Equipment () was completed according to the corresponding categories, for the purpose of counting the weights of main materials and special materials, the amount of the main parts from external procurement as well as the specifications and models, so as to determine the replacement price by calculating prices of main and accessory materials and parts from external procurement, and taking into consideration the charges for the manufacturing of the main parts, installation and commissioning, design as well as profit, and tax etc.

(3)

Vehicles: The replacement price of vehicles was determined according to the prevailing market price of the same type of vehicles as at the valuation base date, and taking into consideration the relevant additional tax on purchase, license and handling fees.

(4)	Electronic equipment: The replacement price was mainly determined by making enquiries on the information of the current relevant quotation;

2)	Determination of the general newness rate of equipment

(1)	Equipment

The valuers have carried out site verification on the reported equipment. They understood the operation and maintenance on the equipment, inspected the operation record and maintenance system of the equipment, appraised the major equipment on the spot and filled in the appraisal form. The maintenance of the alumina plant of the Guizhou Branch of Chalco was satisfactory, with higher rate of utilization. The valuers adopted the weighted average of both service life and site appraisal methods to determine the general newness rate of the equipment under their site investigation,

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Formula:

General newness rate = newness rate under service life method x 40% + newness rate under site appraisal x 60%

of which:

Newness rate under service life method = (specified service life - serviced life)/specified service life

Newness rate based on site appraisal: Valuers carried out general appraisal to the equipment on site and filled in the technical appraisal form, score form and determined the newness rate based on site appraisal.

(2)	Vehicles

Based on the Notice on Adjusting Several Provisions of the Standards of Obsolete Automobiles
(), newness rate of different types of vehicles are calculated using the service life and mileage methods, whichever is lower will be used as the theoretical newness rate. Valuers would adjust the theoretical newness rates based on their site appraisal to the vehicles. The adjusted theoretical newness rates will be used as the general newness rates.

Of which:

The formula for determining newness rate based on service life method:

Newness rate determined under service life method = (specified service life - serviced life)/specified service life x100%

The formula for determining newness rate based on mileage method:

Newness rate determined under mileage method = (specified mileage traveled-mileage traveled)/specified mileage traveled x 100%

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Determination of coefficient of adjustment through on-site assessment: the valuers, together with relevant experts, conducted an on-site assessment of the motor vehicles and obtained from drivers, repairers and management the information regarding the operation of the motor vehicles, the intensity and frequency of use and daily repair and maintenance as well as overhauls, so as to determine whether there is any early or delayed obsolescence assuming the motor vehicles continue to be used on a "as is" basis. All the aforesaid are used to determine the coefficient of adjustment.

2.	Building (Structure) of Property

Cost method was adopted for specific conditions of buildings (structures) of properties

Appraised value = Full price of replacement x newness rate

1)	Determination of full price of replacement

The valuers selected typical properties and structures of the same function and structure for testing and calculation purposes. The tested original appraisal value of the typical properties and structures would be used for comparative analysis for the rest of the properties and structures to the typical properties and structures based on the area, height of levels and flats, building materials and construction methods, decoration and equipment. The full prices of replacement would be arrived by adjusting the differences.

Full price of replacement = Price of construction and installation + preliminary and other expenses + cost of capital

2)	Determination of newness rate

The newness rates of the buildings (structures) of the valued properties were tested and calculated using service life and score methods.

Newness rate of the service life of buildings = residue service life of buildings (serviced life of buildings + residual service life of buildings) x 100%

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Based on the scoring standard on the newness rate of the buildings, newness rate of site inspection was consolidated by inspection, comparison and scoring on the different parts of the valued buildings and properties.

The consolidated newness rate is the consolidated (weighted average) result of both service life and scoring methods.

Consolidated newness rate = Newness rate based on scoring method x 60% + newness rate based on service life method x 40%

3.	Construction in progress

The construction in progress was valued under different conditions of the projects.

1)

The construction in progress for the terminated projects was valued as 0 as the carrying amounts represented the preliminary expenses incurred by the projects, and the projects were terminated and would not proceed further due to technical reasons or the operation strategy of company.

2)	Due to the uncertainty for the progress of the projects, construction in progress for the projects terminated was presented at carrying value in the valuation.

3)

As for the construction in progress for the projects under normal operation, valuers would review the reasonableness of the components of the carrying value. Adjustment was made to the reasonable construction expenses by the market price on the valuation base date while the unreasonable expenses were deleted, in particular the unreasonable capitalized interests not incurred in the project, and re-calculated based on normal capitalized interests.

4.	Project material

Valuation was done based on market method.

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(III)	Liabilities

Liabilities are valued based on the actual items and amount of the liabilities that the enterprise needed to assume.

VIII.	PROCESS AND SITUATION OF THE IMPLEMENTATION OF THE VALUATION PROCEDURES

The valuers carried out valuation on the assets and liabilities in the scope of valuation this time. The major valuation processes were as follows:

(I)	Accepting the entrustment

Before accepting the entrustment, we discussed with the personnel of the principal and communicated with the auditor of the Guizhou Branch of the Aluminum Corporation of China Limited* for detailed understanding of the purposes, subject, scope and valuation base date of the valuation. On such basis, the Company complied with relevant regulations of the PRC and signed the Engagement Letter for Asset Valuation Business
() and drafted relevant plans.

(II)	Inspection on Assets

According to the reported information of the valuation provided by the Guizhou Branch of Aluminum Corporation of China Limited*, the valuers carried out necessary investigation and verification on all the assets and liabilities declared. They also listened to the introduction on the history and present condition of the assets to be valued from relevant personnel of the Guizhou Branch of Aluminum Corporation of China Limited* and performed verification between the accounts and records, accounts and statements, and accounts and physical goods in respect of the assets declared.

-

Inspection on current assets receivable and paid in advance: The current assets receivable and paid in advance included in the valuation are mainly receivables, prepayments and other receivables. Firstly, the declaration form will be reconciled with the financial statements, separate accounts and general ledger. Inspection and verification as well as necessary evidence collection and verification on each large transaction will be conducted.

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ALUMINA ASSETS OF GUIZHOU BRANCH

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Inspection on inventories and engineering materials: Firstly, the declaration form will be reconciled with the financial statements, separate accounts and general ledger. Relevant accounting records and raw evidence were also reviewed. Meanwhile, stocktaking was done on inventories and engineering materials based on the declaration form of valuation. Stocktaking was done on the inventories with higher value separately, whilst sampling for checking was done on those with lower value and higher quantity. On the basis of the results of stocktaking, the quantity on the valuation base date was inferred by the in and out quantity on the stocktaking date and valuation base date. The environment, timing and usage of the inventories and engineering materials were also concerned in the process of stocktaking.

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Site inspection on equipment: After the valuers entered the site of valuation, the valuation group conducted inspection and verification on each equipment based on the declaration form of valuation. Valuers were also informed of the maintenance, repair and technical upgrade of the equipment from the management and usage personnel of the equipment.

Site inspection was also conducted on vehicles, valuers were informed of the usage and maintenance of the corporate vehicles for their understanding on the function and condition of the vehicles. Meanwhile, the licenses of the vehicles on the corporate declaration form were verified.

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Site inspection on buildings: After the valuers entered the site of valuation, site inspection was conducted on the buildings and structures according to the declaration form of buildings and structures provided by the enterprise. The number of items, area, type of structures, other major coefficient, decoration and equipment and facilities of drainage, power supply as well as heating and ventilation were covered. Information on the entitlement of the property was also collected and verified.

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Inspection on construction in progress: Firstly, the feasibility, establishment, process of approval, statutory planning documents, design and present condition of the construction in progress were investigated. Each commenced sub-project was inspected and verified for the understanding of the projects. Commencement dates and contractors were verified and relevant floor plans, contracts and tender documents were inspected; Each item on the asset valuation checklist were examined and the consistency between the information on the asset valuation checklist and the quantity of construction in progress in financial statements were verified for the understanding of the major information and asset condition of the projects in progress; Contracts were examined based on the civil engineering projects and equipment installation projects declared. Composition and reasonableness of the carrying value were analyzed through the communication with the finance personnel which allowed the understanding on the actual progress and payments on the projects. Site inspection was carried out on the progress of the construction in progress so as to verify of that was implemented according to the provisions of the contracts.

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Inspection on liabilities: Verification was conducted on each declaration form of liabilities of the valued entities with the financial statements, separated accounts and general ledger. Meanwhile, raw evidence and contracts were also inspected.

(III)	Determination of valuation

The valuers conducted necessary market survey and price queries on the valued assets. Replacement cost was determined at prevailing market prices. The appraised value was determined after taking into consideration the substantive, functional and economic depreciation on the basis of examination, verification and site inspection.

(IV)	Summarization and reporting

We summarized and analyzed the appraisal results and prepared the appraisal report and accompanying notes in accordance with the requirements of Asset Appraisal Standards -Appraisal Report () and Guidelines for Appraisal Report of State-owned Assets of Enterprises () . We have carried out a three-level verification on the appraisal report.

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IX.	ASSUMPTIONS

General assumptions

(1)

There is no material change in the existing national and local laws and regulations, systems and social, political and economic policies applicable to the Guizhou Branch of Aluminum Corporation of China Limited* within the course of its operation;

(2)	The Guizhou Branch of Aluminum Corporation of China Limited* will maintain on-going operation in line with its current mode of business operation;

(3)	There is no material change in the prevailing tax base and rates, preferential tax treatment policies, bank loan interest rates and other policies on fees in the PRC;

(4)	There are no force majeure events or unforeseeable factors that result in significant adverse impact.

If there is any difference between the actual situation in the future and assumptions aforesaid, the conclusion will be affected. Users of this report shall pay attention to the effect of the assumptions on the conclusion when using the report.

X.	VALUATION CONCLUSION

According to asset based method, the carrying amount and appraised value of the total assets of the relevant group of assets of the alumina segment of Guizhou Branch of the Aluminum Corporation of China Limited* were RMB4,726,819,600 and RMB 4,746,050,800 respectively, representing an appreciation of RMB19,231,200 or 0.41%. The carrying and appraised value of the total liabilities were RMB331,082,000 and RMB317,066,600 respectively, representing an appreciation of RMB-14,015,400 or -4.23%. The carrying and appraised value of the net assets were RMB4,395,737,600 and RMB4,428,984,200 respectively, representing an appreciation of RMB33,246,600 or 0.76%. For particulars of the valuation conclusion, please refer to the summary of result of asset valuation:

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Summary of the Asset Valuation Results

Valuation base date: 31 December 2012	Unit: RMB0'000

	Carrying		Appreciation/	Appreciation
Items	value	Valuation	Depreciation	rate (%)
	A	B	C=B-A	D=C/Ax100

1	Current assets	59,177.52	59,657.30	479.78	0.81
2	Non-current assets	413,504.45	414,947.77	1,443.32	0.35
3	Of which: financial assets available for sale	-	-	-
4	Investment held to maturity	-	-	-
5	Long term receivables	-	-	-
6	Long term equity investment	-	-	-
7	Investment property	-	-	-
8	Fixed assets	399,462.50	402,095.87	2,633.37	0.66
9	Construction in progress	12,418.10	11,228.06	-1,190.04	-9.58
10	Engineering materials	1,623.84	1,623.84	-	0.00
11	Disposal of fixed assets	-	-	-
12	Productive biological assets	-	-	-
13	Oil and gas assets	-	-	-
14	Intangible assets	-	-	-
15	Development costs	-	-	-
16	Goodwill	-	-	-
17	Long term deferred expenses	-	-	-
18	Deferred income tax assets	-	-	-
19	Other non-current assets	-	-	-
20	Total assets	472,681.96	474,605.08	1,923.12	0.41
21	Current liabilities	3,706.66	3,706.66	-	0.00
22	Non-current liabilities	29,401.54	28,000.00	-1,401.54	-4.77
23	Total liabilities	33,108.20	31,706.66	-1,401.54	-4.23
24	Net assets (Equity interests of owners)	439,573.76	442,898.42	3,324.66	0.76

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XI.	NOTES ON SPECIAL MATTERS

The special matters in this valuation report refer to relevant matters found by valuers, after the valuation conclusion has been determined, that would affect the valuation conclusion and beyond the valuers' professional proficiency and ability to conduct the valuation estimation.

1.

Zhonglei Certified Public Accountants Co., Ltd. has audited the asset group included in the valuation and has issued an audit report on the pro-forma financial statements of the alumina segment of the Guizhou Branch of Chalco. The number of the report is [2013] Zhong Lei Zhuan Shen Zi No. 0310.

2.

The land of the properties and buildings declared by the Guizhou Branch of Aluminum Corporation of China Limited* for valuation are leased from Guizhou Aluminum Factory, with an area of 15,670,792.07 m2. Property ownership has not been registered for 185 properties and buildings declared for valuation. The valuers temporarily included those in this valuation in accordance with the declaration and explanatory materials of the Guizhou Branch of Aluminum Corporation of China Limited*. The Guizhou Branch of Aluminum Corporation of China Limited* has stated in written that these properties are invested and constructed by it and committed that it shall assume appropriate legal and economic responsibilities for any ownership disputes.

3.	The following buildings and structures declared by the Guizhou Branch of Aluminum Corporation of China Limited* have been demolished as at the valuation base date and the valuation is nil.

			Completion	Original	Net carrying
Asset No.	Name	Structure	date	carrying value	value	Location

10003749	Forging the wall of	Brick/concrete	1991-6-5	26,042.00	1,302.10	Planning and control
	cycling pool
10003751	Wall for oxygen	Brick/concrete	1959-1-1	108,972.00	5,448.60	Planning and control
	generation

Total				135,014.00	6,750.70

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4.

In the valuation, vehicle licenses of 129 vehicles were not presented due to the reasons of annual inspection and external transportation. However, Guizhou Branch of Aluminum Corporation of China Limited* has undertaken that the above vehicles were purchased and used by Guizhou Branch of Aluminum Corporation of China Limited* and there was no disagreement as to the ownership of the vehicles of Guizhou Branch of Aluminum Corporation of China Limited*.

5.

As at August 2012, the assets of the Information Planning and Control Center of the Guizhou Branch of Aluminum Corporation of China Limited* were leased by Huakong Technology Company Limited, Guiyang* (), a subsidiary of Aluminum Corporation of China, 334 staff were transferred to Huakong Technology Company Limited, Guiyang on temporary basis; As at December 2012, the assets of the machinery factory of Ciuizhou Branch of Aluminum Corporation of China Limited* were leased by Huayuan Equipment and Engineering Company Limited, Guizhou* (), formerly known as Baiyun Aluminum Industrial Equipment Manufacturing Factory, Guiyang* (), a subsidiary of Aluminum Corporation of China. All of the 528 staff were transferred to Huayuan Equipment and Engineering Company Limited, Guizhou on temporary basis. The valuation did not consider the impact of the above leasing, which is a connected transaction, on the appraised value of the assets involved.

6.

After the valuation base date, in the event that any changes in the quantity of assets occurred within the term of validity of this valuation report, the assets shall be assessed according to the original valuation method and corresponding adjustments shall be made. In the event that the pricing standard of the assets changes due to special reasons and imposes obvious impacts on the asset valuation, the principal shall put forward its request and the valuation agency will revalue the appraised assets according to the actual conditions.

7.

The scope of this valuation shall be confined to the assets and liabilities reported by the company, without taking into consideration the impact on the asset prices from the possible losses arising from the following economic activities:

(1)	Contingent guarantee, the external guarantee in the name of the company or with its assets;

(2)	Liabilities not yet discovered and potential litigations;

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APPENDIX IV	VALUATION REPORT FOR THE
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(3)	Taxation obligation and late payment penalties, situation that the taxation authority demanding extra taxation charges and payment of late payment penalties;

(4)	Other contingent liabilities.

8.

The Company only conducted valuation on the assets of Guizhou Branch of Aluminum Corporation of China Limited* and issued professional opinions to provide reference on value for the users of the report. Confirmation of legal ownership of valuation subject or expressing opinions on such matter do not belong to our scope of practice, therefore we will not provide any guarantee on the legal ownership of valuation subject. We did not consider the impact of ownership on appraised value or the possible impact of transaction on the value of assets in case of changes in ownership in the future. Guizhou Branch of Aluminum Corporation of China Limited* shall be liable for the truthfulness, legality and completeness of the information of the valuation subject provided.

XII.	EXPLANATION ON LIMITATION ON THE USE OF THE VALUATION REPORT

1.	The conclusion of this valuation report is arrived under a clear and definite title on the premise of on-going operation.

2.	This valuation report may only be used according to the objectives and purposes as stated herein.

3.	The valuation report may only be used by users expressly stated herein.

4.

Save as required by laws and regulations or otherwise agreed upon by relevant parties concerned, the extraction, reference or disclosure of the whole or any part of contents of this valuation report in any public media shall be subject to the review of such contents by the valuation institution.

5.	The validity period of the valuation conclusion is one year from the valuation base date, i.e. the valuation conclusion will be invalid after 30 December 2013.

6.	This valuation report shall be used in its entirety. The Company shall not be liable for any losses arising from the use of only a portion of this report.

XIII.	DATE OF VALUATION REPORT

The submission date of this valuation report is 10 May 2013.

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APPENDIX IV	VALUATION REPORT FOR THE
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(The page is intentionally left blank)

Legal representative principal:

ZhongHe Appraisal Co., Ltd.

Certified Public Valuer
Person in charge of valuation:

10 May 2013

Certified Public Valuer
Reviewer of Valuation Report:

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APPENDICES TO ASSET VALUATION REPORT

Appendix I.	Summary and Resolution of the thirty-seventh meeting of the fourth session of the Board of Directors of Aluminum Corporation of China Limited* ();

Appendix II.	Copy of the Business License of the Principal and Title Holding Entity;

Appendix III.	The Audit Report of the Pro-forma Statements of Alumina in Guizhou Branch of Aluminum Corporation of China Limited* on the Valuation Base Date;

Appendix IV.	Major Supporting Information on the Ownership of the Valuation Subject;

Appendix V.	Letter of Undertaking from the Principal and Title Holding Entity;

Appendix VI.	Letter of Undertaking from the Certified Public Valuers Signed Therein;

Appendix VII.	Copy of Business License of ZhongHe Appraisal Co., Ltd.;

Appendix VIII.	Copies of Qualification Certificates of Assets Valuation of ZhongHe Appraisal Co., Ltd.;

Appendix IX.	Copies of Qualification Certificates of Certified Public Valuers Signed Therein;

Appendix X.	Power of Attorney of the Legal Representative.

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SUPPLEMENTAL NOTICE OF THE 2012 ANNUAL GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

SUPPLEMENTAL NOTICE OF 2012 ANNUAL GENERAL MEETING

Please refer to the Notice of the 2012 Annual General Meeting of Aluminum Corporation of China Limited* (the "Company") dated 13 May 2013 (the "AGM Notice") which sets out the time and venue of the annul general meeting for the financial year ended 31 December 2012 of the Company (the "AGM") and contains the resolutions to be proposed at the AGM for shareholders' consideration and approval.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held as originally scheduled at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 9:30 a.m. on Thursday, 27 June 2013, for the purpose of considering, and if thought fit, approving the following resolution in addition to the resolutions set out in the AGM Notice (unless otherwise indicated, capitalised terms used in this notice shall have the same meanings as those defined in the supplemental circular of the Company dated 7 June 2013):

ORDINARY RESOLUTION

16. To consider and approve the resolution in relation to the Proposed Transfer of Loans of the Company to Chinalco; and the Chairman of the Board of Directors of the Company, or such other person as the Chairman of the Board of Directors of the Company may authorize, is hereby authorized, confirmed and ratified to handle all relevant matters relating to the disposal, and do all such acts and things, execute and amend all such documents as he/she deems necessary or appropriate.

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SUPPLEMENTAL NOTICE OF THE 2012 ANNUAL GENERAL MEETING

(The original special resolutions No. 16-18 have been re-numbered as resolutions No. 17-19 accordingly.)

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
7 June 2013

Notes:

1.	Details of the above resolution are set out in the supplemental circular of the Company dated 7 June 2013 (the "Circular").

2.	The supplemental form of proxy in connection with the above resolution is enclosed to the Circular.

3.

For details of other resolutions proposed to the AGM for consideration and approval as well as the closure of register of members, eligibility for attending the AGM, registration procedures of attending the AGM, appointment of proxies and other matters, please refer to the AGM Notice.

* For identification purpose only

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About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary